Exhibit 2.1

EXECUTION VERSION

SECURITIES AND ASSET PURCHASE AGREEMENT

BY AND AMONG

VERITONE, INC.,

VERITONE UK LTD.,

CAREERBUILDER, LLC

AND

THE OTHER SELLERS SET FORTH ON THE SIGNATURE PAGES HERETO

MAY 27, 2023

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EXHIBITS

Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Conditional Binder to R&W Insurance Policy
Exhibit C	Example Statement of Net Working Capital and Agreed Accounting Policies
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Escrow Agreement

SCHEDULES

Schedule 1	Asset Sellers
Schedule 1.02(a)	Acquired Assets
Schedule 1.02(b)	Excluded Assets
Schedule 1.02(c)(iv)	Assumed Liabilities
Schedule 1.02(d)	Excluded Liabilities
Schedule 1.04(c)	Wire Instructions Allocation
Schedule 4.07	Employee Matters
Schedule 4.08	Business Separation Matters
Schedule 4.09(b)	Tax Matters
Schedule 4.09(j)	Specific Tax Claims
Schedule 4.09(l)	Seller Tax Refunds
Schedule 4.11	Replacement of Guaranties
Schedule 4.21	Notices and Consents
Schedule 4.23	Assignment of Wrong Pocket Contract
Schedule 4.24	Bundled Contract
Schedule 8.02(f)	Specific Indemnification
Schedule 9.16	Seller Firms
Schedule 10	Key Employees
Schedule 11	Knowledge Parties

The exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Securities Act of 1933, as amended. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon request.

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SECURITIES AND ASSET PURCHASE AGREEMENT

This SECURITIES AND ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 27th day of May, 2023, by and among (a) Veritone, Inc., a Delaware corporation (the “US Purchaser”), (b) Veritone UK Ltd., a limited company incorporated under the laws of England and Wales with company number 10993647 (the “UK Purchaser” and, together with the US Purchaser, the “Purchasers” and each a “Purchaser”), (c) CareerBuilder, LLC, a Delaware limited liability company (“CB HoldCo”), (d) CareerBuilder International Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“CareerBuilder B.V.”), (e) CareerBuilder France Holding, LLC, a Delaware limited liability company (“CBFH”, together with CareerBuilder B.V., the “Equity Sellers”), and (f) the Persons listed on Schedule 1 under the caption “Asset Sellers” (CB HoldCo and each other Person so identified that holds an interest in any Acquired Asset or Assumed Liability, the “Asset Sellers” and, together with the Equity Sellers, the “Sellers” and, collectively with the Purchasers, the “Parties”).

RECITALS

WHEREAS, CB HoldCo owns, as of the date hereof, and shall own, as of the Closing Date, all of the issued and outstanding share capital of the Equity Sellers;

WHEREAS, CareerBuilder B.V. owns, directly, as of the date hereof, and shall own, directly, as of the Closing Date, all of the issued and outstanding share capital (the “CareerBuilder B.V. Capital Stock”) of (a) Broadbean Technology Pty Ltd ACN 116 011 959 / ABN 79 116 011 959, a limited company incorporated under the laws of Australia (“Broadbean Australia”) and (b) Broadbean Technology Limited, a limited company incorporated under the laws of England and Wales (“Broadbean UK”);

WHEREAS, CBFH owns, directly, as of the date hereof, and shall own, directly, as of the Closing Date, all of the issued and outstanding capital stock (the “CBFH Capital Stock” and, together with the CareerBuilder B.V. Capital Stock, the “Capital Stock”) of (a) Broadbean, Inc., a Delaware corporation (“Broadbean Inc.”) and (b) CareerBuilder France S.A.R.L., a limited liability company organized (société à responsabilité limitée) under the laws of France (“Broadbean France”, and, together with Broadbean Inc., Broadbean Australia and Broadbean UK, the “Acquired Entities”);

WHEREAS, CB HoldCo owns, directly or indirectly, as of the date hereof, and shall own, directly or indirectly, as of the Closing Date, all of the issued and outstanding equity securities of each of the Asset Sellers;

WHEREAS, the Sellers, through the Acquired Entities and the Asset Sellers, are engaged in the Business;

WHEREAS, the Sellers, as applicable, wish to sell and assign to the US Purchaser or the UK Purchaser, or such Purchaser’s designee, as applicable, and the US Purchaser or the UK Purchaser, as applicable wishes to, or wishes to cause such designee to, purchase and assume from the applicable Sellers, (a) the Acquired Assets, (b) the Assumed Liabilities and (c) the Capital Stock, in each case, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement by the Parties or following the date of this Agreement, each Key Employee has executed or is expected to execute and deliver to the Purchasers prior to the Closing an offer letter and other customary documents and agreements required from the Purchasers.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01    Purchase and Sale of Capital Stock.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Equity Sellers shall sell, assign, transfer, convey and deliver to the applicable Purchaser or its designee, and the applicable Purchaser shall, or shall cause its designee to, purchase, acquire and receive from the Equity Sellers, the Capital Stock, free and clear of any Encumbrances, as follows:

(a)    CBFH shall sell, assign, transfer, convey and deliver to the US Purchaser, and the US Purchaser shall purchase, acquire and receive from CBFH, the CBFH Capital Stock of Broadbean Inc.;

(b)    CBFH shall sell, assign, transfer, convey and deliver to the UK Purchaser, and the UK Purchaser shall purchase, acquire and receive from CBFH, the CBFH Capital Stock of Broadbean France;

(c)    CareerBuilder B.V. shall sell, assign, transfer, convey and deliver to the US Purchaser, and the US Purchaser shall purchase, acquire and receive from CareerBuilder B.V., the CareerBuilder B.V. Capital Stock of Broadbean Australia; and

(d)    CareerBuilder B.V. shall sell, assign, transfer, convey and deliver to the UK Purchaser, and the UK Purchaser shall purchase, acquire and receive from CareerBuilder B.V., the CareerBuilder B.V. Capital Stock of Broadbean UK.

Section 1.02    Purchase and Sale of Assets.

(a)    Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Asset Sellers shall sell, convey, assign, transfer and deliver (or cause to be sold, conveyed, assigned, transferred and delivered) to the applicable Purchaser or one or more of its designees, and the applicable Purchaser shall, or shall cause one or more of its designees to purchase, acquire and accept from the Asset Sellers (or their Subsidiaries (other than the Acquired Entities)), all of such Asset Sellers’ (or such Subsidiaries’ (other than the Acquired Entities’)) right, title and interest in the assets, properties and rights of every kind and description of the Asset Sellers, excluding any Excluded Asset and in each case free and clear of all Encumbrances (other than Permitted Encumbrances) and subject to Section 4.01, as the same shall exist as of the Closing (x) which are primarily used in, primarily held for use in, or primarily related to the Business (other than as set forth in Section 1.02(a)(vii)); and (y) in, to and under the following (which, for the avoidance of doubt, may overlap with the assets, properties and rights set forth in the preceding clause (x)) (collectively, the “Acquired Assets”).

(i)    (A) the Contracts specifically listed on Schedule 1.02(a)(i), including the Real Property Leases, the CB Entity Contracts set forth on Schedule 1.02(a)(i) (as such Contracts may be amended with the US Purchaser’s consent (if required) pursuant to Section 4.01) and (B) any other Contracts primarily used in, primarily held for use in, or primarily related to the Business, including any Contracts primarily used in, primarily held for use in, or primarily related to the Business entered into by any Asset Seller after the date hereof in accordance with Section 4.01(b) (collectively, the “Assigned Contracts”);

(ii)    all assets included in the definition of Net Working Capital to the extent reflected in the Final Closing Statement;

(iii)    all Seller Business Intellectual Property, including the right to sue for, collect and recover damages, profits and any other remedy in connection therewith, for past, present of future infringement, dilution, misuse, breach, default, misappropriation or other violation related to any Seller Business Intellectual Property;

(iv)    all Business Systems listed on Schedule 1.02(a)(iv);

(v)    all portions of the accounts receivable of the Asset Sellers primarily related to the Business, except the accounts receivable arising out of the Shared Customer Contracts or the contracts listed on Schedule 1.02(b)(i), which shall be governed pursuant to the License Agreements;

(vi)    all tangible personal property of every kind to the extent primarily used in, primarily held for use in, or primarily related to, the Business, including supplies, equipment, vehicles, furniture (including couches, tables, chairs, storage equipment, rolling racks and other similar items), fixtures, furnishings, computers, computer equipment, tablets, telephones, telephone systems, networking hardware (including routers and switches), televisions and other audio/video equipment, appliances, information technology infrastructure, office supplies, production supplies, spare parts, shipping and packaging materials, office and warehouse equipment and apparatuses, machinery, tools and any other tangible personal property owned by the Asset Sellers to the extent primarily used in, primarily held for use in, or primarily related to the Business (including any of the foregoing property that is subject to a lease, but only to the extent that any Purchaser assumes such lease as an Assigned Contract) and any warranty or claims associated therewith;

(vii)    (A) all originals and copies of books and records that are in the possession or control of any Seller or their Subsidiaries (other than books and records that are Acquired Entity Assets) that are exclusively used or exclusively owned or exclusively held for use in the operation of the Business (including with respect to the Acquired Entities) and not commingled with books and records of any business of any Asset Seller other than the Business and (B) copies of all books and records that are in the possession or control of any Sellers or their Subsidiaries (other than the books and records that are Acquired Entity Assets) that are commingled with books and records of any business of any Asset Seller other than the Business and are otherwise primarily used or owned or held for use in the operation of the Business or primarily relating to the Acquired Assets, including, in each case, financial and accounting records and any other files, documentation and records primarily relating to the Acquired Assets or the Business (collectively, the assets set forth in the preceding clauses (A) and (B), the “Transferred Records”); provided that with respect to clause (B) in the definition of “Transferred Records,” the Asset Sellers may redact any information from such Transferred Records not related to the Business prior to the delivery of such Transferred Records to the Purchasers, and the Asset Sellers may retain a copy of any Transferred Records (w) to the extent required by, or to demonstrate compliance with, applicable Law, (x) related to any Excluded Assets or Excluded Liabilities or any Seller’s (or any Seller’s Affiliate’s) obligations under this Agreement or the other Transaction Documents, (y) in the form of electronic copies stored in backups or archives that are not generally available to the individual user and (z) as necessary to enable a Seller to prepare and/or file Tax Returns;

(viii)    each Asset Seller’s rights, claims or causes of action against third parties relating to the assets, properties, business or operations of such Asset Seller, solely with respect to the portions arising from or out of the Acquired Assets (the “Transferred Claims”);

(ix)    all Permits required under applicable Laws for the operation of the Business, to the extent transferable to the applicable Purchaser and primarily used by the Business (the “Transferred Permits”);

(x)    personnel files for Offer Employees, to the extent permitted by Law; and

(xi)    all goodwill to the extent in respect of the Business or related to any Acquired Assets;

in each case, transferred in accordance with this Section 1.02(a) and, if applicable, pursuant to the terms of the Bill of Sale and Assignment and Assumption Agreement. Notwithstanding anything to the contrary in this Agreement, the Acquired Assets do not include the properties or assets of the Acquired Entities (the “Acquired Entity Assets”), which shall remain assets of the Acquired Entities, which Acquired Entities will be conveyed to the applicable Purchaser (or its designee) as a result of the transfer of the Capital Stock pursuant to Section 1.01. Where the personnel files of the EOR Employees have not been transferred to the relevant third party employer-of-record provider employing such EOR Employee, Seller or its Subsidiaries shall transfer, or, where such files are not in the possession or control of the Seller or its Subsidiaries, shall procure the transfer of, such files to the applicable Purchaser or its designee.

(b)    Excluded Assets. Notwithstanding anything to the contrary contained in any of the Transaction Documents, with respect to the Asset Sellers (or their Subsidiaries (other than the Acquired Entities)), the Acquired Assets shall not include the following (collectively, the

“Excluded Assets”), which shall be retained by the Asset Sellers (or such Subsidiaries), as applicable, or transferred to CB HoldCo or a Subsidiary thereof (other than the Acquired Entities) at or prior to Closing, and (except for the rights arising under the License Agreements) the Purchasers and their designees shall acquire no right, title or interest in the Excluded Assets in connection with the Transaction:

(i)    all Contracts, including vendor, supplier Contracts or other enterprise-wide Contracts, used in, held for use in, or related to the Business that are listed on Schedule 1.02(b)(i);

(ii)    those certain Contracts listed on Schedule 1.02(b)(ii) pursuant to which CB HoldCo or a Subsidiary thereof is obligated to deliver to a third-party customer products and/or services of the Business and one or more multiple other businesses of CB HoldCo or its Affiliates (the “Shared Customer Contracts”) and all accounts receivable arising out of such Contracts, which shall be governed pursuant to the License Agreements;

(iii)    any cash and cash equivalents (including short-term investments) held by or for the account of the Asset Sellers or any of their Subsidiaries (other than the Acquired Entities), except to the extent included in Closing Cash;

(iv)    all bank accounts, safe deposit boxes or trusts in the name of any Asset Seller or its Subsidiaries (other than the Acquired Entities);

(v)    the accounting systems and accounting software of any Asset Seller or its Subsidiaries (other than the Acquired Entities) whether or not it is used in or by the Business;

(vi)    except for the Seller Business Intellectual Property, all of the Intellectual Property (including the Excluded Trademarks) owned by any of the Asset Sellers or its Subsidiaries (other than the Acquired Entities);

(vii)    the Business Systems of the Asset Sellers or its Subsidiaries (other than the Acquired Entities) listed on Schedule 1.02(b)(vii);

(viii)    except for the Transferred Claims, each Asset Seller’s rights, claims or causes of action against third parties relating to the assets, properties, business or operations of such Asset Seller solely to the extent relating to or arising out of any Excluded Asset or the Excluded Liabilities;

(ix)    all equity interests in any Subsidiaries or any other Person owned or held by any Asset Seller or its Subsidiaries (other than the Acquired Entities);

(x)    all tangible personal property of every kind of an Asset Seller or any of their Subsidiaries (other than the Acquired Entities), including supplies, equipment, vehicles, furniture (including couches, tables, chairs, storage equipment, rolling racks and other similar items), fixtures, furnishings, computers, computer equipment, tablets, telephones, telephone systems, networking hardware (including routers and switches), televisions and other audio/video equipment, appliances, information technology infrastructure, office supplies, production supplies, spare parts, shipping and packaging materials, office and warehouse equipment and apparatuses, machinery, tools and any other tangible personal property owned by the Asset Sellers and any warranty or claims associated therewith listed on Schedule 1.02(b)(x);

(xi)    except for the Transferred Permits, all rights and interests of the Asset Sellers or any of their Subsidiaries (other than the Acquired Entities) in any other Permits;

(xii)    the insurance policies issued to any of the Asset Sellers or any of their Subsidiaries (other than the Acquired Entities), or under which any of such Asset Sellers or any of their Subsidiaries (other than the Acquired Entities) is an insured or a beneficiary, and all rights of any nature with respect to any insurance policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries (but only to the extent such recoveries, rights or claims arise solely out of any of the Excluded Assets or the Excluded Liabilities);

(xiii)    all books and records available to and in the possession or control of the Asset Sellers or any of their Subsidiaries, including all documents, agreements, records and reports prepared or received by, or entered into, each Seller or any of its Affiliates in connection with the sale of the Business and the Transactions, including all analyses relating to the Business or the Purchasers so prepared or received, and all bids and expressions of interest received from third parties with respect thereto, including rights related thereto, other than books and records that are Transferred Records;

(xiv)    all of each Asset Seller’s right, title and interest in owned and leased real property and other interests in real property, including all such right, title and interest under each real property lease pursuant to which such Asset Seller leases, subleases (as sub-tenant) or otherwise occupies any such leased real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof (but only to the extent such right, title or interest does not arise under any Real Property Leases), including the leases listed on Schedule 1.02(b)(xiv);

(xv)    all prepaid expenses, claims, deposits, prepayments, refunds, causes of actions, demands, actions, suits, choses in action, rights of recovery, rights under guarantees, warranties, indemnities and all similar rights against third parties, rights of setoff and rights of recoupment, in each case with respect to any Asset Seller or any of their Subsidiaries (other than the Acquired Entities) and only to the extent solely relating to the Excluded Assets and not reflected in the Financial Statements or taken into account in the determination of Net Working Capital;

(xvi)    all rights and interests of the Asset Sellers or any of their Subsidiaries (other than the Acquired Entities) in respect of any Parent Plans, and any funding agreements, insurance policies or similar assets related thereto, in each case, to the extent such Parent Plans are not Acquired Entity Plans;

(xvii)    all assets of the Asset Sellers or any of their Subsidiaries (other than the Acquired Entities) used to provide the Overhead and Shared Services; and

(xviii)    all right, title and interest of the Asset Sellers or any of their Subsidiaries (other than the Acquired Entities) in and to any tax refunds, credits, deposits, advance payments, or prepayments of Taxes that are Indemnified Taxes or Excluded Liabilities, in each case except to the extent any such asset is included in the calculation of Closing Net Working Capital (the “Excluded Tax Assets”).

Notwithstanding anything to the contrary in this Agreement, the Excluded Assets do not include any Acquired Entity Assets, which shall remain assets of the Acquired Entities, which Acquired Entities will be conveyed to the applicable Purchaser (or its designee) as a result of the transfer of the Capital Stock in accordance with Section 1.01.

(c)    Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, and in accordance with and pursuant to the terms of the Bill of Sale and Assignment and Assumption Agreement, the applicable Purchaser shall assume from the Asset Sellers (or their Subsidiaries (other than the Acquired Entities)), effective as of the Closing, only the following Liabilities (collectively, the “Assumed Liabilities”):

(i)    all Liabilities (other than Excluded Liabilities) arising from or related to (A) the Acquired Assets or the conduct of the Business, in each case, following the Closing and (B) the Assigned Contracts, other than Liabilities arising from or relating to any breach or non-performance of such Assigned Contracts by any Seller or any of their Affiliates prior to the Closing;

(ii)    all Liabilities (other than Excluded Liabilities) with respect to each Offer Employee (A) to the extent arising solely following the Closing, including liabilities resulting from the employment or services (including all Liabilities in relation to salaries, wages, expenses, bonuses and commissions (including accrued bonuses and commissions), maternity pay, paternity pay, adoption pay, shared parental pay, holiday pay entitlement, or termination of employment or services of such individuals, to the extent arising after the Closing) or (B) expressly assumed under Section 4.07;

(iii)    all Liabilities included in the definition of Net Working Capital to the extent included in the Final Closing Statement; and

(iv)    the Liabilities that are listed on Schedule 1.02(c)(iv).

Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities do not include the (A) Excluded Liabilities or (B) Liabilities of the Acquired Entities (the “Acquired Entity Liabilities”), which shall be Liabilities of the Acquired Entities, which Acquired Entities will be conveyed to the applicable Purchaser (or its designee) as a result of the transfer of the Capital Stock in accordance with Section 1.01.

(d)    Excluded Liabilities. Notwithstanding anything to the contrary contained in any of the Transaction Documents, the Purchasers and their designees are assuming only the Assumed Liabilities and are not assuming any other Liability of any of the Asset Sellers and their respective Subsidiaries (other than the Acquired Entities), predecessors or prior owners with respect to the Acquired Assets that are not Assumed Liabilities (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”), including the Liabilities listed on Schedule 1.02(d); provided that, for the avoidance of doubt, the Excluded Liabilities do not include the Acquired Entity Liabilities, which shall remain Liabilities of the Acquired Entities, which Acquired Entities will be conveyed to the applicable Purchaser (or its designee) as a result of the transfer of the Capital Stock in accordance with Section 1.01.

Section 1.03    Closing.

The closing (the “Closing”) of the Transaction shall take place remotely via electronic exchange of documents on the date (the “Closing Date”) that is (a) three (3) Business Days after all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions which by their terms are intended to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible under applicable Law and the terms of this Agreement, waiver of those conditions) or (b) such other date as may be mutually agreed upon by the Parties.

Section 1.04    The Closing Payment.

(a)    At the Closing and subject to the terms and conditions set forth in this Agreement (including Section 1.04(c)), the US Purchaser and the UK Purchaser shall pay to the Sellers, in accordance with CB HoldCo’s written instructions provided pursuant to Section 1.05(a)(i), in cash, by delivery of immediately available funds, such Purchaser’s portion of an aggregate amount equal to:

(i)    $52,000,000 (the “Base Purchase Price”), plus

(ii)    the amount of the Estimated Closing Cash, minus

(iii)    the amount of the Estimated Closing Indebtedness, minus

(iv)    the amount of the Estimated Acquired Entity Transaction Expenses, plus

(v)    the excess, if any, of the Estimated Net Working Capital over the Target Net Working Capital, minus

(vi)    the excess, if any, of the Target Net Working Capital over the Estimated Net Working Capital, minus

(vii)    the Escrow Amount.

The Base Purchase Price, as adjusted pursuant to clauses (ii) through (vii) above, is referred to herein as the “Closing Payment”. The Closing Payment (plus any portion of the Escrow Amount), as adjusted pursuant to Section 1.06, is referred to herein as the “Purchase Price”. The Purchase Price shall be allocated in accordance with Section 1.08.

(b)    At the Closing and subject to the terms and conditions set forth in this Agreement, the Purchasers shall deliver, or cause to be delivered, to Wilmington Trust National Association or such other escrow agent as the Parties mutually agree (the “Escrow Agent”), in cash, by delivery of immediately available funds, (i) an amount equal to $1,000,000 (the “Adjustment Escrow Amount”), which is to be deposited into a segregated non-interest bearing escrow account (the “Adjustment Escrow Account”) and (ii) an amount equal to $262,500 (the “Indemnity Escrow Amount”), which is to be deposited into a segregated non-interest bearing escrow account (the “Indemnity Escrow Account”), in each case pursuant to the provisions of an escrow agreement, substantially in the form of Exhibit E hereto, to be entered into on or prior to the Closing Date pursuant to this Agreement by the US Purchaser, CB HoldCo and the Escrow Agent (the “Escrow Agreement”).

(c)    Not later than four (4) Business Days prior to the Closing Date, CB HoldCo shall deliver to the Purchasers a written statement (the “Estimated Closing Statement”) setting forth CB HoldCo’s good faith estimate of the amounts payable at the Closing pursuant to Section 1.04(a), including (i) an estimate of the Closing Cash (the “Estimated Closing Cash”), (ii) an estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) an estimate of the Acquired Entity Transaction Expenses (the “Estimated Acquired Entity Transaction Expenses”), (iv) an estimate of the Closing Net Working Capital, calculated in good faith in a manner consistent with the Example Statement of Net Working Capital and Agreed Accounting Policies (the “Estimated Net Working Capital”), (v) the amount of the Closing Payment, (vi) a good faith allocation of the Closing Payment as between the Sellers (which allocation shall be prepared consistent with the methodology set forth in Section 1.08(a), and shall include a preliminary allocation of the Closing Payment as between the Capital Stock and Acquired Assets transferred by each Seller that, unless consented to in writing by US Purchaser, shall be consistent with Schedule 1.04(c)) (the “Wire Instructions Allocation”), and (vii) the wire transfer information to be provided pursuant to Section 1.05(a)(i). The Estimated Closing Statement, and the component items thereof, shall be prepared and calculated in a manner consistent with the Agreed Accounting Policies and the definitions of Closing Cash, Closing Indebtedness, Acquired Entity Transaction Expenses and Closing Net Working Capital and using the Agreed Accounting Policies, and shall not reflect any accounting principles, policies, methods, practices, categories, estimates, judgments or assumptions other than the Agreed Accounting Policies. CB HoldCo shall consider in good faith any reasonable comments or proposed changes with respect to the Estimated Closing Statement made in good faith that the Purchasers deliver to CB HoldCo in writing no later than two (2) Business Days prior to the Closing. To the extent that CB HoldCo accepts any such reasonable comments or changes, CB HoldCo shall deliver a revised Estimated Closing Statement to the Purchasers prior to the Closing Date reflecting such accepted comments or changes, which shall be the Estimated Closing Statement for purposes of this Agreement. In the event that (A) the Purchasers do not timely deliver a written notice of its comments as contemplated hereby, or (B) CB HoldCo does not reasonably agree with any of the proposed comments or changes proposed by the Purchasers in such notice, then the Estimated Closing Statement delivered by CB HoldCo shall be the Estimated Closing Statement for purposes of this Agreement.

Section 1.05    Closing Deliverables.

At or prior to the Closing, as applicable, the Parties shall take the following actions:

(a)    The US Purchaser or the UK Purchaser, as applicable, shall deliver or cause to be delivered:

(i)    to the Sellers (in accordance with the Wire Instructions Allocation), an amount equal to (in aggregate) such Purchaser’s portion of the Closing Payment, in cash, by wire transfer of immediately available funds to the account or accounts designated by CB HoldCo in writing no later than four (4) Business Days prior to the Closing Date with each Seller receiving its share in accordance with the Wire Instructions Allocation;

(ii)    to the Escrow Agent, an amount equal to (in the aggregate) the Escrow Amount, in cash, by wire transfer of immediately available funds to the accounts designated by the Escrow Agent and in accordance with Section 1.04(b), a counterpart to each Related Document and each other Transaction Document to be executed on the Closing Date to which such Purchaser or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person, in each case effective as of the Closing; and

(iii)    to CB HoldCo, a certificate, executed by a duly authorized representative of the US Purchaser and dated as of the Closing Date, stating that the conditions specified in Section 6.03(a) and Section 6.03(b) have been satisfied (the “Purchaser Closing Certificate”).

(b)    CB HoldCo shall deliver or cause to be delivered to the Purchasers:

(i)    a counterpart to each Related Document and each other Transaction Document to be executed on the Closing Date to which any Seller is a party, duly executed by a duly authorized representative of such Person, in each case effective as of the Closing;

(ii)    evidence reasonably satisfactory to the Purchasers that all Sellers have settled, effective as of or prior to the Closing, all intercompany payables and receivables (other than to the extent such intercompany payables and receivables are Assumed Liabilities or Acquired Assets) between the Acquired Entities, on the one hand, and any Seller, on the other hand, in accordance with Section 4.17;

(iii)    a certificate, executed by CB HoldCo’s duly authorized representative and dated as of the Closing Date, stating that the conditions specified in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied (the “Seller Closing Certificate”);

(iv)    to the extent (x) the Capital Stock is certificated, (A) certificates evidencing the Capital Stock, or (B) lost stock indemnities in respect of lost certificates evidencing the Capital Stock, in either event, duly endorsed in blank or accompanied by powers duly executed in blank and (y) the Capital Stock is not certificated, other customary evidence of ownership reasonably satisfactory to the Purchasers, and in each case, such other duly executed instruments of transfer as may be required in order to validly transfer title in and to the Capital Stock;

(v)    a properly completed and executed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, from each of the Sellers;

(vi)    evidence that all business separation tasks set forth on Part 2 of Schedule 4.08 have been completed;

(vii)    (x) a properly completed and executed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, from each Person entitled to receive any payment of Estimated Closing Indebtedness or Estimated Acquired Entity Transaction Expenses in connection with the Closing (in each case other than Taxes), and (y) to the extent reasonably requested by any Purchaser prior to the Closing, any other forms, certificates or documentation reasonably requested by such Purchaser as will permit payments required under this Agreement to be made without withholding or at a reduced rate of withholding, or to determine whether or not the payee is subject to withholding or information reporting requirements;

(viii)     duly issued certificate of good standing (or the equivalent under applicable Law) of each Acquired Entity, dated as of a recent date before the Closing;

(ix)    resignations, in a form reasonably satisfactory to the Purchasers, from the Persons holding the position of a director or officer (including as public officer in respect of Broadbean Australia) of each Acquired Entity in office immediately before the Closing, resigning from such positions effective as of, and contingent upon, the Closing;

(x)    the Payoff Letters and Invoices satisfying the requirements of Section 4.16(a); and

(xi)    evidence reasonably satisfactory to the Purchasers that the Terminated Agreements have been terminated in accordance with Section 4.16(b).

Section 1.06    Post-Closing Adjustment.

(a)    As soon as reasonably practicable (and in any event within ninety (90) days) after the Closing Date, the US Purchaser shall prepare and deliver to CB HoldCo a statement setting forth in reasonable detail calculations of (i) the Closing Cash, (ii) the Closing Indebtedness, (iii) the Acquired Entity Transaction Expenses, and (iv) the Closing Net Working Capital and any applicable Positive Adjustment Amount or Negative Adjustment Amount (the “Proposed Closing Statement”). If the US Purchaser fails to deliver the Proposed Closing Statement in accordance with this Section 1.06(a) within such 90-day period, then, at the written election of CB HoldCo, either (A) the Estimated Closing Statement delivered by CB HoldCo to the US Purchaser pursuant to Section 1.04(c) shall be deemed to be the Final Closing Statement for all purposes herein or (B) CB HoldCo may exercise any other remedy available under this Agreement (including to seek specific performance in accordance with Section 9.04) to compel the US Purchaser to prepare and deliver to CB HoldCo the Proposed Closing Statement and calculations required by the first sentence of this Section 1.06. The Proposed Closing Statement, and the component items thereof, shall be prepared and calculated in a manner consistent with the Agreed Accounting Policies and the definitions of Closing Cash, Closing Indebtedness, Acquired Entity Transaction Expenses and Closing Net Working Capital and using the Agreed Accounting Policies, and shall not reflect any accounting principles, policies, methods, practices, categories, estimates, judgments or assumptions other than the Agreed Accounting Policies.

(b)    The US Purchaser shall, and shall cause the Business to, provide CB HoldCo (and its representatives) with reasonable access during normal business hours to the books, records, supporting data, facilities and personnel of the Business for purposes of CB HoldCo’s review of the Proposed Closing Statement and reasonably cooperate with CB HoldCo (and its Representatives) in connection with such review; provided that, such reasonable access shall be conducted in such a manner as to minimize interference with the normal operation of the business of the US Purchaser (including the Business).

(c)    After receipt of the Proposed Closing Statement from the US Purchaser, CB HoldCo shall have thirty (30) days to review the Proposed Closing Statement (such period, the “Review Period”). The Proposed Closing Statement shall be binding and conclusive upon, and deemed accepted by, CB HoldCo, unless CB HoldCo shall have notified the US Purchaser in writing prior to the expiration of the Review Period of any dispute or objection thereto (any such written dispute or objection, an “Objection”). Any Objection shall set forth the basis for CB HoldCo’s dispute or objections and the specific adjustments (including dollar amounts) to the Proposed Closing Statement that CB HoldCo believes in good faith should be made. Any items not disputed or objected to in an Objection timely delivered by CB HoldCo to the US Purchaser prior to the expiration of the Review Period shall be deemed to have been accepted by CB HoldCo. The Proposed Closing Statement shall be deemed to have been accepted by the Parties and shall become final and binding upon the Parties as of the expiration of the Review Period with respect to any matters set forth therein not then subject to an unresolved Objection. CB HoldCo and the US Purchaser shall, within thirty (30) days (or such longer period as CB HoldCo and the US Purchaser may agree in writing) following delivery of an Objection to the US Purchaser (such period, the “Resolution Period”), attempt in good faith to resolve their differences. All such discussions and communications related thereto shall (unless otherwise agreed by the US Purchaser and CB HoldCo) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and any resolution by them agreed to in writing as to any disputed amounts shall be final, binding and conclusive. Any matters the subject of a valid Objection that are subsequently resolved and agreed to by CB HoldCo and the US Purchaser in writing, together with any items specified in the Proposed Closing Statement that are not disputed or objected to by CB HoldCo pursuant to a valid Objection, are collectively referred to herein as the “Resolved Matters”.

(d)    If, at the end of a Resolution Period, CB HoldCo and the US Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in any Objection, then either CB HoldCo or the US Purchaser may refer all such unresolved matters set forth in any such Objection (the “Unresolved Matters”) to an internationally recognized independent public accounting firm jointly selected by CB HoldCo and the US Purchaser (which firm shall be BDO USA, LLP (“BDO”), unless such firm is not willing or able to serve in such capacity) (the “CPA Firm”); provided that if BDO is not willing or able to serve in such capacity and the US Purchaser and CB HoldCo are not able to agree on a different accounting firm to serve as the CPA Firm within ten (10) days after the end of the Resolution Period, they shall promptly direct their respective independent accounting firms to jointly appoint, within ten (10) days thereafter, an internationally recognized independent public accounting firm to act as the CPA Firm, and such appointment shall be final, binding and conclusive on the Parties. CB HoldCo and the US Purchaser each agree to promptly sign an engagement letter, in commercially reasonable form, as may reasonably be required by the CPA Firm. The CPA Firm shall, acting as experts in accounting and not as arbitrators, determine on a basis consistent with the requirements of this Agreement (including the Agreed Accounting Policies), and only with respect to the applicable Unresolved Matters so submitted, whether and to what extent the Proposed Closing Statement requires adjustment. CB HoldCo and the US Purchaser shall request the CPA Firm to use its commercially reasonable efforts to (i) render its final written determination within thirty (30) days after such firm’s engagement and (ii) prepare the Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination by the CPA Firm of the Unresolved Matters) and calculate any Positive Adjustment Amount or Negative Adjustment Amount based on the Final Closing Statement. The final written determination by the CPA Firm with respect to any Unresolved Matters submitted to the CPA Firm for consideration shall be based only on the written submissions by CB HoldCo and the US Purchaser, provided, that the US Purchaser shall, and CB HoldCo shall, and shall cause the Equity Sellers to, make reasonably available to the CPA Firm, upon the CPA Firm’s request, all relevant books, records (including work papers, schedules, memoranda and other documents) and supporting data relating to the Proposed Closing Statement and all other items reasonably requested by the CPA Firm (provided, that they shall contemporaneously provide a copy to the other Party of any such materials so requested by, and provided to, the CPA Firm). None of CB HoldCo, the US Purchaser, nor any of their respective Affiliates shall have any ex parte communications or meetings with the CPA Firm regarding the subject matter hereof without the other Party’s prior written consent. The final written determination of the CPA Firm shall be made in strict accordance with the terms of this Agreement (including the Agreed Accounting Policies), without regard to principles of equity. With respect to each Unresolved Matter, the CPA Firm’s determination, if not in accordance with the position of CB HoldCo or the US Purchaser, shall be not in excess of the higher, nor less than the lower, of the amounts advocated by CB HoldCo or the US Purchaser with respect thereto. The CPA Firm’s final written determination shall be conclusive and binding upon CB HoldCo and the US Purchaser, absent manifest error. The “Final Closing Statement” shall be (A) in the event that no Objection is received by the US Purchaser from CB HoldCo prior to the expiration of the Review Period, the Proposed Closing Statement delivered by the US Purchaser to CB HoldCo pursuant to Section 1.06(a), (B) at the election of CB HoldCo in accordance with Section 1.06(a), in the event that no Proposed Closing Statement is received by CB HoldCo from the US Purchaser prior to the expiration of the 90-day period set forth in Section 1.06(a) and CB HoldCo does not seek specific performance in accordance with Section 9.04 to compel the US Purchaser to prepare and deliver to CB HoldCo the Proposed Closing Statement and calculations required by the first sentence of this Section 1.06, the Estimated Closing Statement delivered by CB HoldCo to the US Purchaser pursuant to Section 1.04(c), (C) in the event that an Objection is received by the US Purchaser from CB HoldCo prior to the expiration of the Review Period and all matters set forth in such Objection have become Resolved Matters, the Proposed Closing Statement delivered by the US Purchaser to CB HoldCo pursuant to Section 1.06(a) as adjusted to be consistent with the Resolved Matters or (D) in the event that an Objection is received by the US Purchaser from CB HoldCo prior to the expiration of the Review Period and less than all of the matters set forth in such Objection have become Resolved Matters, the Proposed Closing Statement delivered by the US Purchaser to CB HoldCo pursuant to Section 1.06(a) as adjusted by the CPA Firm to be consistent with the Resolved Matters and the final determination by the CPA Firm of the Unresolved Matters in accordance with this Section 1.06(d), in each case, subject to the same requirements of the last sentence of Section 1.06(a). In the event that the Final Closing Statement is determined (1) pursuant to clause (A) or (C) of the immediately preceding sentence, the US Purchaser shall prepare the Final Closing Statement and calculate any Positive Adjustment Amount or Negative Adjustment Amount, in each case, in strict accordance with the terms of this Agreement (including the Agreed Accounting Policies), and deliver such items to CB HoldCo within three (3) Business Days following the determination thereof or (2) pursuant to clause (D) of the immediately preceding sentence, the CPA Firm shall prepare the Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination by the CPA Firm of the Unresolved Matters) and calculate any Positive Adjustment Amount or Negative Adjustment Amount based on the Final Closing Statement, in each case, in strict accordance with the terms of this Agreement (including the Agreed Accounting Policies), and deliver such items to CB HoldCo and the US Purchaser within three (3) Business Days following the delivery of the final written determination by the CPA Firm of the Unresolved Matters to CB HoldCo and the US Purchaser.

(e)    All fees and disbursements of the CPA Firm shall be borne by Purchasers, on the one hand, and CB HoldCo and Sellers, on the other hand, in inverse proportion to the success of Purchasers, on the one hand, and CB HoldCo and Sellers, on the other hand, with respect to the resolution of the Unresolved Matters by the CPA Firm.

(f)    CB HoldCo, Sellers and the Purchasers agree to the following adjustments to the Closing Payment:

(i)    if the Closing Cash (as set forth in the applicable Final Closing Statement) is greater than the Estimated Closing Cash, then the Closing Payment shall be increased by an amount equal to the difference between the Closing Cash (as set forth in the Final Closing Statement) and the Estimated Closing Cash;

(ii)    if the Closing Cash (as set forth in the applicable Final Closing Statement) is less than the Estimated Closing Cash, then the Closing Payment shall be decreased by an amount equal to the difference between the Estimated Closing Cash and the Closing Cash (as set forth in the Final Closing Statement);

(iii)    if the Closing Indebtedness (as set forth in the applicable Final Closing Statement) is greater than the Estimated Closing Indebtedness, then the Closing Payment shall be decreased by the difference between the Closing Indebtedness (as set forth in the Final Closing Statement) and the Estimated Closing Indebtedness;

(iv)    if the Closing Indebtedness (as set forth in the applicable Final Closing Statement) is less than the Estimated Closing Indebtedness, then the Closing Payment shall be increased by an amount equal to the difference between the Estimated Closing Indebtedness and the Closing Indebtedness (as set forth in the Final Closing Statement);

(v)    if the Acquired Entity Transaction Expenses (as set forth in the applicable Final Closing Statement) is greater than the Estimated Acquired Entity Transaction Expenses, then the Closing Payment shall be decreased by the difference between the Acquired Entity Transaction Expenses (as set forth in the Final Closing Statement) and the Estimated Acquired Entity Transaction Expenses;

(vi)    if the Acquired Entity Transaction Expenses (as set forth in the applicable Final Closing Statement) is less than the Estimated Acquired Entity Transaction Expenses, then the Closing Payment shall be increased by an amount equal to the difference between the Estimated Acquired Entity Transaction Expenses and the Acquired Entity Transaction Expenses (as set forth in the Final Closing Statement);

(vii)    if the Closing Net Working Capital (as set forth in the Final Closing Statement) is greater than the Estimated Net Working Capital, then the Closing Payment shall be increased by an amount equal to the difference between the Closing Net Working Capital (as set forth in the Final Closing Statement) and the Estimated Net Working Capital; and

(viii)    if the Closing Net Working Capital (as set forth in the Final Closing Statement) is less than the Estimated Net Working Capital, then the Closing Payment shall be decreased by an amount equal to the difference between the Estimated Net Working Capital and the Closing Net Working Capital (as set forth in the Final Closing Statement).

No fact or event, including any market or business development, occurring after the Closing Date, and no change in GAAP or Law after the Closing Date, shall be taken into consideration in the calculations of the Closing Payment or any Negative Adjustment Amount or Positive Adjustment Amount. Neither the calculations of the Closing Payment or any Negative Adjustment Amount or Positive Adjustment Amount, as applicable, nor any payments to be made pursuant to Section 1.06(g) or 1.06(h) are intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements. For the avoidance of doubt, the indemnification obligations provided by Section 8.02(e) shall be based on the Pre-Closing Income Taxes taking into account any retroactive changes in Law from after the Closing Date relevant to the calculation of such Pre-Closing Taxes, whereas the Accrued Tax Amount relevant to the calculation of the Closing Payment or any Negative Adjustment Amount or Positive Adjustment Amount shall not take into account any such retroactive changes in Law from after the Closing Date.

(g)    If the net effect of the adjustments described in Section 1.06(f) is negative (the “Negative Adjustment Amount”), then, within two (2) Business Days of the delivery of the Final Closing Statement (as finally determined pursuant to Section 1.06(c) and Section 1.06(d)), CB HoldCo and the US Purchaser shall deliver joint written instructions in accordance with the terms of the Escrow Agreement (“Joint Written Instructions”) to the Escrow Agent providing for the disbursement to the US Purchaser or the UK Purchaser, as applicable, in accordance with the terms of this Agreement and the Escrow Agreement, of an amount equal to the Negative Adjustment Amount (expressed as an absolute number), first from the Adjustment Escrow Account; provided that if the Negative Adjustment Amount (expressed as an absolute number) is greater than the Adjustment Escrow Funds then available (the difference between such available Adjustment Escrow Funds and the Negative Adjustment Amount, the “Adjustment Escrow

Amount Shortfall”), then (i) the Joint Written Instructions shall provide for the distribution to the US Purchaser or the UK Purchaser, as applicable, of all of the Adjustment Escrow Funds available in the Adjustment Escrow Account and (ii) within two (2) Business Days of the delivery of the Final Closing Statement (as finally determined pursuant to Section 1.06(c) and Section 1.06(d)), CB HoldCo shall pay, or cause to be paid to the applicable Purchasers, by wire transfer of immediately available funds, an amount equal to the Adjustment Escrow Amount Shortfall. If any Adjustment Escrow Funds remain in the Adjustment Escrow Account following the payment (if any) to the applicable Purchasers of the Negative Adjustment Amount, such remaining Adjustment Escrow Funds shall be delivered to CB HoldCo or its designee (subject to any amounts required to be disbursed to the applicable Purchaser(s) in respect of tax distributions in accordance with the Escrow Agreement) in accordance with the terms of this Agreement and the Escrow Agreement. The US Purchaser and CB HoldCo shall promptly deliver Joint Written Instructions to the Escrow Agent in accordance with this Agreement and the Escrow Agreement to deliver promptly from the Adjustment Escrow Account all funds to be delivered therefrom in accordance with this Section 1.06(g).

(h)    If the net effect of the adjustments described in Section 1.06(f) is positive (the “Positive Adjustment Amount”), then, (i) within two (2) Business Days of the delivery of the Final Closing Statement (as finally determined pursuant to Section 1.06(c) and Section 1.06(d)), the US Purchaser or the UK Purchaser, as applicable, shall pay or cause to be paid to CB HoldCo, by wire transfer of immediately available funds, an amount equal to such Purchaser’s portion of the Positive Adjustment Amount (in accordance with the Wire Instructions Allocation and the instructions provided pursuant to Section 1.05(a)(i)), and (ii) within two (2) Business Days of the delivery of the Final Closing Statement (as finally determined pursuant to Section 1.06(c) and Section 1.06(d)), CB HoldCo and the US Purchaser shall deliver Joint Written Instructions to the Escrow Agent providing for the distribution to CB HoldCo or its designee of all remaining Adjustment Escrow Funds (subject to any amounts required to be disbursed to the applicable Purchaser(s) in respect of tax distributions in accordance with the Escrow Agreement) in accordance with the terms of this Agreement and the Escrow Agreement.

(i)    If the net effect of the adjustments described in Section 1.06(f) is zero, within two (2) Business Days of the delivery of the Final Closing Statement (as finally determined pursuant to Section 1.06(c) and Section 1.06(d)), CB HoldCo and the US Purchaser shall deliver Joint Written Instructions to the Escrow Agent providing for the distribution to CB HoldCo or its designee of all Adjustment Escrow Funds (subject to any amounts required to be disbursed to the applicable Purchaser(s) in respect of tax distributions in accordance with the Escrow Agreement) in accordance with the terms of this Agreement and the Escrow Agreement.

Section 1.07    Withholding.

(a)    Notwithstanding anything to the contrary herein or otherwise, each Party (and its Affiliates and agents) shall be entitled to deduct and withhold from any amounts payable under this Agreement and the Transaction Documents any Taxes required by applicable Law to be deducted and withheld. As of the date hereof, assuming delivery of the certifications in Section 1.05(b)(v) and accuracy of the representations and warranties in Section 2.09(j), the Purchasers do not intend to withhold on any payment to be made to the Sellers pursuant to this Agreement. To the extent that after the date hereof any Purchaser intends to withhold on any payment to be made to the Sellers pursuant to this Agreement, such Purchaser shall use its commercially reasonable efforts to notify the Sellers of such intention to withhold and to cooperate with the Sellers to reduce or eliminate any such withholding to the extent permitted by applicable Tax Law. To the extent that amounts are so deducted and withheld and paid over to the proper Tax Authority, such amounts shall be treated for all purposes of this Agreement or the Transaction Documents as having been paid to the Person in respect of whom such deduction and withholding was made.

(b)    CareerBuilder B.V. declares that, as at the date of this Agreement and on each day up to and including the Closing Date, that each share of the issued and outstanding share capital of Broadbean Australia is a “membership interest” but not an “indirect Australian real property interest” (as those terms are defined in section 995-1 of the Income Tax Assessment Act 1997 (Commonwealth of Australia)).

(c)    The US Purchaser acknowledges and agrees that (i) the declaration given by CareerBuilder B.V. in Section 1.07(b) represents a declaration for the purposes of section 14-210(3) of Schedule 1 to the Taxation Administration Act 1953 (Commonwealth of Australia) (“TAA”) given by CareerBuilder B.V. to the US Purchaser; (ii) it does not know the declaration to be false; and (iii) because of CareerBuilder B.V.’s declaration, it will not (A) withhold any amount under Subdivision 14-D of Schedule 1 to the TAA from the Purchase Price; or (B) pay any amount under Subdivision 14-D of Schedule 1 to the TAA to Australia’s Federal Commissioner of Taxation in connection with this Agreement.

Section 1.08    Allocation of Purchase Price.

(a)    For all applicable Tax purposes, the Parties agree that the Purchase Price (together with any other items properly treated as purchase price for applicable Tax purposes) will be allocated as between the Sellers and amongst the Capital Stock and Acquired Assets (and amongst the assets of the Acquired Entities, to the extent applicable) in accordance with (to the extent applicable) Section 1060 of the Code and Treasury Regulations thereunder (and any similar provision of state, local, or non-U.S. Tax Law, including any non-U.S. Tax Law requiring an allocation to be made on a “just and reasonable” basis, as appropriate).

(b)    Within sixty (60) days after the final determination of the Purchase Price pursuant to Section 1.06, CB HoldCo shall deliver to the Purchasers for their review and comment an allocation of the Purchase Price (together with any other items properly treated as purchase price for applicable Tax purposes) as between the Sellers and amongst the Capital Stock and Acquired Assets (and amongst the assets of the Acquired Entities, to the extent applicable), in accordance with Section 1.08(a) (the “Draft Allocation”). If the Purchasers do not object to such Draft Allocation, such allocation shall become the final allocation (any such final agreed allocation, the “Allocation”). If any Purchaser objects to such Draft Allocation, such Purchaser shall deliver to CB HoldCo a statement setting forth its objections and suggested adjustments (an “Allocation Objections Statement”) within thirty (30) days from the delivery of the Draft Allocation. CB HoldCo agrees to consider any objection set forth in the Allocation Objections Statement in good faith. To the extent CB HoldCo does not accept the objections set forth on the Allocation Objections Statement, the Parties agree to negotiate in good faith to attempt to resolve the associated dispute within twenty (20) days after a Purchaser provides the Allocation Objections Statement to CB HoldCo. If any matter of such dispute is not resolved in this timeframe, each

Party shall be permitted to make such allocation of the Purchase Price as they determine appropriate. To the extent an Allocation is agreed upon, (i) the Parties and their Affiliates shall report, act, and file Tax Returns (including IRS Form 8594 to the extent applicable) in all respects and for all purposes consistent with the Allocation, and no Party (nor any Party’s Affiliate) shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with such Allocation, unless required to do so by applicable Law and (ii) to the extent that such Allocation results in an adjustment of an amount previously paid (or otherwise allocated) together with Sales Tax in respect of any Capital Stock or Acquired Assets, such adjustment shall be computed so as to include an amount in respect of Sales Tax and the relevant Seller shall issue a valid Sales Tax credit note (or other appropriate document) in accordance with applicable Law.

(c)    The Sellers shall coordinate with each other to wire to any other Seller any portion of the Closing Payment that was originally received by one Seller pursuant to Section 1.04 and Section 1.05 but is allocable to such other Seller pursuant to the Allocation (or, if no Allocation is reached, is otherwise allocable to another Seller).

Section 1.09    Assignment of Certain Acquired Assets and the Capital Stock.

Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Acquired Asset or any claim or right or any benefit arising under or resulting from any of the foregoing if an attempted assignment or transfer thereof, without the consent of a third Person (including any Governmental Authority), would constitute a breach or other contravention of any Assigned Contract or any other Contract in respect of such Acquired Asset or a violation of Law. The Sellers shall use their respective commercially reasonable efforts to obtain, as soon as reasonably practicable, any consent necessary for the transfer or assignment of any such Acquired Asset, claim, right or benefit to the Purchasers or their applicable designee following the date hereof, and the Purchasers shall use their commercially reasonable efforts to cooperate with and assist the Sellers in furtherance of obtaining any such consents. Unless otherwise set forth herein (including Section 1.05), if, as of the Closing, any such consent is not obtained, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law, then, until any requisite consent is obtained therefor or the condition or circumstance that would have given rise to such ineffectiveness or violation of Law has been cured and the same is transferred and assigned to the Purchasers or such designee, the Sellers and the Purchasers shall cooperate in a mutually agreeable arrangement (including pursuant to a mutually agreeable reseller agreement, subcontracting agreement, sublease or other Contract) under which the Purchasers or such designee would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such Acquired Asset, claim, right or benefit (to the extent such obligations and burdens constitute Assumed Liabilities) in accordance with this Agreement, including subcontracting, sublicensing or subleasing to the Purchasers (or one or more of its designees), or under which the Sellers would enforce for the benefit of the Purchasers any and all of their rights against a third Person (including any Governmental Authority) associated with such Acquired Asset, claim, right or benefit (with any expenses incurred by the Sellers in connection with any such enforcement at the request of the Purchasers to be borne by the Purchasers), and the Sellers would promptly pay, or procure payment, to the Purchasers (or one or more of such designees) when received all monies received by it in respect of any such Acquired Asset, claim, right or benefit. In connection with its obligations under this Section 1.09, no Seller shall be required to compensate any third person or commence or participate in any litigation or offer or grant any discount or other financial accommodation to any third Person.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedules (provided, that the information and disclosures set forth in any section of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedules as though fully set forth in such section of the Disclosure Schedules for which applicability of such information and disclosure is reasonably apparent on its face), each of CB HoldCo, each Asset Seller (solely with respect to itself and the Business, as applicable) and each Equity Seller (solely with respect to itself and the Acquired Entities, as applicable) hereby represents and warrants to the Purchasers as follows in this Article II:

Section 2.01    Organization; Standing; Qualification and Power.

(a)    Each of the Sellers and each Acquired Entity is duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its incorporation or organization, is duly qualified to do business in and is in good standing in each jurisdiction in which the transaction of business makes such qualification necessary, with all power and authority necessary to own, lease and operate the properties and assets owned, leased and operated by such entity and to carry on the Business as currently conducted and as proposed to be conducted, in each case, except where the failure to have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect.

(b)    True and complete copies of the Organizational Documents of each Acquired Entity have been made available to the Purchasers.

Section 2.02    Authority; Execution and Delivery; Enforceability.

Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and each of the Transaction Documents to which such Seller will be a party and to consummate the Transactions. The execution, delivery and performance of this Agreement and each of the Transaction Documents, as applicable, by the Sellers has been duly authorized by all requisite action by the Sellers. This Agreement has been duly and validly executed and delivered by the Sellers and, assuming this Agreement has been duly authorized, executed and delivered by the Purchasers, this Agreement constitutes a valid and binding obligation of Sellers enforceable against them in accordance with its respective terms, subject to the Enforceability Exceptions. Upon the execution and delivery of each of the Transaction Documents to which a Seller will be a party, each such Transaction Document will be duly and validly executed and delivered by the appropriate Seller and, assuming such Transaction Document has been duly authorized, executed and delivered by the other parties thereto, as applicable, upon its execution and delivery by such other parties thereto, each such Transaction Document to which a Seller will be a party will constitute a valid and binding obligation of the applicable Seller enforceable against it in accordance with its respective terms, in each case, subject to the Enforceability Exceptions.

Section 2.03    Capitalization and Subsidiaries.

(a)    All of the Capital Stock is owned beneficially or of record by the Equity Sellers. All of the Capital Stock is duly authorized (in such jurisdictions where such concept is recognized), validly issued and fully paid, and in each case is free of preemptive rights and free and clear of any Encumbrances (except for Permitted Encumbrances) other than restrictions on transfer arising under the Organizational Documents of the applicable Acquired Entities. There are no outstanding (A) securities convertible into or exchangeable for capital stock of any Acquired Entity, (B) options, warrants, calls or other rights to purchase or subscribe for capital stock of any Acquired Entity or (C) Contracts of any kind to which any Acquired Entity is subject or bound requiring the issuance after the date hereof of (1) any capital stock, (2) any convertible or exchangeable security of the type referred to in the preceding clause (A) or (3) any options, warrants, calls or rights of the type referred to in the preceding clause (B). The Capital Stock collectively constitutes all of the outstanding shares of capital stock and outstanding securities of the Acquired Entities. No Acquired Entity has subsidiaries or owns any equity interests, beneficially or of record, of any other Person.

(b)    There are no voting trusts, proxies or other agreements, options, arrangements, offers, undertakings or understandings, in each case, to which any Seller is bound with respect to voting or transfer of any capital stock or other ownership interests of any Acquired Entity. No Acquired Entity has made any binding commitment or entered into any agreement to grant equity incentives in any Acquired Entity to any officers, advisor or employee that remain or will remain unsatisfied as of Closing. No Acquired Entity is subject to any obligation or requirement to provide for or make any investment in any Person. None of the Sellers nor any Acquired Entity is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding. No Acquired Entity is subject to any Insolvency Event.

Section 2.04    No Conflict; Consents.

(a)    Except as set forth in Section 2.04(a) of the Disclosure Schedules, the execution, delivery and performance of this Agreement and the Transaction Documents by the applicable Sellers and the consummation by the Sellers of the Transactions, will not (i) violate any provision of the Organizational Documents of any Seller or any Acquired Entity; (ii) result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination or cancellation of obligations) under, any (A) Contract to which any Acquired Entity is a party or (B) Contract that is an Acquired Asset; or (iii) assuming that all Approvals have been obtained and all filings, registrations and notifications have been made, each as contemplated by Section 2.04 or Section 3.03(b), violate any Law applicable to any Acquired Entity or by which any of its properties or assets are bound, other than, in the case of clause (ii) above, any such violations, breaches, defaults, rights of termination or cancellation of obligations as would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(b)    The execution, delivery and performance of this Agreement and the Transaction Documents by each applicable Seller, and the consummation by the Sellers of the Transactions, will not require any waiver, authorization, consent or other Permit of, or filing or registration with or notification to, any Governmental Authority, other than (i) as may be required as a result of any facts or circumstances related to the Purchaser and (ii) such Approvals, filings, registrations or notifications which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to be material to the Business.

Section 2.05    Financial Statements; No Undisclosed Liabilities.

(a)    Section 2.05(a) of the Disclosure Schedules sets forth copies of (i) the unaudited balance sheet and related statement of income of the Business as of and for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 (including any related notes and schedules) (the “Year-End Financial Statements”) and (ii) the unaudited balance sheet (the “Interim Balance Sheet”) of the Business as of April 30, 2023 (the “Interim Balance Sheet Date”), and the related statement of income for the four-month period then ended (the “Interim Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”). Except as otherwise indicated in the Financial Statements (including the notes thereto) or as set forth in Section 2.05(a) of the Disclosure Schedules, the Financial Statements have been derived from the consolidated accounts of CB HoldCo, which are kept in the ordinary course of business in compliance with GAAP consistently applied during the periods involved, and fairly present, in all material respects, the consolidated financial position and statement of income of the Business at the respective dates thereof and for the periods indicated therein; provided, that the Financial Statements (A) do not include all corporate charges, standalone tax provisions, purchase accounting adjustments, footnotes or schedules and, in the case of the Interim Financial Statements, are subject to normal year-end adjustments, (B) may not reflect the balance sheet or financial performance of the Business had it been conducted as a stand-alone business during the periods indicated therein and (C) do or may not reflect certain assets, liabilities, income, expenses or subsequent events as set out in the notes to the Financial Statements on Section 2.05(a) of the Disclosure Schedules (clauses (A)-(C), the “Financial Statement Exceptions”).

(b)    No Acquired Entity or the Business has any material liability of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) which is of a nature required by GAAP (subject to the Financial Statement Exceptions and excluding any Excluded Liabilities) to be reflected in a balance sheet, which is not accrued or reserved against in the Financial Statements ended December 31, 2022 or any notes thereto, or Interim Financial Statements, other than (i) liabilities incurred under this Agreement and any Transaction Document, (ii) liabilities incurred since the Interim Balance Sheet Date in the ordinary course of the Business consistent with past practice that are of the type that ordinarily recur and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) liabilities arising from any action specifically permitted under the exceptions to the covenants set forth in Section 4.01(b), (iv) Acquired Entity Transaction Expenses, (v) executory obligations under Contracts of an Acquired Entity, other than in respect of a breach of such Contract, (vi) liabilities that, as of the Closing, will have been discharged or paid in full, and (vii) liabilities set forth in Section 2.05(b)(i) of the Disclosure Schedules. Except for liabilities reflected in the Financial Statements ended December 31, 2022, or in the Interim Financial Statements, no Acquired Entity or the Business

has any off-balance sheet liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by such Acquired Entity or the Business. Except as set forth in Section 2.05(b)(ii) of the Disclosure Schedules, no Acquired Entity has guaranteed any debt or other obligation of any other Person.

(c)    The Sellers and the Acquired Entities have in place and maintain systems, accounting controls and processes that are designed to (i) provide reasonable assurances (w) regarding the reliability of the Financial Statements, (x) that transactions, receipts and expenditures are being executed and made only in accordance with appropriate authorizations of management and the applicable governing body, (y) that transactions are recorded as necessary to (A) permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, and (z) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and (ii) in a timely manner accumulate and communicate to the appropriate principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are herein referred to as the “Financial Controls”). Neither the Sellers nor the Acquired Entities nor, to the Knowledge of the Sellers, any Representative of the Business, have received notice or otherwise has or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods regarding the Business or its Financial Controls or any material inaccuracy in the Financial Statements. None of the Sellers has identified or been made aware of any fraud in the preparation of the Financial Statements that involve management or other employees of the Sellers or any of their Affiliates (including any Acquired Entity) who have a role in the preparation of the Financial statements or oversight of the Financial Controls which occurred during any period covered by the Financial Statements, or any claim or allegation regarding any of the foregoing.

(d)    As of the Closing, (i) no Acquired Entity shall have any indebtedness for borrowed money and (ii) the Acquired Entity Liabilities shall consist of Liabilities that solely relate to the Business, other than Liabilities that have been assumed pre-Closing by a Person that is not an Acquired Entity.

Section 2.06    Absence of Certain Changes.

Except as set forth in Section 2.06 of the Disclosure Schedules or as contemplated by this Agreement or any of the Transaction Documents, since January 1, 2023, the Sellers have conducted, and have caused the Acquired Entities to conduct, the Business in all material respects in the ordinary course of business. Since January 1, 2023, there has not occurred, with respect to the Business, the Acquired Entities, the Acquired Assets or the Assumed Liabilities, (a) any action that, if taken on or after the date of this Agreement without the consent of the US Purchaser, would result in a violation of Section 4.01(b) herein or (b) any Material Adverse Effect or any event or circumstance that would reasonably be expected to result in a Material Adverse Effect.

Section 2.07    Compliance with Law; Permits.

(a)    Each Acquired Entity is, and has been since the Lookback Date, in compliance in all material respects with all Laws applicable to such Acquired Entity and the Sellers are, and have been since the Lookback Date, in compliance in all material respects with all Laws applicable to the conduct and operations of the Business and the ownership and use of the Acquired Assets. Since the Lookback Date, no Acquired Entity or Seller has received written notice from any Governmental Authority alleging any violation or violations, or failure to comply with, under any applicable Law in any material respect applicable to the conduct of the Business or by which any Acquired Asset is bound or affected, or to bear all or any portion of the cost of, any remedial action of any nature in connection therewith.

(b)    Section 2.07(b) of the Disclosure Schedules sets forth all material Permits applicable to the Acquired Entities, or applicable to the conduct and operations of the Business, or relating to or affecting the Acquired Assets. Each Seller is, and at all times has been, in compliance in all material respects with all Permits applicable to them, or applicable to the conduct and operations of the Business, or relating to or affecting the Acquired Assets. Since the Lookback Date, no Acquired Entity or Seller has received written notice from any Governmental Authority alleging any violation or violations, or failure to comply with, any such Permits or any revocation, withdrawal, suspension, cancellation or termination of, or any modification to, such Permits.

(c)    The Sellers, in each case solely with respect to the Business, and the Acquired Entities are, and have been since the Lookback Date, in compliance with applicable laws, as amended, relating to: (i) bribery or corruption, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., as amended, the UK Bribery Act 2010, the Australian Criminal Code Act 1995, and any other equivalent or comparable Laws of other countries that are applicable to the Business (collectively, the “Anti-Corruption Laws”); (ii) economic sanctions laws administered, enacted or enforced by any Sanctions Authority including the Australian Autonomous Sanctions Act 2012 and the Australian Charter of the United Nations Act 1945 (collectively, “Sanctions Laws” and any sanction administered or enforced thereby, a “Sanction”) that are applicable to the Business; (iii) export controls, as amended, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., the Australian Customs Act 1901, and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”) that are applicable to the Business; (iv) money laundering, as amended, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), and any other equivalent or comparable Laws of other countries that are applicable to the Business; (v) prohibited boycotts, as administered by the U.S. Department of Commerce and the Internal Revenue Service; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the United States Code and Code of Federal Regulations, and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”) that are applicable to the Business.

(d)    Since the Lookback Date, none of the Acquired Entities or their respective directors, officers, employees or, to the Knowledge of the Sellers, agents or representatives (acting for or on behalf of any Acquired Entity) have directly or indirectly paid, made, offered, promised, authorized, solicited, or accepted any contribution, gift, bribe, payoff, influence payment, kickback, or other payment to or from any Person, including any government official, in order to obtain or retain business or any other improper advantage, in violation of any applicable Anti-Corruption Law. Since the Lookback Date, to the Knowledge of the Sellers, none of the Acquired Entities are or have been the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to Anti-Corruption Laws.

(e)    Neither any Acquired Entity nor any of their respective directors, officers, employees, or, to the Knowledge of the Sellers, agents or representatives (i) is, or is 50% or more owned (individually or in the aggregate) or controlled by, or is acting under the direction of or on behalf of, a Person or Persons that are the subject of Sanctions or identified on any sanctions list or similar lists administered by a Sanctions Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List, the U.S. Department of Commerce’s Denied Persons List, Entity List, or Unverified List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, or any similar sanctions list enforced by any other relevant Sanctions Authority (collectively, “Prohibited Party”); (ii) is, or has been since the Lookback Date, the target of any Sanctions Laws; (iii) is, or has been since the Lookback Date, located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine (“Sanctioned Countries”); (iv) has engaged in any direct or knowingly indirect transactions or dealings with, or directly or knowingly indirectly exported any products, technology, or services to, Sanctioned Countries or Prohibited Parties in violation of applicable Sanctions Laws or Export Control Laws; or (v) to the Knowledge of the Sellers, is currently being investigated, or has, since the Lookback Date, been investigated by a Governmental Authority with respect to compliance with International Trade Control Laws, or been the subject of any allegation, voluntary disclosure, prosecution, or other enforcement action related to violations of International Trade Control Laws.

Section 2.08    Litigation.

Except as set forth in Section 2.08 of the Disclosure Schedules, there are no Actions (and since the Lookback Date there have been no Actions) pending or, to the Knowledge of the Sellers, threatened against the Sellers, any Acquired Entity, or any of their respective officers or directors in their capacity as such, or against the Business or affecting any Acquired Assets, in each case, only to the extent such Action is primarily related to the Business or Acquired Entities and that involve a claim that would, individually or in the aggregate, reasonably be expected to be material to the Business. There are no outstanding writs, judgments, injunctions, decrees, settlement agreements or similar orders (i) by which any Acquired Entity or any of the Acquired Assets are bound or affecting the Business, (ii) against, related to or affecting any current or former officer or director of the Acquired Entities in their capacity as such, or (iii) any Equity Seller in its capacity as holder of the Capital Stock.

Section 2.09    Taxes.

(a)    (i) All income and other material Tax Returns required to be filed by or on behalf of the Acquired Entities or otherwise with respect to the Business or the Acquired Assets have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings); (ii) such Tax Returns were true and complete in all material respects when filed; (iii) all amounts shown on such Tax Returns as due, all other Taxes that have become due and payable by any Acquired Entity, and all other material Taxes that have become due or payable with respect to the Business or the Acquired Assets, have been fully and timely paid; (iv) all Taxes required to have been collected or withheld and paid by each Acquired Entity, and all material Taxes required to have been collected or withheld and paid by the Sellers with respect to the Business and the Acquired Assets, in each case in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party, have been collected or withheld and timely paid over to the proper Tax Authority; (v) there are no Encumbrances for Taxes, other than Encumbrances for Taxes not yet due and payable, upon any of the Acquired Assets or any of the assets of the Acquired Entities, (vi) no Acquired Entity (and, with respect to the Business and the Acquired Assets, no Seller) has waived any statute of limitations in respect of Taxes or agreed to, or is a beneficiary of, any extension of time with respect to any Tax assessment or deficiency (other than automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect as of the Closing Date; (vii) no Tax ruling, clearance, concession or consent has been issued to any of the Acquired Entities (or, with respect to the Business and the Acquired Assets, any Seller), and none of the Acquired Entities (or, with respect to the Business and the Acquired Assets, any Seller) has applied for any Tax ruling, clearance, concession or consent, which Tax ruling, clearance, concession or consent that is still in effect as of the Closing Date; (viii) no power of attorney with respect to Taxes has been granted with respect to any Acquired Entity that will be in effect after Closing; (ix) no Acquired Entity has been a member of a group, including a combined, consolidated, affiliated or unitary group for any Tax purposes (other than, in the case of Broadbean, Inc., a group the common parent of which is CBFH, and in the case of Broadbean France, a group the common parent of which was Broadbean France that included solely Broadbean France and GLJ), nor does any Acquired Entity have, nor will it have, any liability for the Taxes of any other Person, including under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise (other than pursuant to Customary Commercial Contracts); (x) no Acquired Entity (and, with respect to the Business or Acquired Assets, no Seller) is a party to, or bound by, any Tax or relief allocation or sharing agreement or arrangement (other than pursuant to Customary Commercial Contracts), including any group payment arrangement made under section 59F of the Taxes Management Act 1970 or any Group Relief; (xi) no claim has been made in writing by any Tax Authority in a jurisdiction in which any Acquired Entity (or, with respect to the Business or Acquired Assets, any Seller) does not file a particular type of Tax Return or pay a particular type of Tax that any such Person is or may be subject to taxation by that jurisdiction; (xii) no Acquired Entity has a permanent establishment or otherwise has an office or fixed place of business in, or is tax resident in, a country other than the country in which it is organized or incorporated (as applicable), (xiii) no audit, enquiry or other proceeding by any Tax Authority with respect to Taxes owed by any Acquired Entity (or, with respect to the Business or Acquired Assets, any Seller) is pending or outstanding and no Tax Authority has given written notice of any intention to commence an audit, enquiry or other proceeding or assert any deficiency or claim for additional Taxes against any Acquired Entity (or, with respect to the Business or Acquired Assets, any Seller); (xiv) no Acquired Entity has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any comparable provisions of state, local or non-U.S. legal requirements, including any transaction or arrangement within the scope of European Council Directive 2011/16 (“DAC 6”) that has been or is required to be disclosed under any Law implementing DAC 6, and any transactions, schemes or arrangements that either were notifiable arrangements for the purposes of Part 7 Finance Act 2004 or a notifiable scheme for the purposes of Schedule 11A VATA 1994 (or similar legislation in any other jurisdiction)) or, to the Knowledge of the Sellers, no Acquired Entity has entered into or been a party to, with a main purpose of avoiding tax, any transaction or scheme under which a tax benefit has been obtained by an Acquired Entity that may be subject to the anti-avoidance provisions of any applicable Tax Law; and (xv) no Acquired Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code.

(b)    The unpaid Taxes of the Acquired Entities did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto), and no Acquired Entity has incurred any liability for Taxes after the Interim Balance Sheet Date outside the ordinary course of business.

(c)    (i) All documents, instruments, contracts, agreements, deeds or transactions which are liable to Stamp Duty, or necessary to establish the title of any Acquired Entity to an asset (or the title of any Seller to any Acquired Asset), have been duly stamped and had such Stamp Duty paid in full within the applicable time limits, and (ii) to the Knowledge of the Sellers, neither the signing or Closing of this Agreement nor the sale or transfer of the Capital Stock will result in the withdrawal of any Stamp Duty relief granted on or before the Closing which will increase any Tax liability of any Acquired Entity.

(d)    Since the Interim Balance Sheet Date, the Acquired Entities (and the Asset Sellers to the extent such actions relate to the Business) have not taken any action that, if taken on or after the date of this Agreement without the consent of the US Purchaser, would result in a violation of Section 4.01(b)(xii) (provided that for purposes of this Section 2.09(d) the requirement that any Tax Return related to Income Taxes or any other material Tax Return be filed in accordance with Section 4.09(a) shall exclude the last sentence of Section 4.09(a)).

(e)    Neither the US Purchaser nor the UK Purchaser (as a result of the applicable Purchaser’s acquisition of the Acquired Entities) nor any Acquired Entity will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting, or use of an improper method of accounting, for a Taxable period ending on or prior to the Closing Date, (ii) any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (iii) any intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) with respect to a transaction occurring on or prior to the Closing Date, (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (vi) pursuant to any election under Section 965 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law).

(f)    Neither the signing or Closing of this Agreement nor the sale or transfer of the Capital Stock of Broadbean UK will result in any profit or gain being deemed to accrue to any Broadbean UK for Tax purposes.

(g)    No Acquired Entity (nor any Asset Seller with respect to the Acquired Assets or the Business) has availed itself of any Tax relief, payment or support pursuant to any Pandemic Response Laws, other than any Tax relief, payment or support that either (i) has since been fully repaid, or (ii) for which no additional amount will be included into income for Tax purposes in any Tax period (or portion thereof) beginning after the Closing Date.

(h)

(i)    (A) Broadbean Inc. is and, since the BB Acquisition Date, always has been a domestic corporation taxable under subchapter C of the Code. For U.S. federal income Tax purposes, (B) Broadbean UK is and, since the BB Acquisition Date, always has been a foreign corporation, (C) Broadbean Australia is and since the BB Acquisition Date always has been a foreign corporation, and (D) Broadbean France is and always has been disregarded as separate from CBFH.

(ii)    None of the Acquired Entities has or ever has had, nor are any Acquired Assets (besides the Capital Stock), a direct or indirect ownership interest in any trust, corporation, partnership, limited liability company, joint venture or other business entity for U.S. federal income Tax purposes, provided that the foregoing shall not be construed as a representation or warranty with respect to any Losses other than (i) Taxes and (ii) Losses primarily related to Taxes.

(iii)    Each of Broadbean Australia and Broadbean UK (i) is a “controlled foreign corporation” as defined in Section 957 of the Code through the Closing Date, and (ii) is not a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code.

(iv)    As of the time of the Closing, neither Broadbean Australia nor Broadbean UK will hold assets that constitute United States property within the meaning of Section 956 of the Code.

(i)    Each of the Acquired Entities is in material compliance with all applicable transfer pricing Laws, including documentation substantiating the transfer pricing practices and methodology of the Acquired Entities (as required under Section 482 of the Code and any other applicable federal, state, local or non-U.S. Laws). All transactions between Acquired Entities and any related parties have been effected on an arm’s length basis. CB HoldCo has provided to the Purchasers all documentation relating to any applicable material Tax holidays or incentives that have current applicability to the Acquired Entities.

(j)    Neither CB HoldCo (or, if CB HoldCo is disregarded as separate from its owner for U.S. federal income tax purposes, its first regarded owner), nor CBFH is a “foreign person” within the meaning of Sections 1445 and 1446 of the Code, and no withholding will be due under Sectiosn 1445 and 1446 of the Code on the transfer of the Acquired Assets.

(k)    Each Acquired Entity and Seller is, where it is required by applicable Law to have been so registered, a duly registered taxable person for the purposes of any Sales Tax.

(l)    Since the Lookback Date, no Acquired Entity has entered into, or agreed to enter into, an election pursuant to section 171A of TCGA, paragraph 16 of Schedule 26 to the Finance Act 2008, section 792 of CTA 2009 (or paragraph 66 of Schedule 29 to the Finance Act 2002) or similar election in relation to Tax. The Disclosure Schedule contains details of all elections, claims and surrenders made by each Acquired Entity in respect of Group Relief, and any agreements or arrangements entered into by each Acquired Entity in respect of Group Relief, since the Lookback Date.

(m)    No income tax, social security or national insurance contributions (or similar or equivalent Taxes in other jurisdictions) is or will be due as a result of a current or former employee, director or office-holder (or associate of any of the foregoing) of any Acquired Entity prior to Closing that has acquired shares or other securities or that has acquired a right to acquire shares or other securities.

(n)    Section 2.09(n) of the Disclosure Schedules sets out full details of all R&D Claims by each Acquired Entity since the Lookback Date. All such claims have been duly made on a proper basis within applicable time limits. No Tax Authority has disputed or challenged such claims or the amount of such claims. To the Knowledge of the Sellers, no Tax Authority is planning to dispute or challenge such claims or the amount of such claims.

(o)    Broadbean UK is not, and has not in the last four (4) years been, a close company (within the meaning of section 439 of the CTA 2010).

(p)    Broadbean UK has in place (and has had in place at all times since September 30, 2017) such reasonable prevention procedures (as defined in sections 45(3) and 46(4) of Criminal Finances Act 2017 and taking into account any guidance published pursuant to section 47 of that Act) as are proportionate to its business risk.

Nothing in this Section 2.09 (other than the representations and warranties in Sections 2.09(a)(vii)-(x), 2.09(e), 2.09(g), 2.09(j), 2.09(m) and 2.09(n)) shall be construed as a representation or warranty with respect to (i) any Taxes that the Purchasers or any of their Affiliates (including the Acquired Entities after Closing) may owe in respect of any Tax period (or portion thereof) beginning after the Closing Date, or (ii) any Tax position that the Purchasers or any of their Affiliates (including the Acquired Entities after Closing) may take in respect of any Tax period (or portion thereof) beginning after the Closing Date.

Section 2.10    Intellectual Property; Privacy.

(a)    Section 2.10(a) of the Disclosure Schedules sets forth a true and complete list of all Intellectual Property owned or purported to be owned by any Acquired Entity, or any Seller and that is primarily used in, primarily held for use in, or primarily related to, the Business, in each case that is registered or filed with any Governmental Authority or the subject of a pending application for registration with any Governmental Authority, and all domain name registrations (collectively, “Registered Intellectual Property”). Each item of Registered Intellectual Property, other than pending applications, is valid, subsisting, and to the Knowledge of the Sellers, enforceable. Each item of Registered Intellectual Property is in material compliance with all Laws and all filings, payments, and other actions required to be made or taken to maintain such item of Registered Intellectual Property.

(b)    Section 2.10(b) of the Disclosure Schedules identifies all of the Products. The Acquired Entities possess all source code and other documentation and materials necessary to compile and operate the Products. None of the Acquired Entities nor the Asset Sellers has disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code included in the Owned Intellectual Property to any Person (other than the Acquired Entities’ employees and contractors engaged to provide services relating to such Owned Intellectual Property, who are subject to confidentiality obligations with respect thereto).

(c)    Section 2.10(c) of the Disclosure Schedules contains a complete list of each Contract (i) pursuant to which any Intellectual Property has been sold or assigned to any of the Acquired Entities from any Person, (ii) pursuant to which any Acquired Entity receives a license or other right to use any Intellectual Property from any Person, (iii) pursuant to which any Intellectual Property that is primarily used in, primarily held for use in, or primarily related to the Business has been sold or assigned to any Seller from any Person, or (iv) pursuant to which any Seller receives a license or other right to use any Intellectual Property that is primarily used in, primarily held for use in, or primarily related to the Business from any Person (collectively, “Inbound IP Contracts”), excluding (A) non-exclusive licenses or non-exclusive rights for Off-the-Shelf Software or Open Source Software; (B) non-exclusive licenses that are merely incidental to the transaction contemplated in the Contract; and (C) agreements between the Acquired Entities or any Seller and their employees entered into in the ordinary course of business on the Acquired Entities’ or applicable Seller’s standard forms therefor (copies of each such current standard form have been made available to the Purchasers).

(d)    Section 2.10(d) of the Disclosure Schedules contains a complete list of each Contract (i) pursuant to which any Intellectual Property has been sold or assigned to any Person by any of the Acquired Entities, (ii) pursuant to which any Person receives a license or other right to use any Intellectual Property from any of the Acquired Entities, (iii) pursuant to which any Intellectual Property that was primarily used in, primarily held for use in, or primarily related to the Business has been sold or assigned to any Person from any Seller, or (iv) pursuant to which any Person receives a license or other right to use any Intellectual Property primarily used in, primarily held for use in, or primarily related to the Business from any Seller (collectively, “Outbound IP Contracts”), excluding (A) non-exclusive licenses that are merely incidental to the transaction contemplated in the Contract; (B) non-exclusive licenses or non-exclusive rights to use Products granted to customers of any of the Acquired Entities or any Seller in the ordinary course of business (copies of each current standard form therefor have been made available to the Purchasers); and (C) non-exclusive licenses or non-exclusive rights to APIs granted to integration partners in the ordinary course of business.

(e)    The Sellers have made available to the Purchasers an accurate and complete copy of each Seller’s current standard form agreements pursuant to which any Product is licensed, sold, made available or otherwise provided to customers.

(f)    The Acquired Entities or, with respect to Intellectual Property provided pursuant to the Transition Services Agreement and the Excluded Trademarks, the Sellers exclusively own and possess all right, title and interest in, or otherwise have a valid and legally enforceable written license or right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used in or necessary to conduct the Business of the Acquired Entities as currently conducted. All such Intellectual Property (other than Intellectual Property provided pursuant to the Transition Services Agreement and the Excluded Trademarks) shall be available for use by the Acquired Entities immediately after the Closing Date on substantially similar terms and conditions to those under which the Acquired Entities owned or used such Intellectual Property immediately prior to the Closing Date.

(g)    None of the Acquired Entities’ or the Sellers’ operation of the Business, including the development, marketing, sale, licensing, subscription, provision, distribution, or support of any of the Products has, since the date that is six (6) years prior to the date of this Agreement, infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, the Intellectual Property of any Person, and no Acquired Entity or Seller has received any written communication from any Person in the six (6) years prior to the date of this Agreement alleging that any of the Acquired Entities’ or Sellers’ operation of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any Person. There is no Action pending or, to the Knowledge of the Sellers, threatened in writing against any Acquired Entity or Seller alleging that the operation of the Business by the Acquired Entities or any Seller infringes, misappropriates or otherwise violates any Intellectual Property of any Person. To the Knowledge of the Sellers, no Person has materially infringed, misappropriated, or otherwise violated, or is materially infringing, misappropriating or otherwise violating, any Owned Intellectual Property.

(h)    The Sellers (solely with respect to the Business) and the Acquired Entities have taken commercially reasonable actions to maintain and protect all of the Owned Intellectual Property, including the secrecy, confidentiality, and value of the trade secrets and other material confidential information therein, and none of the Sellers or the Acquired Entities have disclosed any trade secrets or other material confidential Owned Intellectual Property (including source code included in the Owned Intellectual Property) to any third party other than pursuant to a written confidentiality agreement pursuant to which such third party agrees to protect such confidential information.

(i)    None of the Sellers (solely with respect to the Business) or any of the Acquired Entities have used any Open Source Software in a manner that requires or has required any of them (i) to grant any Person any rights to or immunities under any of the Owned Intellectual Property, (ii) to disclose or distribute the source code to any Owned Intellectual Property, (iii) to license or provide the source code to any of the Owned Intellectual Property for the purpose of making derivative works, or (iv) to make available for redistribution to any Person the source code to any of the Owned Intellectual Property at no or minimal charge. The Acquired Entities are in compliance in all material respects with all obligations under any Contract pursuant to which any of the Acquired Entities has obtained the right to use any Open Source Software.

(j)    The Software included in the Owned Intellectual Property and the Products do not contain any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of data) that materially and adversely affects the use, functionality or performance of such Software or any Products. The Software included in the Owned Intellectual Property does not contain any Contaminants. There are no material Contaminants in any of the Products or the Business Systems.

(k)    All current and former employees, contractors, and consultants of the Acquired Entities and the Sellers (solely with respect to the Business), in each case who have made contributions to the creation or the development of any Intellectual Property for any Acquired Entity or the Business, are a party to a valid and enforceable written agreement with the applicable Acquired Entity or Seller that assigns to the Acquired Entity or Seller exclusive ownership of such contributions, creations, and developments, and protects the confidential information of the Business (each, an “IP Agreement”). To the Knowledge of the Sellers, no such current or former employee, contractor, or consultant is in material violation of any IP Agreement.

(l)    The Acquired Entities and the Sellers (solely with respect to the Business) own, lease, license, or otherwise have the legal right to use all Business Systems and such Business Systems are sufficient for the needs of the Business as currently conducted. The Acquired Entities and Sellers (solely with respect to the Business) have since the Lookback Date maintained adequate and reasonable industry-standard security, disaster recovery, and business continuity plans, procedures, and facilities, and, since the Lookback Date, there has been no failure of the Business Systems. Except as set forth on Section 2.10(l) of the Disclosure Schedules, other than routine disruptions for maintenance or technology disruptions occurring in the normal course of business, the Sellers (solely with respect to the Business) and the Acquired Entities have not experienced any disruption to, or interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of Business Systems.

(m)    Since the Lookback Date, the Acquired Entities and the Sellers (solely with respect to the Business) have taken commercially reasonable steps designed to protect the security and integrity of the Business Systems and the Data stored or contained therein or transmitted thereby, including by implementing adequate and reasonable industry standard procedures designed to prevent unauthorized access and the introduction of any Contaminants. There are no material Contaminants in any of the Products or the Business Systems.

(n)    Since the Lookback Date, in all material respects, (i) the Acquired Entities and the Sellers (solely with respect to the Business) have provided legally sufficient Privacy Policies regarding the Acquired Entities’ and/or the Sellers’ collection, use and sharing of Personal Information, and (ii) none of the disclosures made or contained in any of the Privacy Policies are or have been unfair, deceptive, or in violation of Privacy Requirements.

(o)    Since the Lookback Date, the Acquired Entities and the Sellers (solely with respect to the Business) have been in material compliance with all Privacy Requirements (including without limitation the Australian Privacy Act 1988 (Cth), the Australian Privacy Principles or the Australian SPAM Act 2003 (Cth)).

(p)     Since the Lookback Date, there has been no accidental, unauthorized, or unlawful access to, or loss, destruction, use, alteration, processing, or acquisition by any third party of Personal Information, Business Systems or Data stored by any Acquired Entity or any Seller with respect to the Business for which any Acquired Entity or Seller has been required to notify any Person or Governmental Authority, or which otherwise negatively impacted customers of the Acquired Entities. No Actions are pending or threatened in writing against the Acquired Entities or the Sellers (solely with respect to the Business) relating to the collection, use and disclosure of Personal Information.

(q)    Since the Lookback Date, the Sellers (solely with respect to the Business), the Acquired Entities, and, to the Knowledge of the Sellers, all third parties performing services for the Sellers (solely with respect to the Business) or the Acquired Entities (to the extent relating to the performance of such services) materially comply, and have at all times materially complied, with Privacy Requirements related to the disclosure of Personal Information of an individual located in the European Economic Area or United Kingdom to any Person located outside the European Economic Area or United Kingdom.

(r)    To the Knowledge of the Sellers, none of the Sellers nor any of the Acquired Entities have, since the Lookback Date, received any requests from individuals seeking to exercise their rights under Privacy Requirements (such as rights to obtain, access, portability, rectify, or delete their Personal Information, obtain information about how their data is collected, used, or shared, opt-out of sharing of their data or restrict processing of or object to processing of Personal Information) that have not been fulfilled in compliance with Privacy Requirements.

(s)    The Sellers (solely with respect to the Business) and the Acquired Entities have all authorizations and consents and have given all notices as may be required by Privacy Requirements for the collection, use, processing, and disclosure of Personal Information by or on behalf of the Sellers (solely with respect to the Business) or the Acquired Entities in all material respects. To the Knowledge of the Sellers, the Sellers (solely with respect to the Business) and the Acquired Entities have all necessary and required rights to license, use, sublicense, and distribute the Data in the manner conducted by the Sellers (solely with respect to the Business).

(t)    Neither the execution, delivery, and performance of this Agreement, nor the transfer of all Data maintained or otherwise processed by or for the Sellers (solely with respect to the Business) or the Acquired Entities, including all applicable databases and other information relating to personnel, customers, and all non-customer end users of the Products, from the Sellers (solely with respect to the Business) or the Acquired Entities to the Purchasers, will cause, constitute, or result in a material breach or material violation of any Privacy Requirements.

(u)     Since the Lookback Date, neither the Sellers (solely with respect to the Business) nor the Acquired Entities have made express representations and warranties regarding the Business Systems or the information security practices or policies other than those made in the Privacy Policies or applicable contracts of the Business or in the ordinary course of business.

(v)    With respect to each third party performing services for the Sellers (solely with respect to the Business) or the Acquired Entities that is or has been permitted to access or otherwise process Personal Information or Business Confidential Information, the Sellers (solely with respect to the Business) or the Acquired Entities have obtained a written agreement from such party that binds such party to (A) at least similar obligations, restrictions and conditions that apply to the Sellers (solely with respect to the Business) or the Acquired Entities with respect to such Personal Information or Business Confidential Information and (B) materially comply with all Privacy Requirements.

(w)    Since the Lookback Date, the Sellers (solely with respect to the Business) and the Acquired Entities have implemented, maintained, and monitored reasonable and appropriate plans, policies, safeguards, and measures (including with respect to technical, administrative, and physical security) to preserve and protect the confidentiality, availability, security, and integrity of all Business Systems and Data. Since the Lookback Date, such plans policies, safeguards, and measures have materially complied with Privacy Requirements. The Sellers (solely with respect to the Business) and the Acquired Entities have not identified any security vulnerabilities affecting Business Systems classified as “high”, “critical”, or more severe that have not been remediated.

(x)    There is no, and since the Lookback Date there has been no, complaint to, audit or request to audit, Action or investigation (formal or informal), in each case, against the Sellers (solely with respect to the Business) or the Acquired Entities. To the Knowledge of the Sellers, since the Lookback Date there has been no complaint to, audit or request to audit, Action or investigation (formal or informal) against any of the respective customers of the Sellers or Acquired Entities (to the extent relating to any Products or the practices of the Sellers (solely with respect to the Business) or the Acquired Entities), or any third party performing for the Sellers (solely with respect to the Business) or the Acquired Entities, by any private party, the Federal Trade Commission, any data protection authority or any other Governmental Authority, with respect to (i) the creation, collection, storage, hosting, use, disclosure, transmission, transfer, disposal, security, possession, interception, or other processing of any Data by or for the Sellers (solely with respect to the Business) or the Acquired Entities or (ii) the security, confidentiality, availability, or integrity of any Business Systems or of any Data. To the Knowledge of the Sellers, there are no facts and circumstances that would reasonably be expected to give rise to any of the foregoing.

Section 2.11    Employee Compensation and Benefits.

(a)    There are no Actions pending, or to the Knowledge of the Sellers, threatened or reasonably anticipated, against any Acquired Entity relating to any Business Plans or any Parent Plans.

(b)    Section 2.11(b) of the Disclosure Schedules lists all Acquired Entity Plans other than (i) offer letters or similar agreements that do not materially deviate from a form that has been made available to Purchasers and (ii) immaterial perquisites.

(c)    Section 2.11(c) of the Disclosure Schedules lists all Business Plans and Parent Plans, in each case, other than (i) offer letters or similar agreements that do not materially deviate from a form that has been made available to Purchasers and (ii) immaterial perquisites.

(d)    Sellers have delivered or made available to the Purchasers: (i) an accurate and complete copy of all current documents setting forth the terms of each Acquired Entity Plan listed on Section 2.11(b) of the Disclosure Schedules, including all amendments thereto and all related trust documents; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code, with respect to such Acquired Entity Plan for the three most recent plan years; (iii) if such Acquired Entity Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of such Acquired Entity Plan’s assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to such Acquired Entity Plan; (v) if such Acquired Entity Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof; (vi) accurate and complete copies of all current Contracts implementing such Acquired Entity Plan that are insurance contracts, including stop-loss agreements; (vii) all non-ordinary course correspondence, if any, to or from any Governmental Authority relating to such Acquired Entity Plan; (viii) if such Acquired Entity Plan is intended to be qualified under Section 401(a) of the Code, all discrimination tests, if any, required under the Code for such Acquired Entity Plan for the three most recent plan years; and (ix) if such Acquired Entity Plan is intended to be qualified under Section 401(a) of the Code, the most recent IRS determination letter (or opinion letter, if applicable) received with respect to such Acquired Entity Plan. With respect to each Parent Plan listed on Section 2.11(c) of the Disclosure Schedules, Sellers have delivered or made available to the Purchasers, to the extent applicable (A) an accurate and complete copy of all documents setting forth the current terms of the Parent Plan, including all amendments thereto, or a written summary description that includes all material current terms of such plan and (B) the most recent IRS determination letter (or opinion or advisory letter, if applicable).

(e)    Each Acquired Entity Plan or, except as would not reasonably be excepted to result in liability to the Purchasers or their Affiliates on or after the Closing, any Parent Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and to the Knowledge of the Sellers there is not any event, condition or circumstance that could reasonably be expected to result in disqualification under the Code.

(f)    Neither the Acquired Entities nor any ERISA Affiliate maintains, sponsors, participates in or contributes to, or has any liability with respect to, or has within the past six (6) years maintained, sponsored, participated in or had any obligation to contribute to any (i) employee benefit plan subject to Section 412 of the Code or Title IV of ERISA; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; or (iii) a “multiple employer plan” (within the meaning of section 413(c) of the Code). No Business Plan is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. For purposes hereof, “ERISA Affiliate” shall mean any entity that is a member of a “controlled group of corporations” with or is under “common control” (as each phrase is defined in Section 414(b) or (c) of the Code) with any Acquired Entity.

(g)    Each Business Plan is in compliance with ERISA, the Code and other applicable Law in all material respects and is not the subject of any current audits or investigations by any Governmental Authority and, except as would not reasonably be expected to result in any liability to the Purchasers or their Affiliates (including, on or after the Closing, the Acquired Entities), each Parent Plan is in material compliance with ERISA, the Code and other applicable Law.

(h)    No Acquired Entity Plan and, except as would not reasonably be expected to result in any liability to the Purchasers or their Affiliates (including, on or after the Closing, the Acquired Entities), no Parent Plan or Business Plan provides health, medical, or life insurance benefits to (i) any Acquired Entity Employee or other Business Employee or (ii) any former employees of the Acquired Entities or former employees that otherwise supported the Business, in each case, beyond such employee’s retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or Section 4980B of the Code (“COBRA”), or any similar state group health plan continuation Law and other than for continued benefits through the end of the month in which termination of employment occurs. The Acquired Entities and any ERISA Affiliate have complied in all material respects with the requirements of COBRA and each similar state Law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Business Plan. No Acquired Entity is subject to any Liability or penalty under Sections 4976 through 4980 of the Code with respect to any Business Plans. Except as set forth on Section 2.11(h) of the Disclosure Schedules, (i) all material contributions required to be made by the Acquired Entities to any Acquired Entity Plan have been made on or before their due date, and (ii) except as would not result in material liability to the Purchasers or their Affiliates, all contributions required to be made by the Acquired Entities to any Business Plan (other than an Acquired Entity Plan) have been made on or before their due dates. All contributions required to be made by the Acquired Entities to any Business Plan have been made on or before their due dates. No suit, administrative proceeding, action, audit, investigation, litigation or claim is pending or has been brought, or to the Knowledge of the Sellers, is threatened in writing, against or with respect to any Business Plan, including any audit or inquiry by any Governmental Authority, including the IRS or United States Department of Labor, other than claims for benefits in the ordinary course of business.

(i)    Except as set forth on Section 2.11(i) of the Disclosure Schedules, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any payment (including, without limitation, severance or golden parachute) from any Purchaser or any Acquired Entity becoming due, or increase the amount of any compensation due, to (A) any Acquired Entity Employee or other Business Employee or (B) any former employee, consultant or director of any Acquired Entity or any former employee that otherwise supported the Business, in each case, under any Business Plan or Parent Plan, (ii) increase any benefits otherwise payable under any Business Plan or Parent Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from any Purchaser or any Acquired Entity to (A) any Acquired Entity Employee or other Business Employee or (B) any former employee, consultant or director of any Acquired Entity or former employee that otherwise supported the Business, in each case, under any Business Plan or Parent Plan, or (iv) entitle any Acquired Entity Employee or other Business Employee to terminate their employment.

(j)    Broadbean UK has materially complied with its automatic enrolment obligations as required by the United Kingdom’s Pensions Act 2008 (PA 2008) and associated legislation. Since the Lookback Date, no notices, fines, or other sanctions have been issued by the United Kingdom’s Pensions Regulator (the “Pensions Regulator”) and no instances of non-compliance with the automatic enrolment obligations have been notified to the Pensions Regulator in respect of Broadbean UK. All benefits under any pension scheme are provided on a money purchase basis. Since the Lookback Date, no written assurance, guarantee or promise has been made to any Broadbean UK employee, past or present, to the amount of benefits to be provided under any pension scheme. Broadbean UK has never been a member of, or connected or associated with an employer of, a defined benefit pension scheme.

(k)    Each Business Plan or other Contract, plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. None of the Acquired Entities is under any obligation to gross up any Taxes under Section 409A of the Code for which any Acquired Entity Employee or other Business Employee or former employee that supported the Business is or becomes liable.

(l)    Neither the execution of this Agreement nor the consummation of the Transactions contemplated by this Agreement will (either alone or together with any other event) result in any payment or benefit that would be, individually or in combination with any other payment or benefit, characterized or reasonably expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax Law). There is no contract, agreement, plan or arrangement to which any Acquired Entity is a party by which it is bound to gross-up any Acquired Entity Employee or Business Employee for excise taxes paid pursuant to Section 4999 of the Code or any similar state legal requirement.

Section 2.12    Labor.

(a)    Section 2.12(a) of the Disclosure Schedules lists anonymized particulars of each current Acquired Entity Employee, each EOR Employee, and each other Business Employee and each other Person engaged to provide services to any Acquired Entity, such particulars including, as applicable: (i) their name, job or, if applicable, role title; (ii) the entity that employs or engages them; (iii) status as an employee or non-employee; (iv) the type of contract, whether employment or otherwise; (v) whether permanent or fixed term and whether full-time, part-time or otherwise; (vi) their current basic salary or fee; (vii) their working location; (viii) their visa status; and (ix) their exempt or non-exempt status or any other similar laws. No offer of employment or engagement has been made by any Seller or Affiliate of any Seller to any Person to become an Acquired Entity Employee or other Business Employee that has not yet been accepted, or that has been accepted but where the employment or engagement has not yet started. No Acquired Entity Employee or other Business Employee has provided written notice of their intent to terminate their employment with the applicable Seller or any Affiliate of such Seller, and to Knowledge of the Sellers, no such Acquired Entity Employee or other Business Employee intends to terminate their employment. No notice to terminate the contract of any Acquired Entity Employee or other Business Employee (whether given by the relevant employer or by the Acquired Entity Employee or other Business Employee) is pending, outstanding or threatened.

(b)    (i) The standard forms of employment agreements or offer letter for the Acquired Entity Employees and other Business Employees (save with respect to the EOR Employees) for each relevant country, (ii) the standard forms of agreement for the independent contractors engaged in relation to the Business, and (iii) handbook relating to the Acquired Entity Employees and other Business Employees (save with respect to the EOR Employees), have been disclosed to the Purchasers. Any and all agreements with an Acquired Entity Employee, other Business Employee or independent contractor on terms not materially similar to the standard forms disclosed under this section have also been disclosed to the Purchasers.

(c)    Since the Lookback Date, all Laws and Contracts pertaining to employment, employment practices, and labor relations applicable to the Business Employees, the Acquired Entity Employees, and the Acquired Entities, including those pertaining to terms and conditions of employment, employee representation, employee background checks, anti-discrimination, verification of employment eligibility, employee leave, classification of workers as employees and independent contractors, workers’ safety and health, wages and hours, rest days, pension and superannuation contributions, severance contributions, benefits in kind, and employment termination, have been complied with in all material respects.

(d)    The services provided by each of the Acquired Entity Employees and other Business Employees located in the United States are terminable at-will without notice or payment of severance or other similar compensation or benefit. The services provided by each of the Acquired Entity Employees and other Business Employees located outside the United States are terminable upon providing no more than four (4) months’ notice and no more than any severance required by applicable Law and any such termination would not result in liability to any Acquired Entity (other than such notice and severance). No Acquired Entity has any material liability with respect to any misclassification of any Person as an independent contractor rather than as an employee.

(e)    Except as set forth on Section 2.12(e) of the Disclosure Schedules, no Acquired Entity or any Seller is a party to or bound by any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements, enterprise agreements, modern awards, transitional instruments, industrial instruments or other Contracts with any union, works council, trade union or other labor organization applicable to the Acquired Entity Employees, other Business Employees or the Business. There is no pending, or, to the Knowledge of the Sellers, threatened in writing, strike, lockout, picketing, or work stoppage, or organizing campaign, at any Acquired Entity or otherwise applicable to or involving any Acquired Entity Employees, other Business Employees or the Business. No consent or consultation obligations with any union, works council, trade union or other labor organization will be a condition precedent to the execution of this Agreement or the consummation of the transactions contemplated hereby.

(f)    Except as set forth on Section 2.12(f) of the Disclosure Schedules, there are no material Actions or other legal proceedings pending, or to the Knowledge of the Sellers, threatened to be brought or filed, by or with any Governmental Authority or otherwise, in connection with the employment or engagement of any current or former Acquired Entity Employee, other Business Employee, applicant, or other individual service provider of the Sellers or Acquired Entities with respect to the Business, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, unpaid commissions, wrongful termination or any other employment related matter arising under applicable Laws. Since the Lookback Date, no Seller or Acquired Entity has entered into any settlement agreement related to allegations of discrimination, retaliation, harassment, sexual harassment, sexual misconduct, or other violations of Laws pertaining to employment, employment practices, and labor relations by or involving any current or former Acquired Entity Employee or other Business Employee.

(g)    Since the Lookback Date, neither Broadbean UK nor any predecessor or owner of any part of its businesses has been a party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 affecting any Acquired Entity Employee, other Business Employee or any other Persons engaged in the Business. No such Persons have had their terms or employment varied for any reason as a result of or connected with such a transfer.

(h)    Every Acquired Entity Employee and other Business Employee has provided documentation evidencing their authorization to work under applicable Law.

(i)    To the extent COVID-19 related incentives, credits, payments or otherwise have been received by an Acquired Entity from a Governmental Authority, the relevant Acquired Entity has complied in all material respects with all eligibility requirements for such benefits as required by a Governmental Authority from time to time including the requirements of the Australian Economic Response Package (Payments and Benefits) Act 2020 (Cth) and the Australian Coronavirus Economic Response Package (Payments and Benefits) Rules 2020.

Section 2.13    Environmental Matters.

Each Acquired Entity and, with respect to the Business and the Acquired Assets, each Seller is, and has been since the Lookback Date, in compliance in all material respects with applicable Law relating to (i) pollution, contamination, protection, remediation or reclamation of the environment, (ii) emissions, discharges, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil or land surface or subsurface or (iii) the management, manufacture, processing, labeling, distribution, use, treatment, storage, disposal, transport, recycling or handling of Hazardous Substances (collectively, “Environmental Laws”). Each Acquired Entity and, with respect to the Business and the Acquired Assets, each Seller is, and has been since the Lookback Date, in compliance in all material respects with the terms of all Permits required under applicable Environmental Laws. No Action arising under or pursuant to Environmental Laws is pending, or to the Knowledge of the Sellers, threatened, against any Acquired Entity or, with respect to the Business and the Acquired Assets, any Seller.

Section 2.14    Material Contracts.

(a)    Section 2.14(a) of the Disclosure Schedules sets forth as of the date of this Agreement a true and complete list of each Contract currently in force and effect falling into any of the following categories of Contracts (A) to which any Acquired Entity is a party, (B) which constitute an Acquired Asset or (C) by which any Acquired Entity or any of its respective properties or assets are bound as of the date of this Agreement (collectively, along with each Inbound IP Contract and Outbound IP Contract, the “Material Contracts”):

(i)    Contracts that required or require, as applicable, payment to or by any Acquired Entity of more than $100,000 individually or in the aggregate in (A) the year ended December 31, 2022, or (B) the twelve-month period ended March 31, 2023, in each case including any such Contracts with customers, clients, vendors and suppliers (excluding, in each case, any Business Plan or Parent Plan);

(ii)    Contracts with (A) a Key Customer or (B) a Key Supplier;

(iii)    the Contracts in sub clause (i) and (ii) above: (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope obligating any Acquired Entity to grant such rights or obligating any Seller to grant such rights with respect to any of the Products or the Business, (B) containing any non-competition covenants or other restrictions relating to the Business, and (C) containing a covenant limiting the freedom of any Acquired Entity to engage in any line of business in any geographic area or to compete with any Person that otherwise materially limits the operation of the Business;

(iv)    all Real Property Leases;

(v)    all reseller or similar agreements that integrate technology owned by the Acquired Entities into a third-party product, other than the Contracts referenced in the License Agreements;

(vi)    Contracts that create a partnership or joint venture or similar arrangement that relates to the operation of the Business;

(vii)    any loan agreements, promissory notes, indentures, bonds, security agreements, letters of credit or guarantees of indebtedness for borrowed money or other commitments with respect to indebtedness, in each case, other than indebtedness that will not constitute an Assumed Liability or be an outstanding obligation of the Acquired Entities following Closing;

(viii)    any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements or other Contracts or understandings with any union, works council, trade union or other labor organization;

(ix)    any Contract providing for retention payments, change of control payments, accelerated vesting or any other similar payment or benefit to any Person that may or will become due as a result of any of the transactions contemplated by this Agreement;

(x)    any separation agreement or settlement agreement made with any current or former Acquired Entity Employee, other Business Employee or other Person, under which any Acquired Entity has any current Liability;

(xi)    (A) any Contract containing an agreement by any of the Sellers or any of the Acquired Entities to provide any Person with access to the source code for any Owned Intellectual Property, or (B) any contract between any of the Acquired Entities, on the one hand, and an escrow agent, on the other hand, to provide for the source code for any Products to be put in escrow;

(xii)    Contracts for an acquisition or disposition of a Person pursuant to which any Acquired Entity has continuing “earn-out” or other contingent payment rights or obligations;

(xiii)    Contracts relating to the redemption or purchase of equity interests of, or all or substantially all of the assets of, any Acquired Entity, or the acquisition, merger or similar transaction involving any Acquired Entity, in each case, in which any Acquired Entity has any continuing rights or obligations (whether contingent or otherwise);

(xiv)    Contracts under which any Acquired Entity has continuing indemnification obligations to any Person, other than those entered into in the ordinary course of business;

(xv)    Contracts with a Governmental Authority;

(xvi)    any Contract pursuant to which any of the Acquired Entities or the Sellers have acquired, to the extent related to the Business, a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise; or

(xvii)    any outstanding binding legal commitment to enter into any Contract of the type described in clauses (i) through (xvi) of this Section 2.14(a).

(b)    The Sellers have made available to the Purchasers true and complete copies of all Material Contracts, other than the contracts listed on Section 2.14(b) of the Disclosure Schedules, including any amendments or supplements thereto. As of the date of this Agreement, (i) none of the Acquired Entities or, to the Knowledge of the Sellers, any other party thereto, has received any notice of any intention to terminate, repudiate or disclaim, or of any default or event that (with due notice or lapse of time or both) would constitute a default by any of the Acquired Entities under any Material Contract, other than defaults that have been cured or waived in writing or would not reasonably be expected to be material to the Business taken as a whole, (ii) each Material Contract is a legal, valid and binding obligation of the Acquired Entities or, with respect to an Acquired Asset, CB HoldCo or its Affiliates, and is in full force and effect (except to the extent subject to, and limited by, the Enforceability Exceptions) and (iii) no material breach of or material default under any Material Contract by an Acquired Entity exists (with or without the lapse of time or the giving of notice, or both), and to the Knowledge of the Sellers, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any Material Contract.

Section 2.15    Real and Personal Property.

(a)    No Acquired Entity holds fee title to any real property. Section 2.15(a) of the Disclosure Schedules sets forth a true and complete list of all leases, subleases, licenses and other occupancy agreements to which any Acquired Entity or any Asset Seller, to the extent it relates to the Business, is a party as lessee, sublessee, licensee or occupant (the “Real Property Leases”). The Acquired Entities do not own (and the Acquired Entities have never owned), lease or sublease any real property, or otherwise use any real property, other than the Real Property Leases, and is not subject to any agreement or option to own or lease any real property or any interest in real property. The Sellers have made available to the Purchasers true and complete copies of all Real Property Leases (including all modifications and amendments thereto and renewals thereof). Each Real Property Lease is, subject to the Enforceability Exceptions, a valid and binding agreement of the applicable Acquired Entity signatory thereto.

(b)    No notice of any breach or default on the part of any Acquired Entity has, since the Lookback Date, been received by a Seller or an Acquired Entity which has not been remedied, and to the Knowledge of the Sellers, no breach or default on the part of the landlord or any counterparty thereunder exists, in each case, under any Real Property Lease of any Acquired Entity.

Section 2.16    Insurance.

Section 2.16 of the Disclosure Schedules contains a true and complete list of all insurance policies covering the Acquired Entities or the Business in effect as of the date of this Agreement, excluding any insurance policy with respect to any Business Plan or Parent Plan. With respect to each such insurance policy, (a) the insurance policy is in full force and effect subject to the Enforceability Exceptions and (b) neither any Seller nor any Acquired Entity has received written notice of cancellation or termination with respect to any insurance policy existing as the of the date of this Agreement that is held by, or for the benefit of, the Acquired Entities or the Business.

Section 2.17    Title to Assets.

The applicable Seller or Acquired Entity has good and valid title to, or a valid leasehold interest in, or the right to use, (a) all of the tangible personal property constituting an Acquired Asset (in the case of the Sellers) or (b) any asset reflected as being owned by an Acquired Entity in the Interim Balance Sheet (in the case of the Acquired Entities), as applicable, free and clear of all Encumbrances, in each case, except for Permitted Encumbrances. Notwithstanding the foregoing, the Parties acknowledge and agree that the immediately preceding sentence with respect to clause (b) above shall not, as of the Closing Date, apply to any asset or property disposed of by any Seller or Acquired Entity after the date of this Agreement in the ordinary course of the Business and not in violation of this Agreement. Any tangible Acquired Assets are in good working condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently used. At the Closing, assuming the receipt of all Approvals required for the transfer, conveyance and assignment of the Acquired Assets and the Capital Stock and after giving effect to the Transactions, the delivery to the Purchasers of the Transaction Documents will vest in the Purchasers a valid, binding and enforceable leasehold or license interest in, or other valid, binding and enforceable right to possess and use, the Acquired Assets that are not owned by the Sellers, in accordance with the Assigned Contracts applicable to such Acquired Assets. Immediately prior to the Closing, the Asset Sellers and the Acquired Entities shall collectively own all material assets primarily used in, primarily held for use in, or primarily related to the Business, other than with respect to any assets which benefits are provided pursuant to a Transaction Document.

Section 2.18    Sufficiency of Assets.

The rights, services, properties and assets of the Acquired Entities, together with the Acquired Assets, and after giving effect to the rights, services, properties and assets contemplated to be provided to the Acquired Entities immediately following the Closing Date pursuant to the Transaction Documents, comprise (x) all of the rights, services, properties and assets that are necessary to conduct and operate the Business in substantially the same manner as it is currently conducted by the Sellers and their Affiliates (including the Acquired Entities), other than (a) insurance, (b) the shared vendor Contracts listed on Section 2.18 of the Disclosure Schedules, and (c) those rights, services, properties and assets the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Business; provided, however, that nothing in this Section 2.18 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or working capital (or the availability of the same), provided, further, that this Section 2.18 shall not be deemed to be breached as a result of (i) an Acquired Asset that is not assigned or transferred to the Purchaser pursuant to, and that is otherwise treated in accordance with, Section 1.09, (ii) any Business Employees or Acquired Entity Employees that do not become Continuing Employees or (iii) any action that any Seller is required or permitted to take pursuant to Section 4.01 or for which the US Purchaser has provided its consent pursuant to Section 4.01.

Section 2.19    Key Customers and Key Suppliers.

(a)    Section 2.19(a) of the Disclosure Schedules sets forth a list of the top 25 customers of the Acquired Entities or any other Seller from which the Business has generated revenue during (x) the fiscal year ended December 31, 2022 and (y) the four (4) months ended April 30, 2023 (collectively, the “Key Customers”) and identifies the amounts by such Key Customer for same period. Since December 31, 2022 through and including the date of this Agreement, (i) there has not been any material adverse change in the business relationship of any of the Sellers, with respect to a contract to which a Seller is a party to a contract with an Acquired Entity or an Acquired Asset or any Acquired Entity with any Key Customer with respect to the Business, (ii) there has not been any change in any material term (including credit terms) of the sales agreements or related agreements with any such Key Customer with respect to the Business and (iii) neither any Seller nor any Acquired Entity has received any written complaint from any Key Customer with respect to the Business.

(b)    Section 2.19(b) of the Disclosure Schedules sets forth a list of the top 10 suppliers and vendors (excluding employees and consultants) of the Acquired Entities or any other Seller that received payments from any Acquired Entity (individually or collectively) related to or for the benefit of the Business during (x) the fiscal year ended December 31, 2022 and (y) the four (4) months ended April 30, 2023 (collectively, the “Key Suppliers”) and identifies the amounts paid to such Key Suppliers for the same period.

(c)    As of the date of this Agreement, no Seller or Acquired Entity has received any written notice indicating, and no event, happening or fact which would likely lead such Seller or Acquired Entity to reasonably believe, that any Key Customer or Key Supplier (i) intends to cease dealing with otherwise terminate its relationship with any Seller, with respect to a contract to which a Seller is a party to a contract with an Acquired Entity or an Acquired Asset, or Acquired Entity, materially decrease the rate of, materially change the terms (whether related to payment, price or otherwise) with respect to the services or products provided by or to any Seller, with respect to a contract to which a Seller is a party to a contract with an Acquired Entity or an Acquired Asset, or Acquired Entity (in each case, whether as a result of the consummation of the transactions contemplated hereby or otherwise), (ii) is materially dissatisfied with either services or products or otherwise with its relationship with any Seller or Acquired Entity or (iii) to the Knowledge of the Sellers, is threatened with bankruptcy or insolvency

Section 2.20    Accounts Receivable.

All accounts receivable of the Acquired Entities are reflected in the books and records of Sellers and the Acquired Entities and, to the extent arising prior to the Interim Balance Sheet Date are included in the Interim Balance Sheet, in accordance with GAAP consistently applied. The accounts receivable of the Acquired Entities shown on the Interim Balance Sheet and the accounts receivable arising since the Interim Balance Sheet Date, (a) arose from bona fide transactions engaged in or entered into in the ordinary course of business, (b) except to the extent of any reserve for doubtful accounts, have been collected or, to the Knowledge of the Seller, are reasonably expected to be collectible in the book amounts thereof and (c) are not subject to any claim of offset, recoupment, setoff, or counter-claim other than rebates in the ordinary course of business and to the Knowledge of the Seller, there are no specific facts or circumstances that would give rise to any such claim. The allowance for collection losses on the Interim Balance Sheet was established in the ordinary course of business and in accordance with GAAP.

Section 2.21    Transactions with Interested Persons.

Section 2.21 of the Disclosure Schedules sets forth all Contracts related to the Business between any Seller or any of its Subsidiaries or Affiliates (other than an Acquired Entity) (the “Seller Group”), on the one hand, and any Acquired Entity, on the other hand, or under which any Purchasers will have any liability or any continuing obligations to any member of the Seller Group after the Closing. Except as set forth on Section 2.21 of the Disclosure Schedules, none of the members of the Seller Group or, to the Knowledge of the Seller, its directors or officers (a) possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than a member of the Seller Group) that is a Key Customer or Key Supplier of the Business, (b) owns any material property right, tangible or intangible, which is used by the Business, (c) currently or since the Lookback Date, has any material contractual or other claims, express or implied, against any member of the Seller Group. Ownership of 5.0% or less of the outstanding stock of any publicly traded corporation shall not be deemed to be a financial interest for purposes of this Section 2.21. The consummation of the Transactions will not (either alone, or upon the occurrence of any act or event, or with the lapse of time, or both) result in any benefit or payment (severance or otherwise) arising or becoming due from any member of the Seller Group or, prior to the Closing, any Acquired Entity, or any of their respective successors or assigns (including the Purchasers) of any thereof to any person (including any Seller or, prior to the Closing, any Acquired Entity).

Section 2.22    Brokers’ and Finders’ Fees.

Except as set forth in Section 2.22 of the Disclosure Schedules, no Seller or Acquired Entity has employed, nor is any Seller or Acquired Entity or the Business subject to any valid claim of liability to, any broker, finder, or other intermediary in connection with the Transactions.

Section 2.23    No Additional Representations.

NEITHER CB HOLDCO NOR ANY OTHER SELLER, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR OTHER REPRESENTATIVES IS MAKING OR HAS MADE ANY WRITTEN OR ORAL REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER, INCLUDING WITH RESPECT TO ANY ACQUIRED ENTITY, ANY OF THE ASSETS, RIGHTS OR PROPERTIES OF ANY ACQUIRED ENTITY, THE ACQUIRED ASSETS OR THE BUSINESS, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II, AND, EXCEPT AS SET FORTH EXPRESSLY IN THIS ARTICLE II, THE CONDITION OF THE ASSETS, PROPERTIES AND RIGHTS OF THE ACQUIRED ENTITIES AND THE BUSINESS, INCLUDING THE ACQUIRED ASSETS, SHALL BE “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.”

EACH SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES NOT EXPRESSLY MADE IN THIS ARTICLE II, WHETHER MADE BY CB HOLDCO, ANY OTHER SELLER, ANY ACQUIRED ENTITY OR ANY OTHER PERSON. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II, EACH SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING, IN ANY MANAGEMENT PRESENTATION OR CONFIDENTIAL INFORMATION MEMORANDUM OR OTHERWISE) TO THE PURCHASERS, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO THE PURCHASERS BY ANY REPRESENTATIVE OF CB HOLDCO, ANY OTHER SELLER, ANY ACQUIRED ENTITY OR ANY OTHER PERSON). NOTWITHSTANDING ANYTHING SET FORTH IN THIS AGREEMENT TO THE CONTRARY, NO SELLER OR ACQUIRED ENTITY MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE PURCHASERS REGARDING ANY PROJECTIONS OR THE FUTURE OR PROBABLE PROFITABILITY, SUCCESS, BUSINESS, OPPORTUNITIES, RELATIONSHIPS AND OPERATIONS OF THE ACQUIRED ENTITIES OR THE BUSINESS.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser (solely with respect to itself) hereby represents and warrants to CB HoldCo as follows in this Article III:

Section 3.01    Organization; Standing; Qualification and Power.

Such Purchaser is duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization, with all power and authority necessary to own, lease or operate the properties and assets owned, leased or operated by it and to carry on its business as currently conducted, except where the failure to be so validly existing and in good standing (in such jurisdictions where such status is recognized) or to have such power or authority would not, individually or in the aggregate, prevent or materially impair or delay such Purchaser’s ability to consummate the Transactions.

Section 3.02    Authority; Execution and Delivery; Enforceability.

Such Purchaser has all requisite power and authority to execute and deliver this Agreement and each of the Transaction Documents to which such Purchaser will be a party and to consummate the Transactions. The execution, delivery and performance of this Agreement have been duly authorized by all requisite action by such Purchaser. The execution, delivery and performance of the Transaction Documents to which such Purchaser will be, when delivered, duly authorized by all requisite action by such Purchaser. This Agreement has been duly and validly executed and delivered by such Purchaser and, assuming this Agreement has been duly authorized, executed and delivered by the Sellers, this Agreement constitutes a valid and binding obligation of such Purchaser enforceable against it in accordance with its respective terms, subject to the Enforceability Exceptions. Upon the execution and delivery of each of the Transaction Documents to which such Purchaser will be a party, each such Transaction Document will be duly and validly executed and delivered by such Purchaser and, assuming such Transaction Document has been duly authorized, executed and delivered by the other parties thereto, as applicable, upon its execution and delivery by such other parties thereto, each such Transaction Document to which such Purchaser will be a party will constitute a valid and binding obligation of such Purchaser enforceable against it in accordance with its respective terms, in each case, subject to the Enforceability Exceptions.

Section 3.03    No Conflict; Consents.

(a)    The execution, delivery and performance of this Agreement and the Transaction Documents, as applicable, by such Purchaser, and the consummation by the such Purchaser of the Transactions, will not (i) violate any provision of the Organizational Documents of such Purchaser, (ii) result in a violation or breach of, or constitute (with or without the giving of notice or, the lapse of time or both) a default (or give rise to any right of termination or cancellation of obligations) under, any material Contract to which such Purchaser is a party or by which any of its properties or assets are bound or (iii) assuming that all Approvals have been obtained and all filings, registrations and notifications have been made, each as contemplated by

Section 2.04(b) or Section 3.03(b), violate any Law applicable to such Purchaser or by which any of its properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults or rights of termination or cancellation of obligations which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay such Purchaser’s ability to consummate the Transactions.

(b)    The execution, delivery and performance of this Agreement and the applicable Transaction Documents by such Purchaser, and the consummation by such Purchaser of the Transactions, will not require any waiver, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority, other than (i) as may be required as a result of any facts or circumstances related to the Sellers or the Acquired Entities, and (ii) such Approvals, filings, registrations or notifications which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay such Purchaser’s ability to consummate the Transactions.

Section 3.04    Litigation.

Except with respect to any investigation under applicable Antitrust Laws relating to the Transactions, there are no Actions pending or threatened in writing against such Purchaser or any of its Affiliates, and there are no orders, writs, judgments, injunctions, decrees or awards by which such Purchaser or any of its Affiliates or any of its or its Affiliates’ respective assets or properties, are bound, in either case, that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay such Purchaser’s ability to consummate the Transactions.

Section 3.05    Purchaser’s Business Investigation; Disclaimer.

(a)    Such Purchaser has conducted such investigations of the Acquired Entities, the Acquired Assets, the Assumed Liabilities and the Business as it has deemed necessary in order to make an informed decision concerning the Acquired Entities, the Acquired Assets, the Assumed Liabilities, the Business and the Transactions. Such Purchaser acknowledges that it and its Subsidiaries and their respective Representatives have been afforded the opportunity to ask questions and receive answers from the Sellers, the Acquired Entities and their respective Representatives and have been given access to the properties and assets of the Business and are familiar with the condition thereof. For the purpose of conducting these investigations, such Purchaser has employed the services of its own Representatives.

(b)    Except as and to the limited extent expressly set forth in the representations and warranties expressly made in this Agreement, any Transaction Document or any certificates delivered pursuant to this Agreement or any Transaction Documents, and other than in the case of Fraud, such Purchaser acknowledges and agrees that no Seller nor any other Person is making or has made, and that none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to the Sellers, the Business, any Acquired Entity, or any Acquired Assets or Assumed Liabilities, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the physical condition or value of any assets, the nature or extent of any Liabilities, the profitability, earnings performance or prospects of the Business or any Acquired Entity, (iii) the operation of the Business by such Purchaser after the Closing in any manner, (iv) the accuracy or completeness of any confidential information memoranda, presentations, documents, projects, material or other information (financial or otherwise) regarding the Business or any Acquired Entity furnished to such Purchaser or their Representatives or made available to such Purchaser or its Representatives, including through or in any management presentation, data room (including any electronic data sharing or information exchange website) or email or in any other form in connection with the Transactions (or use by the Purchaser or any other Person with respect to any information, documents or material made available to the Purchaser and its Representatives) or (v) the probable success, earnings performance, prospects or profitability of the Business after the Closing, and such Purchaser specifically disclaims that it is relying on or has relied on any such representation or warranty as an inducement to enter into this Agreement or otherwise.

(c)    Without limiting any of the express representations and warranties in this Agreement, any Transaction Document or in any certificate delivered pursuant hereto or thereto, or the covenants set forth in Section 4.18, in connection with the Purchasers’ investigation of the Acquired Entities and the Business, each Purchaser has received from CB HoldCo and its Affiliates and their respective Representatives certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data related to the Acquired Entities, the Acquired Assets, the Assumed Liabilities and the Business. Without limiting any of the express representations and warranties in this Agreement and other than in the case of Fraud, each Purchaser acknowledges that (i) none of the Purchasers or their Subsidiaries or direct and indirect equityholders or any of its or their respective Representatives shall have any claim against anyone with respect to any of the foregoing and (ii) none of the Sellers nor any of their Subsidiaries or direct or indirect equityholders nor any of its or their respective Representatives has made any representation or warranty or has any liability with respect to such projections or other forecasts or plans.

Section 3.06    Financing.

Such Purchaser has, and will have at the time contemplated hereunder for the Closing, sufficient cash on hand to (a) pay an amount in cash equal to the aggregate amounts required to be paid pursuant to Article I, (b) pay any and all fees and expenses (including Taxes) required to be paid by such Purchaser in connection with the Transactions, (c) satisfy all other obligations of such Purchaser contemplated hereunder and under the Transaction Documents and (d) consummate the Transactions. Such Purchaser has not incurred any liability of any kind, and is not contemplating or aware of any liability of any kind, in either case, which would or would reasonably be expected to materially impair or materially adversely affect such resources.

Section 3.07    Solvency.

Such Purchaser is not entering into this Agreement or the Transactions with the actual intent to hinder, delay or defraud either present or future creditors.

Section 3.08    Brokers’ and Finders’ Fees.

Such Purchaser has not employed, nor is subject to any valid claim of liability to, any broker, finder, or other intermediary in connection with the Transactions.

Section 3.09    No Additional Representations.

SUCH PURCHASER, NOR ANY OF ITS RESPECTIVE AFFILIATES OR OTHER REPRESENTATIVES IS MAKING OR HAS MADE ANY WRITTEN OR ORAL REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III.

SUCH PURCHASER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES NOT EXPRESSLY MADE IN THIS ARTICLE III, WHETHER MADE BY SUCH PURCHASER OR ANY OTHER PERSON. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, SUCH PURCHASER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO THE SELLERS, ANY OF THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO THE SELLERS BY ANY REPRESENTATIVE OF SUCH PURCHASER OR ANY OTHER PERSON). NOTWITHSTANDING ANYTHING SET FORTH IN THIS AGREEMENT TO THE CONTRARY, SUCH PURCHASER MAKES NO REPRESENTATIONS OR WARRANTIES TO THE SELLERS REGARDING ANY PROJECTIONS OR THE FUTURE OR PROBABLE PROFITABILITY, SUCCESS, BUSINESS, OPPORTUNITIES, OR RELATIONSHIPS.

ARTICLE IV

COVENANTS

Section 4.01    Conduct of Business Prior to Closing.

(a)    Except (i) with the prior written consent of the US Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 4.01(a) of the Disclosure Schedules, (iii) as otherwise expressly contemplated or permitted by the terms of this Agreement or (iv) as required by Law, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, the Sellers shall, and shall cause each Acquired Entity to (x) operate and conduct the Business in the ordinary course of business in compliance with applicable Laws and in substantially the same manner as such operations have been conducted prior to the date of this Agreement, (y) (A) preserve intact its current business organization, (B) keep available the services of the Business Employees and Acquired Entity Employees, (C) use its commercially reasonable efforts to maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees, independent contractors and other Persons having business relationships with the Sellers, in each case that are related to the Business, and (D) promptly repair, restore or replace any Acquired Assets that are destroyed or damaged, and (z) comply with all material legal requirements and contractual Liabilities applicable to the operation of the Business.

(b)    With respect to the Business, without limiting the generality of Section 4.01(a), from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, except (w) with the prior written consent of the US Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as set forth in Section 4.01(b) of the Disclosure Schedules, (y) as otherwise contemplated or permitted by the terms of this Agreement or (z) as required by Law, the Sellers (solely with respect to the Business) shall not, and shall not permit any Acquired Entity to:

(i)    transfer, issue, sell or dispose of any equity interests of any Acquired Entity or grant options, warrants, calls or other rights to purchase or otherwise acquire equity interests of any Acquired Entity;

(ii)    effect any recapitalization, reclassification, stock split or like change in the capitalization of any Acquired Entity or cause an Acquired Entity to merge or consolidate with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, except any such transactions solely between the Acquired Entities and as set forth in Section 4.08;

(iii)    make, set aside, declare or pay any dividend or distribution by any Acquired Entity payable in securities, property or otherwise with respect to its securities, other than dividends and distributions by any Acquired Entity to another Acquired Entity, in each case in accordance with Section 4.12 and Section 4.17, as applicable;

(iv)    except as required by any Business Plan or any Parent Plan or if permitted by Section 4.01(b)(ix) below, (1) enter into, amend or modify any (A) Contract that would (if entered into, amended, renewed, or modified prior to the date hereof) constitute a Material Contract and which is being assigned to the US Purchaser or the UK Purchaser, as applicable, pursuant to this Agreement, or (B) Contract that would, without using commercially reasonable efforts, require the novation or consent of any Person in connection with the Transactions, (2) violate, terminate, renew, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any term of any of its Material Contracts being assigned to the US Purchaser or the UK Purchaser, as applicable, pursuant to this Agreement, or (3) enter into, amend, renew, modify or terminate any Contract being assigned to the US Purchaser or the UK Purchaser, as applicable, pursuant to this Agreement or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to adversely affect the Business in any material respect or otherwise materially delay or impair the consummation of the Transactions;

(v)    (1) cause or permit any Acquired Entity to incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any Acquired Entity or enter into any arrangement having the economic effect of any of the foregoing, or (2) make any loans, advances or capital contributions to any other Person, other than (A) transactions between an Acquired Entity, on the one hand, and CB HoldCo or one of its Subsidiaries or direct or indirect equityholders (other than any of the Acquired Entities), on the other hand, in the ordinary course of business that will be satisfied prior to Closing in accordance with Section 4.17, (B) loans, advances or capital contributions made by an Acquired Entity to another Acquired Entity or (C) intercompany payables in the ordinary course of business;

(vi)    amend the Organizational Documents of any Acquired Entity;

(vii)    (1) adopt, enter into, terminate or amend any Acquired Entity Plan or (2) increase the compensation or benefits of, or pay any discretionary bonus to, any Acquired Entity Employee or other Business Employee, in each case, except as required by Law, any Business Plan, any Parent Plan or any Contract, or if permitted by Section 4.01(b)(ix) below;

(viii)    (1) hire, or offer to hire, any Person who would be an Acquired Entity Employee or other Business Employee earning an annual base salary in excess of $100,000, (2) terminate the employment (other than for cause) of any Acquired Entity Employee or other Business Employee who earns an annual base salary in excess of $100,000, or (3) enter into, amend or extend the term of any severance or settlement agreement, retention bonus, or change of control agreement with any Acquired Entity Employee or other Business Employee, except if permitted by Section 4.01(b)(ix) below;

(ix)    grant or pay, or enter into any Contract providing for the granting of any severance, change of control benefits, retention or termination pay, or the acceleration of vesting or other benefits, to any Acquired Entity Employee or other Business Employee, except as required by any Business Plan or Parent Plan;

(x)    recognize, or enter into, any collective bargaining agreement, works council agreement, labor union contract, trade union agreement or other Contracts or understandings with any union, works council, trade union or other labor organization, except as otherwise required by Law;

(xi)    change the methods, principles or practices of accounting of any Acquired Entity or the Business in any manner that would have a material impact on the Business, except as required by Law or changes in GAAP;

(xii)    make, change or revoke any material Tax election; adopt any new material Tax accounting method or period in a manner inconsistent with past practice; change any existing material Tax accounting method or period; file any Tax Return related to Income Taxes or any other material Tax Return (other than as expressly contemplated or permitted in accordance with Section 4.09); file any amended Tax Return; enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law); voluntary disclosure application or agreement or similar process; apply for any Tax ruling, clearance, concession or consent; settle or compromise of any Action in respect of Taxes; consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; enter into any Tax or relief allocation or sharing agreement or arrangement; surrender any right to claim a Tax refund; or avail itself of any relief pursuant to Pandemic Response Laws that could reasonably be expected to impact the Tax payment and/or reporting obligations of the Acquired Entities after the Closing Date;

(xiii)    transfer, assign, abandon, sell, encumber or otherwise dispose of, or lease or exclusively license, any interest in or right relating to any such interest in Acquired Assets or any other rights, property or assets of any Acquired Entity (other than (A) with respect to the personnel files relating to the Retained Employees or any property or assets in the possession or control of the Retained Employees that do not pertain to the Business, or (B) in the ordinary course of business);

(xiv)    purchase or otherwise acquire (whether by merger or otherwise), or lease or license, any property or assets by any Acquired Entity for which the aggregate consideration paid or payable (A) in any individual transaction is in excess of $25,000 or (B) in the aggregate is in excess of $25,000;

(xv)    except as required by Law any Business Plan or Parent Plan, enter into, renew, modify or revise any Contract with any Related Party of any Acquired Entity, other than Contracts with Related Parties that may be terminated prior to the Closing in accordance with Section 4.16;

(xvi)    make any capital expenditures, capital additions or capital improvements in excess of $250,000 individually or $1,000,000 in the aggregate;

(xvii)    commence, waive, release, assign, settle or compromise (in each case with respect to any Acquired Entity) any Action pending or threatened against any Acquired Entity or any of their respective directors or officers other than in the case of Actions or claims in the ordinary course of the Business, in such cases where it in good faith determines that failure to commence such Action would result in the material impairment of the Business; or

(xviii)    authorize, or commit or agree to take, any of the foregoing actions.

(c)    Notwithstanding any provision in this Section 4.01 to the contrary, without the consent of the US Purchaser, before the Reference Time, the Sellers and Acquired Entities will be permitted in their sole discretion to (i) declare and pay dividends and distributions in cash or Excluded Assets, and (ii) conduct their activities regarding cash management matters (including the collection and transfer of accounts receivable and disbursement of funds, or in connection with any “partial cash sweep” practices), including to settle intercompany payables and receivables and to effect intercompany funding in the ordinary course of business; provided that such activities are conducted in accordance with Section 4.12 or Section 4.17, as applicable. Nothing contained in this Agreement shall be construed to give to the Purchasers, directly or indirectly, rights to control or direct the Business’s operations prior to the Closing.

Section 4.02    Access to Information; Preservation of Books and Records.

(a)    From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, CB HoldCo shall, and shall cause the Acquired Entities and other Sellers to, (x) afford to the

Purchasers and their Representatives reasonable access, upon reasonable advance notice, during normal business hours to all the properties, books, Contracts, commitments, Tax Returns and records of the Business and (y) furnish to the Purchasers and the authorized Representatives of the Purchasers such additional financial, operating, legal, and other data and information of the Business (or copies thereof, which may be redacted for information regarding Sellers) (including information in connection with the preparation of the Required Financials) as the Purchasers may from time to time reasonably request; provided, however, that (i) such access or furnishing of information shall be conducted during normal business hours, at the Purchasers’ expense, under the supervision of CB HoldCo’s (or one of its Affiliates’) personnel, and in such a manner as to not unreasonably disrupt the normal operations of the Business, (ii) no Seller or Acquired Entity shall have any obligation to disclose to the Purchasers or their Representatives any information (A) to the extent related to the sale or divestiture process conducted by CB HoldCo and its Subsidiaries and direct or indirect equityholders for the Business vis-à -vis any Person other than the Purchasers and their Affiliates, or CB HoldCo’s or its Subsidiaries’ and direct or indirect equityholders’ (or their respective Representatives’) evaluation of the Business in connection therewith, including projections, financial and legal information relating thereto, (B) if doing so would violate any Law or Contract to which CB HoldCo or any of its Subsidiaries (including the Acquired Entities) or direct or indirect equityholders is a party or is subject, (C) if doing so, as could result in the loss of the ability to successfully assert attorney-client and work product privileges, (D) if CB HoldCo or any of its Subsidiaries or direct or indirect equityholders, on the one hand, and any Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto, or (E) if CB HoldCo reasonably determines that such information should not be so disclosed due to its competitively sensitive nature, including any trade secrets, proprietary know-how, processes, product development or marketing plans, in each case, that constitutes Confidential Information; and (iii) the Purchasers shall not conduct any environmental sampling or analysis, including of the nature commonly referred to as a “Phase II Environmental Assessment” provided, further, that the Sellers may designate certain portions of such information as being provided on an outside-counsel basis only and shall provide such portions to outside counsel as designated by the Purchasers. All information provided pursuant to this Section 4.02 shall remain subject in all respects to the Confidentiality Agreement, the Clean Team Agreement, the Data Sharing Agreement and all applicable terms of this Agreement. The auditors and accountants of CB HoldCo or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so reasonably requested by CB HoldCo, the Purchasers or one of their Affiliates shall enter into a customary joint defense agreement or common interest agreement with CB HoldCo and its Affiliates with respect to any information to be provided to the Purchasers pursuant to this Section 4.02(a).

(b)    In addition to the provisions of Section 4.02(c), from and after the Closing Date until eight (8) years following the Closing Date, in connection with any reasonable business purpose, including, the preparation of Tax Returns, claims relating to Excluded Liabilities, financial statements, or regulatory reporting obligations, or the determination of any matter relating to the rights or obligations of the Sellers or any of their Subsidiaries under any of the Transaction Documents, upon reasonable prior notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), (iii) comply with any contractual confidentiality obligations, or (iv) defend or prosecute any legal or administrative action to which CB HoldCo, any of its Subsidiaries or direct or indirect equityholders is a party, the Purchasers shall, and shall cause each of the Acquired Entities, and their respective Representatives, at the sole expense of CB HoldCo, any of its Subsidiaries or direct or indirect equityholders, to (A) afford the Representatives of CB HoldCo reasonable access, upon reasonable advance notice, during normal business hours, to all the properties, books, Contracts, commitments, senior management of the Business (including the senior finance and human resources functions), Tax Returns and records in respect of the Acquired Entities, the Business and the Acquired Assets and Assumed Liabilities (in each case to the extent relating solely to the periods ending on or prior to the Closing Date) and (B) furnish to the Representatives of CB HoldCo and its Subsidiaries and direct and indirect equityholders such additional financial and other information regarding the Acquired Entities, the Business, the Acquired Assets and the Assumed Liabilities (in each case to the extent relating solely to the periods ending on or prior to the Closing Date) as CB HoldCo or its Representatives may from time to time reasonably request and (C) make available to the Representatives of CB HoldCo and its Subsidiaries and direct and indirect equityholders those employees of the Purchaser and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist CB HoldCo in connection with its inquiries for any of the purposes referred to above; provided, however, (x) such access or furnishing of information shall be conducted during normal business hours, at CB HoldCo’s expense, under the supervision of the US Purchaser’s (or one of their Affiliates’) personnel, and in such a manner as to not unreasonably disrupt the normal operations of the Business, and (y) the Purchasers shall not have any obligation to disclose to CB HoldCo and its Subsidiaries and direct and indirect equityholders or any of their respective Representatives any information (1) if doing so would violate any Law or Contract to which any Purchaser, its Subsidiaries and direct or indirect equityholders is subject, (2) if doing so could result in the loss of the ability to successfully assert attorney-client and work product privileges, (3) if CB HoldCo or any of its Subsidiaries or direct or indirect equityholders, on the one hand, and any Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided, further, that the auditors and accountants of the Purchasers or their Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so reasonably requested by the Purchasers, CB HoldCo or one of their Affiliates shall enter into a customary joint defense agreement or common interest agreement with the Purchasers and their Affiliates with respect to any information to be provided to CB HoldCo pursuant to this Section 4.02(b).

(c)    Subject to Section 4.03, the Sellers and their Subsidiaries shall have the right to retain copies of all books and records of the Business relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the Business Employees, (ii) as required by applicable Law or (iii) as may be necessary for the Sellers and their Subsidiaries to perform their respective obligations pursuant to this Agreement or any of the Transaction Documents, in each case subject to compliance with all applicable privacy Laws. The Purchasers agree that they shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Business in the possession of the Purchasers or their Affiliates for the longer of (a) a period of six (6) years from the Closing

Date, or (b) any period required by Law. After such six-year, or longer, period, before the Purchasers or their Affiliate shall dispose of any of such books and records, the Purchasers shall give at least ninety (90) days’ prior written notice of such intention to dispose to CB HoldCo, and CB HoldCo and any of its Subsidiaries and direct and indirect equityholders shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as it may elect. If so requested by the Purchasers, CB HoldCo or its Subsidiaries or direct or indirect equityholders shall enter into a customary joint defense agreement with the Purchasers or such Affiliate with respect to any information to be provided to CB HoldCo or its Subsidiaries or direct or indirect equityholders pursuant to this Section 4.02.

Section 4.03    Confidentiality.

(a)    Each Party acknowledges that the information being provided to such Party and any of its Affiliates and any of its or its Affiliates’ Representatives in connection with the consummation of the Transactions is being provided subject to the terms of that certain Confidentiality Agreement, dated as of July 15, 2022, between PandoLogic Inc. and CB HoldCo (the “Confidentiality Agreement”), that certain Clean Team Agreement, dated as of March 11, 2023, between the US Purchaser and CB HoldCo (the “Clean Team Agreement”), and that certain Data Sharing Agreement, dated as of May 8, 2023, between US Purchaser and CB HoldCo (the “Data Sharing Agreement”). Notwithstanding anything to the contrary in the Confidentiality Agreement, the Clean Team Agreement, or the Data Sharing Agreement, each Party acknowledges that it is, and shall remain, subject to the terms of the Confidentiality Agreement, the Clean Team Agreement, and the Data Sharing Agreement, which are incorporated herein by reference. If this Agreement is, for any reason, terminated prior to the Closing, the Clean Team Agreement, the Confidentiality Agreement and the Data Sharing Agreement shall continue in full force and effect in accordance with each of their terms.

(b)    Notwithstanding anything to the contrary in the Confidentiality Agreement or this Agreement, effective upon, and only upon, the Closing, the confidentiality obligations under the Confidentiality Agreement shall terminate solely with respect to the provisions pertaining to the Confidential Information of the Acquired Entities or Business (provided that, the provisions pertaining to the Confidential Information regarding the Transactions shall terminate effective upon the date hereof, solely to the extent expressly permitted by this Section 4.03 and Section 4.05), and the Confidentiality Agreement shall survive for all other purposes (including in respect of all other Confidential Information of the Seller Group (as defined therein)).

(c)    Subject to Section 4.05, each Party hereto agrees that it, and that it will cause its Representatives, from the date hereof until three (3) years after the Closing Date, to keep this Agreement and the Transactions strictly confidential and such Party will not, and will cause its Representatives not to, make any disclosure of or relating to this Agreement or any Related Document, or the terms and conditions contained in this Agreement (the “Information”) or therein, to any Person without the prior written consent of the other Party, except (i) as required under applicable Law (for the avoidance of doubt, subject to the rights of a Party set forth in Section 4.05) or (ii) to any direct or indirect equity owners of a Party or to a Party’s Affiliates’, debt or equity financing sources, affiliated investment funds, potential investors and investors who are subject to customary confidentiality restrictions with respect to the use and further disclosure of such information. The foregoing restrictions with respect to the Information shall not apply to any information which (A) hereafter becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by the party receiving the Information or its representatives, (B) was available to the party receiving the Information on a non-confidential basis prior to its disclosure, or (C) becomes available to the party receiving the Information on a nonconfidential basis from a source other than a party or its representatives, which source was not itself bound by a confidentiality agreement.

(d)    Prior to the Closing Date, the Acquired Entities were routinely supplied copies of proprietary and confidential information relating to strategic, technical, or marketing plans of CB HoldCo and its Subsidiaries and direct and indirect equityholders and their various operations unrelated to the Business (the “Unrelated Information”). Although CB HoldCo may attempt to recover such Unrelated Information from the Acquired Entities prior to the Closing, some of such Unrelated Information may still be in the possession of the Acquired Entities or otherwise present within the Business after the Closing. The Purchasers shall use commercially reasonable efforts not to, and it shall cause the Acquired Entities to use commercially reasonable efforts not to, use or disclose such Unrelated Information for any purpose whatsoever.

Section 4.04    Efforts to Consummate.

(a)    Subject to the terms and conditions of this Agreement, each of the Sellers and each of the Purchasers shall use its reasonable best efforts to cause the Closing to occur and to cause the conditions set forth in Article VI to be satisfied, including (i) defending against any Action challenging this Agreement or the consummation of the Transactions, (ii) seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and non-appealable vacated or reversed; provided, however, that (A) no Party shall be required to waive any of the conditions set forth in Article VI and (B) no Seller nor any of its respective Subsidiaries or direct or indirect equityholders (including any Acquired Entity) shall be required to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person. Without limiting the foregoing, the Sellers and the Purchasers shall each use its reasonable best efforts (subject to the proviso in the immediately preceding sentence) to cause the Closing to occur as promptly as practicable.

(b)    In furtherance and not in limitation of the foregoing, each of the Sellers and each of the Purchasers shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Antitrust Laws to consummate and make effective the Transactions, and to comply as promptly as practicable with all legal requirements which may be imposed on it with respect to this Agreement and the Transactions by any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Antitrust Laws or Governmental Authority who regulates foreign direct investment (“Governmental Antitrust Authority”); provided, however, that the Purchaser shall use its reasonable best efforts to take all actions necessary to prevent the entry in any Action brought by a Governmental Authority or any other Person of any decision, order, decree, ruling or injunction restraining, enjoining or prohibiting the consummation of the Transactions, including agreeing to any structural or conduct relief with respect to the assets of the Purchaser or any of its Affiliates or of the Acquired Entities (including executing agreements and submitting to judicial or administrative orders to hold separate and divest any such assets), or, at the request of CB HoldCo, litigate any such matter; provided, however, that nothing in this Section 4.04(b) shall require any Seller or any of its Subsidiaries or direct or indirect equityholders (including any Acquired Entity) to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person.

(c)    Each of CB HoldCo and the Purchasers shall furnish to the other such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any submission under the applicable Antitrust Laws. CB HoldCo and the Purchasers shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from Governmental Antitrust Authorities, and shall comply as promptly as practicable with any such reasonable inquiry or request. Each of CB HoldCo and the Purchasers shall instruct its respective counsel to cooperate with each other and use their respective reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the applicable Antitrust Laws at the earliest practicable dates. Such reasonable best efforts and cooperation shall include counsel’s undertaking (to the extent permitted by applicable Law and in each case regarding the Transactions and without waiving attorney-client, work product or any other applicable privilege) to (i) furnish to each other’s counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any submission that is necessary under the applicable Antitrust Laws, and (ii) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written or oral communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Antitrust Authority or other Person. Neither CB HoldCo, the Purchasers nor any of their respective Affiliates or Representatives shall independently contact any Governmental Antitrust Authority or participate in any substantive meeting or discussion (or any other communication by any means) with any Governmental Antitrust Authority in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Purchasers and their Affiliates, CB HoldCo, and in the case of CB HoldCo and its Affiliates, the Purchasers, where practicable, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Antitrust Authority, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Governmental Antitrust Authority, the opportunity to attend and participate at the meeting or discussion (which, at the request of CB HoldCo or any of the Purchasers, as applicable, shall be limited to outside antitrust counsel only).

Section 4.05    Publicity.

(a)    The initial press release concerning this Agreement and the Transactions shall be a press release in the form agreed by the US Purchaser and CB HoldCo prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four (4) Business Days thereafter), the US Purchaser shall file a current report on Form 8-K, with the Signing Press Release and a description of this Agreement as required by applicable Law and the rules or regulations of any United States or foreign securities exchange, which CB HoldCo shall have the opportunity to review and comment upon prior to filing and the US Purchaser shall consider any comments received from CB HoldCo in good faith.

(b)    No Party shall, and no Party shall permit its Affiliates or its or their Representatives to, issue any press release or otherwise make any public announcement concerning this Agreement or the Transactions without the prior written consent of the other Party, as the case may be (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange (provided that (x) the disclosing Party shall, to the extent practicable, provide the other Party with notice of the draft disclosure at least one (1) day in advance of expected release, (y) Purchaser shall not, and shall cause its Affiliates and its or their Representatives not to make any: (A) (1) prior to Closing, disparaging public announcement with respect to the Sellers (related to the Business or the Transactions), the Business or the Transactions or (2) for a period of eighteen (18) months after the Closing, disparaging public announcement with respect to the Sellers (related to the Business or the Transactions) or the Transactions, or (B) reference to any indirect or direct equityholder of CB HoldCo without the prior written consent of CB HoldCo and (z) CB HoldCo shall not, and shall cause its Affiliates (excluding Ontario Teacher’s Pension Plan) and its Representatives not to, for a period of eighteen (18) months after the Closing, make any disparaging public announcement with respect to the Purchasers (related to the Business or the Transactions), Business or the Transactions), or (ii) to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in accordance with this Section 4.05. Notwithstanding anything to the contrary set forth herein, nothing herein will prohibit disclosure made by either Party or their respective Affiliates (A) required to enforce any of such Party’s or its Affiliate’s rights or remedies relating to this Agreement or the Transactions or defend against any claims brought against any relevant party, or otherwise make any statement, or provide information, in any Action arising under a Transaction Document, or (B) to current, former, future or prospective direct and indirect investors or limited partners, financing sources or Representatives of any of the foregoing in connection with normal fundraising and related marketing, information or reporting activities.

Section 4.06    Directors’ and Officers’ Indemnification and Insurance.

(a)    All rights to indemnification, exculpation and advancement existing in favor of the current or former directors, general partners, officers and managers of any of the Acquired Entities and each Person who served at the request of the Acquired Entities as a director, officer, general partner, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise of or used by any Acquired Entity (the “D&O Indemnified Persons”), as provided in the Organizational Documents of any Acquired Entity, shall survive the consummation of the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years or, if later, until the settlement or final adjudication of any Action commenced during such period. After the Closing, the Purchaser shall cause the Acquired Entities to comply with this Section 4.06(a).

(b)    Before the Closing, the Sellers shall cause the Acquired Entities to, and the Acquired Entities shall, obtain directors’ and officers’ liability insurance for a period covering six (6) years after the date of the Closing covering (as direct beneficiaries) (the “D&O Tail Policy”) all persons who were directors, general partners, managers or officers of any Acquired Entity prior to the Closing, in each case, of the type and with the amount of coverage no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date hereof by, or for the benefit of, the Acquired Entities (the “Current Policies”), and with such other terms as are no less favorable than those in the Current Policies; provided, however, that: (i) in no event shall the Acquired Entities be obligated to pay annual premiums greater than 300% of such premiums paid or payable as of the date hereof; and (ii) if the annual premium for such coverage and amount of insurance would exceed 300% of such current annual rate, the Acquired Entities shall provide the maximum coverage which shall then be available at an annual premium equal to 300% of such rate. The Purchasers shall cause the Acquired Entities to maintain any such directors’ and officers’ liability insurance in full force and effect for its full term and honor all obligations thereunder (including the payment of any applicable premiums). The cost of the D&O Tail Policy shall be borne fifty percent (50%) by the Purchasers and fifty percent (50%) by the Sellers. The Purchasers shall, and shall cause the Acquired Entities to, maintain such D&O Tail Policy in full force and effect during such six-year period.

(c)    The provisions of this Section 4.06 are intended to be for the benefit of, and will be enforceable by, the D&O Indemnified Persons, and each such Person’s heirs, legatees, and representatives and shall be binding on the Purchasers and the Acquired Entities and may not be terminated or amended in any manner adverse to such D&O Indemnified Persons without their prior written consent.

Section 4.07    Employee Matters.

(a)    (i) Schedule 4.07(a)(i) sets forth a list of all Business Employees, (ii) Schedule 4.07(a)(ii) sets forth a list of all employees who are engaged by an Acquired Entity (the “Acquired Entity Employees”) and the employees employed (or to be employed) by a third party employer-of-record provider engaged by an Acquired Entity (the “EOR Employees”) and (iii) Schedule 4.07(a)(iii) sets forth a list of the Business Employees who are not employed by an Acquired Entity (the “Offer Employees”). Prior to Closing, the Purchasers shall, or shall cause one of its Subsidiaries to, offer employment to all or substantially all Offer Employees. Such offer shall comply with any applicable Law, shall be effective as of the Closing Date, and shall be made at such time as required by applicable Law or as reasonably requested by Seller to allow the Offer Employee to consider the terms of such offer before accepting (and in any event no later than the Closing Date). From and after the date hereof until the Closing Date, the Purchasers and the Sellers shall cooperate in good faith regarding any written communications to be distributed to all Business Employees relating to the Transactions or post-Closing terms of employment and the Purchasers shall consult with Seller before distributing any communications to the Business Employees, including before distributing any communications regarding pre-Closing terms of employment, the Parent Plans, the Business Plans, any compensation payable by Sellers or any of their Affiliates, or any communication to any works council, union or other labor representative, or any Governmental Authority in connection with the Acquired Entity Employees and other Business Employees. The Sellers shall cooperate with and shall not impair the Purchasers’ efforts to obtain or continue the employment of the Business Employees, as applicable, including the Key Employees. The Sellers shall not make competing offers or proposals, or directly or indirectly, seek to induce any Offer Employee not to accept the Purchasers’ offer of employment, remain in the employ of any Acquired Entity, or otherwise interfere with Purchasers’ rights under this Agreement unless, in each case, Purchasers fail to make an offer of employment to such Offer

Employee in compliance with this Section 4.07 prior to Closing; provided, however, that this Section 4.07 shall be subject to the rights and obligations set forth in Section 5.01. Each (1) Offer Employee who accepts the applicable Purchaser’s (or such Purchaser’s Subsidiary’s) offer of employment and becomes an employee of such Purchaser (including any of such Purchaser’s Subsidiaries or the Acquired Entities) following the Closing, (2) Acquired Entity Employee, and (3) EOR Employee following the Closing shall collectively be the “Continuing Employees”.

(b)    With respect to any Business Employee who is (i) an Offer Employee who (A) does not receive an offer of employment from the Purchasers prior to the Closing or (B) receives an offer of employment from the Purchasers on terms less favorable in the aggregate than either (x) those enjoyed by the Offer Employee with the Sellers and their Affiliates or (y) those of similarly situated employees of the Purchasers, and such Offer Employee’s employment is terminated in connection with Closing and such Offer Employee is no longer employed by any Seller or their Subsidiaries or Affiliates, excluding for the purposes of clause (B) any such Offer Employee that receives an offer on substantially the same or more favorable terms in the aggregate than either those enjoyed by the Offer Employee with the Sellers and their Affiliates or by similarly situated employees of the Purchasers and such Offer Employee’s employment is terminated prior to Closing (and such termination is not at the direction of the Purchasers) or (ii) is an Acquired Entity Employee whose employment is terminated at the direction of the Purchasers prior to or at the Closing, (x) the Seller shall be responsible for any costs relating to salary and welfare benefits (other than with respect to any period of notice or garden leave), any change of control payments, retention payments, and any accrued bonuses payable, following the date hereof and up to the date of the Closing, and (y) the Purchasers shall be responsible for all other costs relating to the termination of such Business Employees following the date hereof, including notice or garden leave costs, or payment in lieu of notice, accrued annual leave, severance costs, court or Governmental Authority notification or application costs or other termination-related costs (each, a “Terminated Employee Payment”). Subject to applicable Law and where Sellers’ ordinary business practice is to do so, Sellers will use commercially reasonable efforts to obtain from each such recipient a general release of claims for the benefit of Sellers, the Acquired Entities, Purchasers, and each of their Affiliates, the form of which shall be subject to review and comment by Purchasers which comments the Sellers shall take into account in good faith. The Purchasers shall, and shall cause the Acquired Entities and their Affiliates to, on a joint and several basis with the Purchasers, indemnify and keep each of the Sellers, their Affiliates and their respective Related Parties whole with respect to any claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising out of or in connection with the termination of employment of any Business Employee by Seller or its Affiliates to the extent Purchasers either (i) fail to make an offer to such Offer Employee as required by Section 4.07 or (ii) direct the termination of such Business Employee on or prior to Closing.

(c)    As of the Closing Date and for a period of at least twelve (12) months thereafter (or such longer period as may be required by applicable Law), and to the extent permissible under applicable Law and/or Contract (the “Continuation Period”), the Purchasers shall provide, or shall cause a Subsidiary (including the Acquired Entities), directly or indirectly, to provide, each Continuing Employee with (i) base salary or base wage that, at the Purchasers’ election in its sole discretion is either (A) no less than favorable that than in effect for such Continuing Employee immediately prior to the Closing or (B) no less favorable than that provided to similarly-situated employees of the Purchasers and their Affiliates, (ii) target short-term incentive compensation opportunities (excluding equity based awards) that, at the Purchasers’ election in its sole discretion are either (A) no less favorable in the aggregate than those in effect for such Continuing Employee immediately prior to the Closing or (B) no less favorable in the aggregate than those provided to similarly situated employees of the Purchasers and its Affiliates, and (iii) employee benefits (excluding, in each case, equity-based awards, severance, nonqualified deferred compensation, defined benefit pension, retiree health or welfare benefits, retention and change in control compensation) that are, in each case, at the Purchasers’ election in its sole discretion, either (A) no less favorable in the aggregate than those in effect for such Continuing Employee immediately prior to the Closing or (B) substantially comparable in the aggregate to those provided to similarly-situated employees of the Purchasers and their Affiliates.

(d)    The Purchasers shall, or where not required by applicable Law and/or Contract, shall use commercially reasonable efforts to, (i) give, or cause the applicable Acquired Entity to give, each Continuing Employee credit under each employee benefit plan, policy, arrangement or program that covers such Continuing Employee after the Closing Date (including any provident fund, gratuity, vacation, and/or sick leave, severance policies) for purposes of eligibility, vesting and entitlement to such benefits for such Continuing Employee’s years of service with Sellers, any Acquired Entity or any of Sellers’ Affiliates prior to the Closing Date, (ii) allow such Continuing Employee to participate in each plan providing welfare benefits (including medical, dental, vision, life insurance, long-term disability insurance and long-term care insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Continuing Employee by the corresponding benefit plans in which such Continuing Employee participated immediately prior to the Closing Date, all of which shall be liabilities of the Purchasers following the Closing and (iii) if participation in any of the benefit plans is terminated prior to the end of the plan year that includes the Closing Date, credit such Continuing Employee with any expenses that were covered by the plans for purposes of determining deductibles, coinsurance, maximum out-of-pocket expenses, co-pays and other applicable limits under any similar replacement plans in the year of initial participation.

(e)    Except as otherwise specifically provided herein, all Continuing Employees and their applicable dependents and beneficiaries will cease, effective as of the Closing Date, any participation in and any benefit accrual under each of the Parent Plans or Business Plans which is not an Acquired Entity Plan, except as required by applicable Law and/or Contract. CB HoldCo, its Subsidiaries or any of their respective Affiliates shall take all necessary actions to effect such cessation of participation by Continuing Employees under the Parent Plans and the Business Plans which are not Acquired Entity Plans. Except as otherwise specifically provided herein, the Purchasers shall not receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other Contracts pertaining to any of the Parent Plans or Business Plans which are not Acquired Entity Plans.

(f)    If any Acquired Entity Employee or other Business Employee requires a work permit, employment pass, visa or other legal or regulatory approval for his or her employment with the Purchasers or their Subsidiaries, the Purchasers and the Sellers shall, and shall cause their Subsidiaries to, cooperate in good faith to cause any such permit, pass, visa or other approval to be obtained and in effect prior to the Closing Date.

(g)    Nothing set forth in this Section 4.07 shall constitute an amendment to any Parent Plan or Business Plan or any other plan or arrangement covering the Continuing Employees or be interpreted to establish or amend any Business Plan, Parent Plan or any other plan or arrangement covering the Continuing Employees or employees of any Seller, or limit the right of the Parties or any of their respective Subsidiaries or direct or indirect equityholders to amend or terminate any Business Plan, Parent Plan or any other employee benefit plan. Nothing in this Section 4.07 shall (i) obligate the Purchasers or any Acquired Entity to continue the employment or service of any employee or other individual service provider (other than to the extent required under applicable Law), (ii) limit the right of the Parties to terminate any employee’s or service provider’s employment or service (other than to the extent permitted under applicable Law), (iii) impose any obligation on, or create any legal relationship between, any Seller and its Subsidiaries and direct and indirect equityholders with respect to any Continuing Employee, or confer upon any Continuing Employee or current or former employee, officer, director, individual, independent contractor or other service provider of the Purchasers or the Acquired Entities any rights or remedies of any nature with respect to any Seller and its Subsidiaries and direct and indirect equityholders, or (iv) confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 4.08    Business Separation Matters.

From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, the Sellers shall use reasonable best efforts to separate the Acquired Assets from the other businesses of CB HoldCo and its Affiliates and such other actions to the extent expressly set forth on Schedule 4.08 in a manner as reasonably determined by CB HoldCo except as otherwise expressly set forth on Schedule 4.08. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, subject to Section 4.02(a) (including the limitations set forth therein), the Sellers shall use reasonable best efforts to make relevant executives and employees reasonably available for meetings or telephone or video conferences as reasonably requested by the Purchasers to effect the orderly separation of the Acquired Assets in accordance with the requirements of this Section 4.08.

Section 4.09    Tax Matters.

(a)    CB HoldCo shall (at its expense) timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns of the Acquired Entities or the Sellers with respect to the Business required to be filed on or before the Closing and shall pay, or cause to be paid, all Taxes of the Acquired Entities, the Sellers or otherwise with respect to the Acquired Assets or the Business that are due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Acquired Entities or the Sellers, as applicable, with respect to such items, except as otherwise required by applicable Law. At least twenty (20) days prior to filing any Tax Return that is an income or other material Tax Return (or such shorter period of time as is reasonable taking into account the timing of Closing and the nature of the applicable Tax Return), CB HoldCo shall submit a copy of such Tax Return to the Purchasers for the Purchasers’ review, comment and approval, and shall consider in good faith any reasonable comments of the Purchasers prior to filing.

(b)    The Purchasers shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns of the Acquired Entities set forth on Schedule 4.09(b) with respect to any Pre-Closing Tax Period required to be filed by the Acquired Entities after the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Acquired Entities with respect to such items, except as otherwise required by applicable Law. To the extent any such Tax Return is an income Tax Return or shows Taxes that reduce the Purchase Price or could result in indemnification obligations pursuant to this Agreement, the Purchasers shall provide a copy of such Tax Return to CB HoldCo for its review and comment (not to be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to filing any such Tax Return (or such shorter period of time as is reasonable taking into account the nature of the applicable Tax Return), and shall consider in good faith any reasonable comments of CB HoldCo prior to filing (to the extent related to Indemnified Taxes); provided, however, that any failure to so submit a Tax Return to CB HoldCo shall not relieve the Sellers of any liability for the Accrued Tax Amount (or other component of any Negative Adjustment Amount) or Indemnified Taxes with respect to such Tax Return (except to the extent the Sellers are actually prejudiced by such failure).

(c)    Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, excise, stamp, registration, and other similar Taxes (including all applicable real estate transfer taxes) and Sales Tax imposed by or payable to any jurisdiction or any Governmental Authority arising from the Transactions (collectively, “Transaction Taxes”) shall be borne 50% by the Purchasers and 50% by the Sellers. All necessary Tax Returns required to be filed with respect to all such Transaction Taxes shall be filed by the Person required by Law to do so, and the Parties shall, and shall cause their respective Affiliates to, reasonably cooperate with respect to any such Tax Returns, including rendering any reasonably requested assistance to report, remit, or establish an exemption from or reduction in, Transaction Taxes and, without prejudice to any other provision in this Agreement, issuing any Tax invoices or any Tax credit or debit notes (as the case may be) in accordance with applicable Law. For the avoidance of doubt, Transaction Taxes do not include Taxes in respect of income, profit or gains.

(d)    The Parties shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives to reasonably cooperate, in preparing and filing all Tax Returns, including by provision of any required power-of-attorney (or other form of authorization) and maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes. Each Seller shall use commercially reasonable efforts to provide the Purchasers with all information in the Sellers’ possession or that is reasonably obtainable, that is reasonably requested in writing by the Purchasers to enable the Purchasers to compute potential Sales Tax exposure of the Acquired Entities for Pre-Closing Tax Periods and any Transaction Taxes arising from the transactions contemplated by this Agreement. Each Seller shall provide the Purchasers with any other forms, certificates or documentation reasonably requested by the Purchasers as will permit payments required under this Agreement to be made without withholding or at a reduced rate of withholding, or to determine whether or not the payee is subject to withholding or information reporting requirements.

(e)    The Purchasers shall retain or cause to be retained (and, upon reasonable advance notice, provide Sellers with reasonable access to) all Tax Returns, schedules, and working papers and all material records and other documents relating thereto of the Acquired Entities that are transferred to the Purchasers until the eighth (8th) anniversary of the Closing Date. Sellers shall retain or cause to be retained (and, upon reasonable advance notice, provide Purchasers with reasonable access to) all Tax Returns, schedules, and working papers and all material records and other documents relating thereto that relate to the Business, the Acquired Entities, or the Acquired Assets, and in each case not transferred to the Purchasers, until the eighth (8th) anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation including any waivers or extensions thereof.

(f)    To the extent permitted or required by applicable Law, the taxable year of each Acquired Entity that includes the Closing Date shall be treated as closing on the Closing Date. In furtherance of the foregoing, the Parties hereby enter into a written, binding agreement, as described in Treasury Regulation Section 1.245A-5(e)(3)(i)(C) to enable the Sellers to make a valid election to close the taxable years of Broadbean Australia and Broadbean UK effective as of the end of the Closing Date, to the extent the Sellers or their Affiliates are eligible to make such election. For purposes of this Agreement relating to Pre-Closing Taxes, in the case of any Straddle Period, the amount of: (i) any Taxes based on or measured by income, receipts or payroll (and other Taxes that do not fall within (ii) below) for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity, or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), and (ii) real and personal property or ad valorem Taxes, or other similar periodic Taxes (excluding, for the avoidance of doubt, any transfer, documentary, Sales Taxes, excise, Stamp Duty, registration, goods and service and other similar Taxes) that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period.

(g)    All Tax or Tax relief-sharing agreements or similar agreements or arrangements with respect to or involving the Acquired Entities (other than Ordinary Commercial Contracts) will be terminated as of the Closing and, after the Closing, the Acquired Entities will not be bound thereby or have any liability thereunder.

(h)    None of the Purchasers nor any Acquired Entity shall be required to (a) surrender to CB HoldCo or any Seller (or any Affiliate thereof) any Group Relief, (b) amend or withdraw following Closing any Tax Returns of any Acquired Entity which were submitted to a Tax Authority before Closing, or (c) enter into (as the case may be) any election pursuant to section 171A of TCGA, paragraph 16 of Schedule 26 to the Finance Act 2008, section 792 of CTA 2009 (or paragraph 66 of Schedule 29 to the Finance Act 2002) or similar election in relation to Tax with respect to any Pre-Closing Tax Period. CB HoldCo and the Sellers shall not (and shall procure that their Affiliates shall not) amend or withdraw (i) any claim or surrender relating to Group Relief or (ii) any election pursuant to section 171A of TCGA, paragraph 16 of Schedule 26 to the Finance Act 2008, section 792 of CTA 2009 (or paragraph 66 of Schedule 29 to the Finance Act 2002) or similar election in relation to Tax with respect to any Pre-Closing Tax Period, in each case that could give rise to a liability to Taxes of any Acquired Entity which has not been taken into account or provided for in the Closing Indebtedness.

(i)    The Parties agree that no elections pursuant to Sections 336(e), 338(g) or 338(h)(10) of the Code shall be made by Parties with respect to the purchase and sale of any of the Acquired Entities pursuant to this Agreement.

(j)    The Parties shall promptly provide each other with notice of any written inquiries, audits, examinations or proposed adjustments by a Tax Authority relating to Indemnified Taxes (any such proceedings, a “Tax Claim”). With respect to any Tax Claim that relates to Taxes for taxable periods ending on or before the Closing Date that are (i) not Taxes of an Acquired Entity or (ii) set forth on Schedule 4.09(j), CB HoldCo will control such Tax Claim, including the defense and settlement thereof, provided that to the extent the Tax Claim relates to Taxes that may result in an Encumbrance upon any of the Acquired Assets or the assets of the Acquired Entities, CB HoldCo (1) will keep the Purchasers reasonably informed concerning the progress of such Tax Claim, (2) promptly provide the Purchasers with copies of all material correspondence and other material documents relevant to such Tax Claim (provided such correspondence or documents may be reasonably redacted or withheld if they contain information relating to the Sellers not in respect of the Business, the Acquired Entities or the Acquired Assets), and (3) will not settle such Tax Claim without the prior written consent of the US Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any Tax Claim that relates to Taxes for a Straddle Period or Taxes of an Acquired Entity that are not set forth on Schedule 4.09(j), the Purchasers will control such Tax Claim, including the defense and settlement thereof; provided that to the extent the Tax Claim relates to Pre-Closing Taxes for which CB HoldCo is liable under Article VIII, the Purchasers (x) will keep CB HoldCo reasonably informed concerning the progress of such Tax Claim, (y) promptly provide CB HoldCo with copies of all material correspondence and other material documents relevant to such Tax Claim (provided such correspondence or documents may be reasonably redacted or withheld if they contain information not relating to Indemnified Taxes), and (z) will not settle such Tax Claim without the prior written consent of CB HoldCo, which consent shall not be unreasonably withheld, conditioned or delayed. The rights of CB HoldCo with respect to any Tax Claim shall be subject to any rights of the insurer with respect to such Tax Claim pursuant to the R&W Insurance Policy, unless the Sellers agree that the Sellers will be fully liable for any Losses resulting from such Tax Claim, notwithstanding Section 8.06(a) of this Agreement. Any Tax Claim shall be handled in accordance with this Section 4.09(i) rather than Section 8.04.

(k)    Following the Closing, the Purchasers and their Affiliates (including on or after the Closing Date, the Acquired Entities) will not (i) except for any Tax Returns prepared and filed in accordance with Section 4.09(a) or Section 4.09(b), file or amend any Tax Returns of the Acquired Entities with respect to any Pre-Closing Tax Period, or (ii) initiate, submit or enter into any voluntary disclosure application or voluntary disclosure agreement or similar taxpayer-initiated review, examination, or adjustment process regarding Taxes of an Acquired Entity with respect to any Pre-Closing Tax Period, except, in each case of the preceding clauses (i) and (ii), (A) with the prior written consent of CB HoldCo (not to be unreasonably withheld, conditioned or delayed), (B) if such action is with respect to items occurring following the Closing in a Straddle Period, or (C) if such action could not form the basis for a claim of indemnification against the Sellers pursuant to this Agreement. The rights of CB HoldCo under this Section 4.09(k) shall be subject to any rights of the insurer pursuant to the R&W Insurance Policy, unless the Sellers agree that the Sellers will be fully liable for any Losses resulting from such Tax Claim, notwithstanding Section 8.06(a) of this Agreement.

(l)    Purchasers and their Affiliates (including on or after the Closing Date, the Acquired Entities) shall promptly pay or cause to be paid to the Sellers all Tax refunds or credits of Indemnified Taxes that are identified on Schedule 4.09(1) or that are otherwise consented to by the Purchasers pursuant to the last sentence of this Section 4.09(1) (the “Seller Tax Refunds”) and that are received by a Purchaser or its Affiliates after the Closing (net of any costs, expenses and Taxes paid or incurred in connection with, or otherwise attributable to, the receipt thereof), except to the extent such Seller Tax Refund arises as a result of a carryback of a loss or other Tax benefit from a Tax period (or portion thereof) beginning after the Closing Date or such Seller Tax Refund constitutes an Excluded Tax Asset or was included as an asset in the calculation of the Accrued Tax Amount or Closing Net Working Capital, as finally determined. To the extent any Seller Tax Refund is subsequently disallowed or required to be returned to the applicable Tax Authority, the amount of such Seller Tax Refund, together with any interest, penalties or other additional amounts imposed by such Tax Authority, shall be treated as an Indemnified Tax for all purposes of this Agreement. Following the date hereof, including following the Closing, the Sellers may request the Purchasers to consent to the filing of additional Seller Tax Refunds not set forth on Section 4.09(m) of the Disclosure Schedules; provided that the costs of preparing and filing any Tax Returns resulting from such request will constitute an Indemnified Tax. The Purchasers, agree to consent to, and to cooperate with the of claiming, such additional Seller Tax Refunds following a reasonable period of review and consideration unless the Purchasers in their good faith determine that the claiming of such additional Seller Tax Refunds would (i) adversely affect the Purchasers or any of their Affiliates (including the Acquired Entities) or (ii) not be supportable under applicable Law at a “more likely than not” or higher standard.

(m)    CBFH shall make an election under Treasury Regulation Section 1.1502-36(d)(6)(i)(A), in form and in substance reasonably acceptable to the Purchasers, to reduce all or a portion of the CBFH’s basis in the stock of Broadbean Inc. in an amount sufficient such that CBFH’s loss recognized in the Transactions will not result in any attribute reduction pursuant to Treasury Regulation Section 1.1502-36(d). At least thirty (30) days prior to the due date for the filing of such election pursuant to Treasury Regulation Section 1.1502-36(e)(5), CBFH shall deliver to US Purchaser for its review and approval (not to be unreasonably withheld, conditioned, or delayed) the form of the election to be filed and the analysis supporting the amount of stock basis reduction determined for this purpose.

Section 4.10    Section 280G.

(a)    The Parties agree that each of the Business Employees who is reasonably expected to be, with respect to the Acquired Entities or Sellers, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) during the “disqualified individual determination period” (as defined in Section 280G of the Code) has received or may have the right or entitlement to receive a 280G Payment (as defined below) the value of which equals or exceeds 3 times such Business Employee’s “base amount” as determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the 280G Stockholder Approval (as defined below) is obtained pursuant to Section 4.10(a) has executed a waiver of the right to receive or retain such excess amounts (each, a “Parachute Payment Waiver” and such waived amounts, the “Waived Payments”).

(b)    No less than two (2) days prior to the Closing Date, each applicable corporation shall submit its holders of capital stock for approval by such Persons holding the number of shares of capital stock of such entities, as is required by the terms of Section 280G(b)(5)(B) of the Code, a written consent for approval of any Waived Payments that constitute “parachute payments” pursuant to Section 280G of the Code (“280G Payments”) to the extent necessary to ensure that none of the 280G Payments constitute “excess parachute payments” within the meaning of Section 280G of the Code (which determination shall be made by CB HoldCo and shall be subject to reasonable review by the US Purchaser with any comments by US Purchaser to be taken into account by CB HoldCo in good faith), and prior to the Closing, CB HoldCo shall deliver to the US Purchaser written notification and documentation that (i) a vote of the holders of capital stock of each applicable corporation was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any Waived Payments that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such Waived Payments shall not be made or provided to the extent they would cause any amounts to constitute 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of the capital stock of the applicable corporation pursuant to this Section 4.10(b). In connection with the foregoing, the Purchasers shall provide the Sellers with all information reasonably necessary to allow the Sellers to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or Contract entered into or negotiated by the Purchasers or their respective Affiliates (“Purchaser Payments”) together with all other payments, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least ten (10) Business Days prior to the Closing Date (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date). Notwithstanding anything to the contrary in this Section 4.10, Section 8.02 or otherwise in this Agreement, to the extent the Purchasers have provided inaccurate information or failed to provide information regarding the terms of the Purchaser Payments as to make the Parachute Payment Waivers (or other applicable waivers) or 280G Stockholder Approval ineffective, than (x) there shall be no breach of the covenant contained herein and (y) Section 8.02 shall not apply to the extent of any Liability caused by such failure or omission.

Section 4.11    Replacement of Guaranties.

(a)    The Purchasers shall use commercially reasonable efforts to cause the complete and unconditional release of CB HoldCo and its applicable Subsidiaries and direct and indirect equityholders from those guarantees, letters of credit, surety bonds, indemnities and similar obligations with respect to the Business as set forth on Schedule 4.11 (each, an “Existing Guaranty”), and the substitution of a similar obligation of the applicable Purchaser, an Affiliate of the applicable Purchaser or a third party as the guarantor, indemnitor or responsible party (a “Substitute Guaranty”) under each Existing Guaranty, which Substitute Guaranties will be effective upon the Closing or as promptly as practicable thereafter.

(b)    Without limiting the foregoing, if any Existing Guaranty remains outstanding and not fully released after the Closing, the Purchasers shall:

(i)    continue to use commercially reasonable efforts after the Closing to relieve and release CB HoldCo and its Subsidiaries and direct and indirect equityholders of any liabilities under any Existing Guaranty under which a Purchaser or one or more of its Affiliates have not been substituted in all respects for CB HoldCo or any of its Subsidiaries and direct and indirect equityholders as of the Closing Date;

(ii)    not permit the Acquired Entities or any of their Affiliates to (A) renew or extend the term of or (B) increase the obligations under, or transfer to another Person, any liability for which CB HoldCo or any of its Subsidiaries or direct or indirect equityholders (other than the Acquired Entities) is or would reasonably be expected to be liable under any such outstanding Existing Guaranty;

(iii)    indemnify and hold harmless CB HoldCo and its Subsidiaries and direct and indirect equityholders with respect to all liabilities or obligations arising out of or relating to any such Existing Guaranty, including any failure of a Purchaser to perform, pay and discharge all obligations under such Existing Guaranty; and

(iv)    as promptly as practicable provide payment to CB HoldCo for any cash received with respect to the release of an Existing Guaranty, including with respect to the release of cash collateral.

(c)    CB HoldCo shall be under no obligation to extend or renew any Existing Guaranty that expires by its terms, nor to agree with any beneficiary of an Existing Guaranty to any amendment, waiver, or assignment thereof.

Section 4.12    Partial Cash Sweep of Acquired Entity Bank Accounts.

CB HoldCo shall, and shall cause the other Sellers to, (a) prior to the Reference Time, engage in cash management activities commonly referred to as a “partial cash sweep” and (b) use commercially reasonable efforts to cause the Acquired Entities’ Closing Cash Balances, as of the Reference Time and as of the Closing, to be approximately (within $50,000 of each specified amount): (i) $250,000 with respect to Broadbean Australia, (ii) $1,750,000 with respect to Broadbean UK, (iii) $150,000 with respect to Broadbean France, and (iv) $750,000 with respect to Broadbean Inc. Prior to the Closing, CB HoldCo will deliver to the Purchasers evidence reasonably satisfactory to the Purchasers of such Acquired Entities’ Closing Cash Balances as of the Reference Time. For the avoidance of doubt, any funds transferred from any such Acquired Entity bank account pursuant to this Section 4.12 outside of the Acquired Entities shall not be included in the calculation of Closing Cash. For the avoidance of doubt, any Taxes of the Acquired Entities resulting from the actions contemplated by this Section 4.12 shall be included in the Accrued Tax Amount.

Section 4.13    Trademark Phase-Out.

Except as provided for in any Related Document, on or before the date that is sixty (60) days from the Closing Date (such period, the “Phase-Out Period”), the Purchasers shall cause each Acquired Entity to (i) remove, delete, or destroy all references to the CAREERBUILDER mark and name (and any associated logos or derivations thereof) (the “Licensed Mark”) appearing on any business, marketing, advertising, or other materials of the Acquired Entities in their possession or in use by or for the Acquired Entities, including any Internet or electronic use, (ii) permanently cease all use of the Licensed Mark in any communication in any media, including communications with partners, vendors, employees, customers, or prospective partners or vendors, and including communication via websites, e-mails, brochures, print and electronic media, and on any materials used by or for the Acquired Entities or that are otherwise related to the Business and (iii) change the name of Broadbean France to remove the Licensed Mark, including causing its Organizational Documents to be amended to remove any references thereto. Notwithstanding the foregoing, the Acquired Entities shall not be required to remove or delete references to the Licensed Mark in historical documents/records or any similar materials that are being maintained solely for record-keeping purposes; provided, however, that no retention or display of the Licensed Mark will be allowed on websites or webpages under the control of the Acquired Entities for any purpose regardless of whether such purpose is for record-keeping or otherwise.

Section 4.14    Insurance.

(a)    The Purchasers acknowledge that all insurance coverage for the Acquired Entities under policies of CB HoldCo, the Equity Sellers, their Affiliates (including the Acquired Entities) and current and former members and their Affiliates shall terminate as of the Closing. The Purchasers shall be solely responsible for procuring, paying for and maintaining insurance coverage for the Acquired Entities effective from and after the Closing.

(b)    Notwithstanding Section 4.14(a), with respects to acts, omissions, events or circumstances relating to the Acquired Entities or the Business that occurred or existed prior to the Closing that are covered by occurrence-based insurance policies of CB HoldCo or any of its Affiliates under which an Acquired Entity is a named insured prior to Closing, such Acquired Entity may make claims under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies and this Agreement, to the extent such coverage and limits are available; provided, that the Purchasers: (i) shall notify, or cause the applicable Acquired Entity to notify, CB HoldCo in writing of all such covered claims; and (ii) shall exclusively bear, or cause the applicable Acquired Entity to exclusively bear, and neither CB HoldCo nor any of its Subsidiaries or direct or indirect equityholders shall have any obligation to repay or reimburse the Purchasers or any Acquired Entity for, the amount of any deductibles or self-insured retentions associated with claims under such occurrence-based policies and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of such claims.

(c)    For the avoidance of doubt, from and after the Closing, none of the Purchasers or the Acquired Entities shall have any right to make claims or seek coverage under any of the claims-made insurance policies provided to the Acquired Entities by third parties or by CB HoldCo or any of its Affiliates, and, to the extent the Purchasers or any Acquired Entity, or any of their employees or third parties make claims under such claims-made policies after the Closing, the Purchasers agree to indemnify CB HoldCo and its Subsidiaries and direct and indirect equityholders for the full amount of all fees, costs and expenses incurred by CB HoldCo or any of its Subsidiaries and direct and indirect equityholders as a result of such claims.

(d)    The Purchasers shall cause the Acquired Entities to cooperate with CB HoldCo and its Subsidiaries and direct and indirect equityholders and share such information as is reasonably necessary in the view of CB HoldCo and its Subsidiaries and direct and indirect equityholders in order to permit CB HoldCo and its Subsidiaries and direct and indirect equityholders to manage and conduct their insurance matters as such Persons deem appropriate.

Section 4.15    Representations and Warranties Insurance.

The US Purchaser shall, and shall cause its Representatives to, meet the conditions in the conditional binder attached hereto as Exhibit B (the “R&W Insurance Policy”), such that coverage is bound under the R&W Insurance Policy as of the Closing (including satisfaction of any payments of premiums or expenses thereunder) and thereafter, such policy upon becoming bound in connection with Closing and in accordance with the terms of this Agreement, shall at such time be deemed to constitute the “R&W Insurance Policy” for purposes of this Agreement. The US Purchaser shall use its commercially reasonable efforts to deliver, or cause to be delivered, to CB HoldCo as soon as practicable after the Closing a complete and correct copy of the final R&W Insurance Policy. The US Purchaser shall not, without the prior written consent of CB HoldCo (such consent not to be unreasonably withheld, conditioned or delayed), permit, agree to or consent to any amendment or endorsement to the R&W Insurance Policy after the date hereof the effect of which is detrimental to Sellers, including, without limiting the generality of the foregoing, (x) any amendment that would increase the retention, (y) any amendment that would lower the limit of liability in the R&W Insurance Policy below $5,250,000, or (z) any amendment that would increase or expand the ability or rights of the insurer under such R&W Insurance Policy to bring an Action against, or otherwise seek recourse from, the Seller Group Members and their Representatives, other than in the case of Fraud.

Section 4.16    Termination of Indebtedness and Related Party Agreements.

(a)    Not later than three (3) Business Days prior to the Closing Date, CB HoldCo will (i) deliver to the Purchasers copies of payoff letters (each, a “Payoff Letter”), in form and substance reasonably satisfactory to the Purchasers, from any lender relating to any Indebtedness for borrowed money of the Acquired Entities outstanding as of immediately before the Closing and will make arrangements for the termination of such Indebtedness and (if applicable) the release, as of or before the Closing, of all Encumbrances over the Acquired Entities’ properties and assets securing such obligations, and CB HoldCo will provide written evidence of such termination and release (to the extent occurring before Closing) in form and substance reasonably satisfactory to the Purchasers, (ii) deliver to the Purchasers a lien release acknowledgment, in form and substance reasonably satisfactory to the Purchasers, that, upon the consummation of the Closing, all Encumbrances (other than Permitted Encumbrances) related to any indebtedness of CB HoldCo and its Affiliates (other than the Acquired Entities) on the Acquired Assets will be automatically released and terminated at Closing, and (iii) deliver to the Purchasers invoices (each, an “Invoice”) with respect to Estimated Acquired Entity Transaction Expenses.

(b)    Except for this Agreement, the License Agreements, the Shared Customer Contracts, the Related Documents, assignment and similar Contracts pursuant to which assets were transferred to an Acquired Entity prior to the date hereof or as permitted pursuant to this Agreement, the Contracts set forth in Section 2.06 of the Disclosure Schedules, the Contracts listed on Section 4.16 of the Disclosure Schedules and the specific rights and obligations under the Contracts listed in Section 4.16 of the Disclosure Schedules, at or prior to the Closing, all Contracts, written or oral, between any Acquired Entity, on the one hand, and any Seller or any of its Affiliates (other than any other Acquired Entity), on the other hand, shall be terminated without any further force and effect, and none of the parties thereto shall have any further Liability thereunder.

Section 4.17    Intercompany Balances.

Subject to, and without limiting, Section 4.12, at or prior to the Closing, with respect to the Business, the Sellers shall, and shall cause their Affiliates to, release, cancel, terminate or otherwise settle, in a manner that the Sellers deem to be tax-efficient, all intercompany accounts owed by any Acquired Entity to any Seller or any of its Affiliates or owed by any Seller or any of its Affiliates to any Acquired Entity as of the Closing Date (including by treating any intercompany payables owed by an Acquired Entity as paid-in-capital of such Acquired Entity), other than to the extent such intercompany accounts are Acquired Assets or Assumed Liabilities; provided, however, that nothing in this Section 4.17 shall require any of the Sellers to cause the release, cancellation, termination or settlement of any intercompany accounts exclusively between or among the Acquired Entities. For the avoidance of doubt, any Taxes of the Acquired Entities resulting from such actions shall be included in the Accrued Tax Amount.

Section 4.18    Required Financials.

(a)    Notwithstanding anything to the contrary in Section 4.02, as soon as reasonably practicable and prior to the Closing, (i) the Sellers shall, and shall cause their Representatives to provide the US Purchaser and the US Purchaser’s outside advisor (the “Purchaser Outside Advisor”) with the financial information of the Sellers and their Subsidiaries required (collectively, the “Required Financial Information”) for the US Purchaser and the Purchaser Outside Advisor to prepare (A) an unaudited consolidated balance sheet, statement of income, statement of cash flows and statement of stockholders’ equity of the Business, in accordance with U.S. GAAP and Regulation S-X, as of and for the fiscal year ended December 31, 2022, the three-month period ended March 31, 2023 and, if applicable, any other interim period required to be filed, in each case to meet the requirements of Item 9.01(a) of Form 8-K required to be filed in connection with the Closing (collectively, the “Required Financials”), and (ii) the US Purchaser shall use commercially reasonable efforts to cause the Purchaser Outside Advisor to prepare and deliver to the US Purchaser the Required Financials as promptly as reasonably practicable upon receipt of the Required Financial Information.

(b)    Notwithstanding anything to the contrary in Section 4.02, the Sellers shall, and shall cause their Representatives to, use their commercially reasonable efforts to assist and cooperate with the US Purchaser, the Purchaser Outside Advisor and an independent auditor mutually agreed to by the parties to audit the Required Financials (the “Independent Auditor”) in the US Purchaser’s, the Purchaser Outside Advisor’s or Independent Auditor’s (as applicable) (i) preparation, review and delivery of the Required Financials and any pro forma financial statements required to meet the requirements of Item 9.01(b) of Form 8-K required to be filed in connection with the Closing, (ii) preparation, review and delivery of an audit report covering the Required Financials issued by the Independent Auditor, which audit report shall be in conformity with, and covering the periods required by, U.S. GAAP and Regulation S-X and (iii) delivery of an executed consent or consents of the Independent Auditor for the use of the audit report described in the preceding clause (ii) in filings with the Securities and Exchange Commission and the reference to such Independent Auditor as an “expert” in any filing of the US Purchaser with the Securities and Exchange Commission that includes the Required Financials. Such assistance and cooperation may include (x) executing and providing any certifications, representation letters, or similar documents and providing such other information as the US Purchaser, Purchaser Outside Advisor or the Independent Auditor reasonably request from the Acquired Entities (to the extent requested prior to the Closing) or the Sellers, in each case, which are required in order to prepare and deliver the Required Financials and (y) assisting in the preparation of responses to comments received from the staff of the Securities and Exchange Commission with respect to the Required Financials and any pro forma financial statements required to meet the requirements of Item 9.01 of Form 8-K required to be filed in connection with the Closing.

(c)    The costs, fees and expenses of the Purchaser Outside Advisor and the Independent Auditor in connection with the preparation, review, audit and delivery of the Required Financials (together, the “Preparation Costs”), whether incurred prior to, on or following the date of this Agreement, shall be borne one hundred percent (100%) by the US Purchaser. For the avoidance of doubt, such Preparation Costs shall not include any out of pocket costs or internal costs and expenses incurred by any of the Sellers or the Acquired Entities, or any of their respective Affiliates or Representatives, related to the Required Financials and the preparation thereof; however, Sellers may, to the extent Sellers deem necessary, engage an outside advisor (the “Outside Advisor”) to assist the Sellers and their subsidiaries in providing information to, and cooperating with, US Purchaser, the Purchaser Outside Advisor and the Independent Auditor in connection with the Required Financials and the preparation and audit thereof, with the cost of such Outside Advisor borne one hundred percent (100%) by the US Purchaser; provided that the cost of such Outside Advisor shall be approved, in writing, prior to the engagement of such Outside Advisor (such approval not to be unreasonably delayed, conditioned or withheld) and reasonably documented.

(d)    The US Purchaser shall use commercially reasonable efforts to cooperate with CB HoldCo in the preparation of the Required Financials, including promptly furnishing such information and access to the employees of the US Purchaser as CB HoldCo may reasonably request of the US Purchaser in connection with this Section 4.18(d).

(e)    No Seller shall have any Liability to the Purchasers or any of their Affiliates in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 4.18, and the Purchaser shall indemnify, defend and hold harmless the Sellers and their Affiliates, and their respective direct and indirect equityholders and Representatives from, against and in respect of any Liability imposed on, sustained, incurred or suffered by, or asserted against, any of them, whether in respect of third-party claims, direct claims or otherwise, directly or indirectly relating to, arising out of or resulting from the preparation of the filing of the Required Financials or other materials contemplated by Section 4.18(b), other than, in each case, in respect of any Liability arising out of or resulting from any omissions (in response to a request by the Purchasers or their Representations) or misstatements in the information and data provided by the Sellers pursuant to this Section 4.18.

Section 4.19    Exclusivity.

(a)     From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, CB HoldCo will not, and CB HoldCo will cause its Subsidiaries and its and their respective directors, officers, employees or Representatives, not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, or enter into any agreement, or induce the making, submission or announcement of, or take any other action designed to result in, any inquiry, expression of interest, proposal or offer, in the case of each of the foregoing, involving the sale or other conveyance, of the properties, assets or capital stock of the Acquired Entities and the Acquired Assets, other than the sale, transfer or conveyance of assets or properties in the ordinary course of business constituting no more than 5% of such assets and properties (other than in respect of any Permissible Transaction, an “Acquisition Proposal”) from any Person other than the Purchasers or their Affiliates or Representatives; (ii) deliver or make available to any Person any nonpublic information with respect to the Business or the Acquired Assets or afford access to the properties, books, records or representatives of the Business to any Person (other than the Purchasers or their Affiliates or representatives, or as required by applicable Law), in each case in connection with any Acquisition Proposal; or (iii) negotiate, accept or enter into any Contract, with any Person in connection with any Acquisition Proposal. Other than with respect to any Permissible Transaction, the Sellers shall, and shall cause their Affiliates and their Representatives to (A) immediately cease all existing discussions, negotiations and other communications with any Persons conducted heretofore with respect to any Acquisition Proposal, and (B) promptly revoke, suspend or withdraw access of any Person (other than the Purchaser or its Affiliates or Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Business or the Acquired Assets in connection with an Acquisition Proposal. Except in respect of a Permissible Transaction, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, CB HoldCo shall promptly notify the Purchasers in writing upon receipt by any Seller or any of its Subsidiaries or Representatives of an Acquisition Proposal, an inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or any request for information relating to the Acquired Entities, the Business or the Acquired Assets (or any portion thereof) in connection with an Acquisition Proposal and shall describe in reasonable detail the material terms and conditions of such Acquisition Proposal. Notwithstanding anything to the contrary in this Section 4.19(a), nothing in this Agreement shall prohibit (and the term “Acquisition Proposal” shall not include), and this Section 4.19(a) shall not apply to, any proposal, offer, inquiry, Contract, expression of interest or transaction (or potential transaction, including any series of transactions or potential transactions) involving:

(b)    the sale to, or purchase or other acquisition (whether by sale, merger, consolidation or similar transaction) by, any Person of (i) the equity securities of CB HoldCo or of any their direct or indirect equityholders, so long as the obligations of CB HoldCo hereunder remain with CB HoldCo, (ii) all or substantially all of the assets of CB HoldCo and its Subsidiaries, including the Acquired Entity Assets and the Acquired Assets so long as this Agreement is also sold and purchased (or otherwise transferred) in such transaction and the purchaser of such assets assumes, in writing, all obligations of CB HoldCo hereunder, or (ii) all or substantially all of the assets of CB HoldCo, excluding the Acquired Assets and the business, assets, equity or other property of the Acquired Entities, but only to the extent such transaction does not include or involve the sale of the Business, the Acquired Assets or the Acquired Entities (or any portion thereof); and

(c)    the sale to, or purchase or other acquisition (whether by sale, merger, consolidation or similar transaction) by, any Person of any assets of any Seller, only to the extent such transaction does not include or involve the sale of the Business, the Acquired Assets or the Acquired Entities (or any portion thereof) (each of (b) and (c), a “Permissible Transaction”).

Section 4.20    Further Assurances; Wrong Pockets.

(a)    As and when required by a Party, the other Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, at the requesting Party’s expense, all such further or other actions, as such requesting Party may reasonably deem necessary or desirable in connection with the consummation of Transactions, on the terms herein contained, and to otherwise comply with the terms of this Agreement. Furthermore, from and after the Closing, if any Purchaser, any Seller or any of their Affiliates receives any funds, mail, courier package, electronic mail, facsimile transmission, purchase order, invoice, service request, information, data or document intended for or otherwise the property of the other party pursuant to the terms of any of this Agreements or the Transaction Documents, the receiving party shall promptly notify and forward such funds or property to the other party (and any such amounts shall be treated as received by and held on bare trust by the relevant Party receiving the funds on behalf of the proper Party).

(b)    Following the Closing, if any Purchaser or any Seller becomes aware that any of the Acquired Assets has not been transferred to either of the Purchasers or that any asset that is not an Acquired Asset has been transferred to either of the Purchasers, it shall promptly notify such Purchaser or CB HoldCo, as applicable, in writing and such Purchaser and CB HoldCo shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior third-party consent or approval, to (i) the applicable Purchaser, in the case of any Acquired Asset which was not transferred to the applicable Purchaser at the Closing; or (ii) the applicable Seller, in the case of any asset that is not an Acquired Asset that was transferred to a Purchaser.

Section 4.21    Notices and Consents.

From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII in accordance with its terms, Sellers shall use commercially reasonable efforts to obtain the third-party consents set forth on Schedule 4.21(a) (“Third-Party Consents”) and provide notices to third parties pursuant to Contracts set forth on Schedule 4.21(b) (the “Third-Party Notices”); provided, however, that, no covenant or agreement of Sellers shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the mere failure to obtain any such Third-Party Consent or provide any Third-Party Notice, (b) any termination of a Contract solely as a result of the failure to obtain such Third-Party Consent or provide any Third-Party Notice or (c) any Action commenced or threatened by or on behalf of any Person solely arising out of or relating to the failure to obtain any such Third-Party Consent or provide any such Third-Party Notice.

Section 4.22    License.

The US Purchaser and CB HoldCo shall work together in good faith to amend or amend and restate the CB BB License Agreement prior to the Closing so that the CB BB License Agreement reflects terms reasonably acceptable to the US Purchaser and CB HoldCo with respect to the term and renewal of such CB BB License Agreement, customary audit and information rights of the US Purchaser, and such other modifications as the US Purchaser and CB HoldCo reasonably agree to prior to the Closing.

Section 4.23    Assignment of Wrong Pocket Contract.

From and after the date of this Agreement, CB HoldCo shall use commercially reasonable efforts to assign the Contracts set forth on Schedule 4.23 (the “Wrong Pocket Contract”) in accordance with the plan set forth on such schedule. Notwithstanding the foregoing, if such assignment is not effective prior to the Closing, such assignment shall not be a condition to the Closing, and the Wrong Pocket Contract shall be treated as if the Contract required consent and has not yet been assigned under Section 1.09 until the earlier of: (a) the first (1st) anniversary of the Closing Date and (b) the date of such assignment or the effective date of a new substantially similar Contract.

Section 4.24    Bundled Contract.

From and after the date of this Agreement, CB HoldCo shall use commercially reasonable efforts to amend, amend and restate, terminate and novate, split or take any similar action with respect to the Bundled Contract such that the commercial relationships thereunder shall be directly between the counterparties therein and a Purchaser, an Acquired Entity or, after Closing, one of their Affiliates; provided, that the Purchasers and Acquired Entities will use commercially reasonable efforts to cooperate with CB HoldCo and the counterparties to such Bundled Contract to successfully transition such commercial relationships. Notwithstanding the foregoing, if such transition is not effective prior to the Closing, such transition shall not be a condition to the Closing, and the Bundled Contract shall be treated as if the Contract required consent and has not yet been assigned under Section 1.09 until the earlier of: (a) the first (1st) anniversary of the Closing Date and (b) the effective date of a Contract reflecting such change in commercial relationships.

ARTICLE V

RESTRICTIVE COVENANTS

Section 5.01    Seller Covenants.

(a)    For a period of thirty-six (36) months after the Closing (in the case of clause (i) of this Section 5.01(a)) and for a period of twenty-four (24) months after the Closing (in the case of clause (ii) of this Section 5.01(a)), subject to Section 5.01(b), the Sellers shall not, and shall cause each of their respective controlled Affiliates (not including the Acquired Entities) (collectively, the “Restricted Parties”) not to, whether as owner, partner, member, manager, investor, co-venturer or otherwise, directly or indirectly:

(i)    participate or engage in the provision of any product, service or business that is the same or substantially similar to or otherwise competes with the Business within the Restricted Area (excluding the activities conducted through CareerBuilder’s Recruitment Edge API contemplated under the License Agreements) (the “Restricted Activities”); or

(ii)    solicit, recruit or hire any Continuing Employee; provided, however, that such restrictions shall not apply to the solicitation, recruitment or hiring of any individual (x) that first occurs at least six (6) months after the time that such individual ceases to be an employee of a Purchaser or an Acquired Entity (or any of their Subsidiaries) (so long as such individual does not cease to be an employee of a Purchaser or an Acquired Entity due to the solicitation, recruitment, or hiring of such individual, or any attempts to solicit, recruit or hire); or (y) (A) who responds to a general advertisement or is referred by an employment or search agency or recruiting website, so long as such advertisement or the efforts of such agency or recruiting website are not directed by a Purchaser specifically toward such individuals, or (B) who contacts any Restricted Party on such person’s own initiative (without direct or indirect solicitation by any Restricted Party).

(b)    Section 5.01(a)(i) shall not be deemed breached solely as a result of (i) the ownership, solely as an investment and in each case as a passive owner, by any Seller or any of its Affiliates of less than an aggregate of 5.0% of any class of stock of a Person engaged, directly or indirectly, in Restricted Activities; provided, however, that such stock is listed on a national securities exchange or (ii) the acquisition of an After-Acquired Business, so long as, (x) immediately prior to the time of the consummation of such acquisition, the Restricted Activities do not account for more than 10.0% of the aggregate annual gross revenue of such After-Acquired Business (on a consolidated basis), and are less than or equal to 25.0% of the aggregate annual gross revenue of such After-Acquired Business to be so acquired for its most recent fiscal year preceding the acquisition, and (y) the ownership and operation of any acquired assets, entities or business that compete with the Business remains consistent with the ordinary course of business and past practice of such After-Acquired Business for the twelve-month period prior to the consummation of such acquisition. Further, Section 5.01(a) shall not apply to or in any way restrict or prohibit:

(A)    (1) any Person or its Affiliates that is the acquirer in a transaction that results in a Change of Control of any Restricted Party; provided that this Section 5.01(b) shall continue to apply to CB HoldCo and its Subsidiaries in accordance with its terms after such purchase is consummated; or (2) any Restricted Party from providing products and services to customers that are ancillary or complementary to, or that are inputs or components of, products and services offered by unaffiliated third parties engaged in the Business or are created or developed to be compatible with or to interface with products and services offered by such third parties;

(B)    the Restricted Parties from marketing, selling, developing, carrying-out or otherwise conducting, or engaging in, any service or business that the Restricted Parties conduct as of the date of this Agreement (other than as primarily related to the Business or as conducted through the Acquired Entities as of the date of this Agreement), including (1) providing products, services and software relating to recruitment advertising, candidate search, matching, sourcing, re-engagement, screening, applicant tracking, human capital management and data analytics; (2) directly or indirectly publishing, creating, hosting or posting job opportunities on an owned, affiliated or third-party website, job board or platform; and (3) the CB Programmatic and Other Services (collectively, the “Permitted Activities”); or

(C)    the Restricted Parties or any of their current or future Affiliates from performing any of their respective rights or obligations under the Related Documents or the License Agreements, as applicable, including the sale or use by the Restricted Parties of the Acquired Entities’ products and data in accordance with the Transaction Documents or the License Agreements, as applicable.

(c)    CB HoldCo agrees and acknowledges that the duration, scope and geographic area of the covenants described in this Section 5.01 are fair, reasonable and necessary in order to protect the Business’ goodwill and other legitimate interests of the Business as those interests exist as of the date hereof. The Parties agree that, if any court of competent jurisdiction in a final, non-appealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.01 is unreasonable, arbitrary or against public policy, then the maximum lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable Party. It is agreed that any breach or threatened breach of the restrictive covenants set forth in this Section 5.01 would cause irreparable injury to the non-breaching Party and that money damages would not provide an adequate remedy to the non-breaching Party.

Section 5.02    Purchaser Covenants.

The Purchasers shall not, and shall cause each of the Acquired Entities and their respective Subsidiaries not to, directly or indirectly, hire (a) during the one-year period following the date on which the services provided by any such individual cease to be provided under the Transition Services Agreement or License Agreements, any employee or officer of any Seller or any Seller’s Affiliate involved in providing services under any such agreement or (b) any officer or member of the senior management of any Seller or of any Seller’s Affiliates not subject to the preceding clause (a) with whom the Purchasers first came into contact or whose performance becomes known to the Purchasers or any of its Affiliates, in each case in connection with the Transactions; provided that nothing herein shall preclude the Purchasers from soliciting to employ or recruiting (i) any individual who responds to a general advertisement or is referred by an employment or search agency or recruiting website, so long as such advertisement or the efforts of such agency or recruiting website are not directed by the Purchasers specifically toward such individuals; (ii) any such individual that contacts the Purchasers, the Acquired Entities or any of their respective Subsidiaries on such person’s own initiative (without direct or indirect solicitation by the Purchasers, the Acquired Entities or any of their respective Subsidiaries); or (iii) any such person who has left the employment in the six (6) months prior to such solicitation or employment of any Seller (so long as such person does not cease to be an employee of any Seller or Sellers’ Affiliates due to the solicitation, recruitment, or hiring of such person, or any attempts to solicit, recruit or hire such person).

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01    Conditions to Each Party’s Obligations.

The respective obligations of each Party to consummate the Transactions are subject to the satisfaction or written waiver (to the extent permitted by applicable Law) by the US Purchaser and CB HoldCo at or prior to the Closing of the following condition:

(a)    No Injunctions or Restraints. No order issued by any court of competent jurisdiction preventing the consummation of the transactions contemplated by this Agreement will be in effect, nor shall any applicable Law or injunction be enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect.

Section 6.02    Conditions to Obligations of the Purchasers.

The obligations of the Purchasers to consummate the Transactions are subject to the satisfaction (or written waiver by the US Purchaser) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties of the Sellers. (i) The Fundamental Representations (other than those representations and warranties of the Sellers set forth in Sections 2.05(d)(i), 2.09, Section 2.17, 2.18 and 2.21) of the Sellers shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), (ii) the representations and warranties of the Sellers set forth in Section 2.05(d)(i) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except for any failure to be so true and correct that is de minimis in nature, (iii) the representations and warranties of the Sellers set forth in Sections 2.09, Section 2.17, 2.18 and 2.21 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified) and (iv) the other representations and warranties of the Sellers set forth in Article II shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Performance of Obligations of the Sellers. The Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Sellers prior to or at the time of the Closing.

(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d)    Deliveries. CB HoldCo shall have delivered (or caused to be delivered) to the Purchasers each of the items set forth in Section 1.05(b).

(e)    Required Financials. The Required Financials shall have been completed and delivered by the Purchaser Outside Advisor to the US Purchaser in accordance with Section 4.18.

Section 6.03    Conditions to the Obligations of the Sellers.

The obligations of the Sellers to consummate the Transactions are subject to the satisfaction (or written waiver by CB HoldCo) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties of the Purchasers. (i) The Fundamental Representations of such Purchaser shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), and (ii) the other representations and warranties of such Purchaser set forth in Article III shall be true and correct (without giving effect to any limitation as to “materiality” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any such representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to prevent or materially impair the ability of such Purchaser to perform its obligations under this Agreement or consummate the Transactions.

(b)    Performance of Obligations of the Purchasers. The Purchasers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchasers prior to or at the time of the Closing.

(c)    Deliveries. The US Purchaser shall have delivered (or caused to be delivered) to CB HoldCo each of the items set forth in Section 1.05(a).

Section 6.04    Frustration of Closing Conditions.

Neither the Purchasers nor CB HoldCo may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 4.04 and any other applicable provisions of this Agreement.

ARTICLE VII

TERMINATION

Section 7.01    Termination.

(a)    This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i)    by mutual written consent of CB HoldCo and the US Purchaser;

(ii)    by either CB HoldCo or the US Purchaser, upon written notice to the other Party, if the Closing does not occur on or prior to August 12, 2023 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.01(a)(ii) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time;

(iii)    by the US Purchaser, upon written notice to CB HoldCo, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any Seller set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied, and such breach is not cured within thirty (30) days following delivery by the US Purchaser of written notice to CB HoldCo thereof or is incapable of being cured by the Outside Date; provided that the US Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iii) if either of the Purchasers is then in breach or violation of any of its representations, warranties or covenants contained in this Agreement that would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b); or

(iv)    by CB HoldCo, upon written notice to the US Purchaser, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either of the Purchasers set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.01 or Section 6.03 not to be satisfied, and such breach is not cured within thirty (30) days following delivery by CB HoldCo of written notice to the US Purchaser thereof or is incapable of being cured by the Outside Date; provided that CB HoldCo shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iv) if CB HoldCo is then in breach or violation of any of its representations, warranties or covenants contained in this Agreement that would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b); or

(v)    by either the US Purchaser or CB HoldCo, upon written notice to the other Party, if there shall be in effect a final non-appealable Law or injunction preventing the consummation of the Transactions; provided, that neither Purchaser nor CB HoldCo shall have the right to terminate this Agreement pursuant to this Section 7.01(a)(v) if any action of such Party or failure of such Party to perform or comply with its obligations under this Agreement shall have caused such Law or injunction and such action or failure to perform constitutes a breach of this Agreement.

Section 7.02    Effect of Termination.

If this Agreement is terminated and the Transactions are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of this Section 7.02, Section 2.23, Section 3.05, Section 4.03, Section 4.05, Article IX and any corresponding definitions set forth in Annex I. Nothing in this Section 7.02 shall be deemed to release any Party from any liability for any Intentional Breach by such Party of the terms and provisions of this Agreement prior to such termination.

ARTICLE VIII

INDEMNIFICATION

Section 8.01    Survival.

The Parties agree that, from and after the Closing, (a) the representations and warranties of the Sellers in Article II (other than the Sellers’ Fundamental Representations set forth in Article II) and the Seller Closing Certificate shall survive the Closing until the first (1st) anniversary of the Closing, at which date such representations and warranties shall terminate, (b) the Fundamental Representations (other than the representations and warranties set forth in Section 2.09) shall survive the Closing until the sixth (6th) anniversary of the Closing, at which date such Fundamental Representations shall terminate, (c) the indemnification obligations with respect to representations and warranties set forth in Section 2.09 and the Indemnified Taxes set forth in Section 8.02(e) shall survive the Closing until the date that is ninety (90) days after the date on which Taxes may no longer be assessed under the applicable statute of limitations (including any waivers or extensions thereof), (d) the covenants and agreements of the Parties set forth in this Agreement (and the ability to bring claims for breaches thereof) shall not survive the Closing except with respect to those covenants and agreements that, by their terms, contemplate performance in whole or in part after the Closing (including pursuant to this Article VIII), which covenants and agreements shall remain in full force and effect until performed in accordance with their express terms (each, a “Post-Closing Covenant”), (e) the representations and warranties of the Purchasers in Article III and the Purchaser Closing Certificate shall not survive, and shall terminate at, the Closing, (f) and any claim for Fraud shall survive the Closing until the expiration of the applicable statute of limitations and (g) the indemnification obligations set forth in (x) Section 8.02(c) and (y) Section 8.02(f) related to Schedule 8.02(f) (the “Restructuring Indemnity”) shall survive until the date that is eighteen (18) months after the Closing Date, at which date the indemnification obligations related thereto shall terminate (the date on which any such representation, warranty or covenant ceases to survive, as applicable, being referred to herein as the “Survival Period Termination Date”). With respect to any breach or inaccuracy of any representations or warranty with respect to which a claim is made hereunder pursuant to a Claim Notice or Direct Claim Notice being delivered prior to the applicable expiration date, such representation or warranty shall survive as to such claim until such time as the claim has been fully and finally resolved. The expiration of any representation or warranty or any Post-Closing Covenant shall not affect any indemnification claim for breaches of representations or warranties with respect to the matters set forth in a corresponding Claim Notice if a Claim Notice with respect to such indemnification claim is delivered prior to the applicable Survival Period Termination Date. It is the intention of the Parties that the foregoing supersede any applicable statutes of limitations that would otherwise apply under applicable Law. Notwithstanding anything to the contrary herein, this Section 8.01 shall not limit any claim or recovery available to any the Purchaser Indemnified Party under the R&W Insurance Policy or other insurance policy applicable to any Purchaser Indemnified Party or the Transactions.

Section 8.02    Indemnification by the Sellers.

Subject to the limitations set forth in this Article VIII, following the Closing, CB HoldCo shall, and shall cause the other Sellers to, on a joint and several basis with CB HoldCo, indemnify and hold harmless (i) in respect of any Losses attributable to Broadbean UK, the UK Purchaser and (ii) in respect of any other Losses, the Purchasers and its Affiliates (including the Acquired Entities after the Closing), and their respective members, managers and principals and its and their respective officers, directors, employees, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against, and shall hold the Purchaser Indemnified Parties harmless from any and all Losses resulting from or arising out of:

(a)    any inaccuracy or breach of the representations and warranties of the Sellers contained in Article II or the Seller Closing Certificate;

(b)    any breach or non-fulfillment of any Post-Closing Covenant to be performed by the Sellers or any of their Affiliates;

(c)    any and all Indebtedness or Acquired Entity Transaction Expenses arising prior to or at the Closing to the extent not taken into account in determining the Purchase Price;

(d)    any Excluded Liability or Excluded Asset;

(e)    any Indemnified Taxes;

(f)    the matters set forth on Schedule 8.02(f); and

(g)    subject to the terms of Section 4.10(b), any loss of deduction resulting from any “excess parachute payments” within the meaning of Section 280G of the Code received or retained in connection with the Transactions.

Section 8.03    Indemnification by the Purchasers.

Subject to the limitations set forth in this Article VIII, following the Closing, the Purchasers shall, and shall cause the Acquired Entities to, on a joint and several basis with the Purchasers, compensate, reimburse and indemnify the Sellers and their respective Affiliates, and their respective members, managers and principals and its and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against, and shall hold each Seller Indemnified Party harmless from, any Losses resulting from or arising out of:

(a)    any breach or non-fulfillment of any Post-Closing Covenant to be performed by the Purchasers or their Affiliates, including, following the Closing, the Acquired Entities; and

(b)    subject to Section 8.02, any Acquired Asset, Assumed Liability or Acquired Entity Liability.

Section 8.04    Indemnification Procedure for Third-Party Claims.

(a)    If any Action for which any Seller or any Purchaser or any Acquired Entity (each, an “Indemnitor”) may be liable to a Purchaser Indemnified Party or a Seller Indemnified Party, as applicable (each, an “Indemnitee”) pursuant to this Article VIII, other than pursuant to Section 8.02(e) which shall be governed by Section 4.09(k), is asserted, commenced or threatened in writing by a third party (a “Third-Party Claim”), the Indemnitee shall promptly, but in any event within thirty (30) days following the Indemnitee’s receipt of such Third-Party Claim, notify the Indemnitor in writing (such notice, a “Claim Notice”) of such Third-Party Claim. The failure of the Indemnitee to give timely notice of any Third-Party Claim shall not release, waive or otherwise affect the Indemnitor’s obligations with respect thereto, except to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such Third-Party Claim (except that the Indemnitor shall not be liable for any expenses incurred during the period in which the Indemnitee failed to provide such notice). The Claim Notice shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement and (ii) specify in reasonable detail, to the extent then known, each item of Loss included in the amount so stated, the basis for any anticipated liability, the breach of representation, warranty, covenant or agreement to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. The Indemnitee shall enclose with the Claim Notice a copy of all papers delivered with respect to such Third-Party Claim, if any, and any other documents reasonably necessary, as determined by the Indemnitee, to evidence such Third-Party Claim.

(b)    The Indemnitor shall be entitled to assume and conduct the defense of such Third-Party Claim, exercisable by written notice to the Indemnitee within thirty (30) days of receipt of a Claim Notice which relates to Losses arising or relating to a Third-Party Claim, at such Indemnitor’s sole cost and expense, with counsel selected by the Indemnitor. If the Indemnitor assumes and conducts the defense of such Third-Party Claim in accordance herewith: (i) the Indemnitor shall keep the Indemnitee reasonably informed of the progress of such defense; (ii) the Indemnitee may retain separate co-counsel at its sole cost and expense (or at the Indemnitor’s expense if the Indemnitor and the Indemnitee are both named parties to the applicable Third-Party Claim and the Indemnitee has been advised by counsel that there are one or more legal defenses available to the Indemnitee that are different from or additional to those available to the Indemnitor) and shall have a reasonable opportunity to participate in the defense of such Third-Party Claim, but the Indemnitor shall control the investigation, defense and settlement thereof subject to the limitations set forth herein; (iii) the Indemnitor shall not be entitled to assume or control the defense of any Third-Party Claim (A) that relates to or arises in connection with any criminal proceeding, (B) that does not solely seek (and continues to seek) monetary relief, or (C) if the Indemnitee has been advised by its outside counsel that a conflict of interest between the

Indemnitor and the Indemnitee; (iv) the Indemnitee shall not consent to the entry of any judgment or enter into any settlement with respect to such Third-Party Claim (or, if the Indemnitor is entitled to control the defense of such Third-Party Claim pursuant hereto, file any papers with respect thereto) without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, delayed or conditioned); and (v) the Indemnitor shall not consent to the entry of any order or enter into any settlement with respect to such Third-Party Claim without the prior written consent of the Indemnitee (which consent shall be given if the settlement by its terms (A) obligates the Indemnitor to pay the full amount of the liability in connection with such Third-Party Claim, (B) fully and finally releases the Indemnitee completely in connection with such Third-Party Claim, (C) does not impose any obligation or restriction on such Indemnitee or its Affiliates and excludes any injunctive or non-monetary relief applicable to the Indemnitee or any of its Affiliates, and (D) does not require any Indemnitee or its Affiliates to (1) admit any wrongdoing or liability or acknowledge any rights of any person or (2) take or refrain from taking any action). The Indemnitee shall use its commercially reasonable efforts to respond, defend (subject to the Indemnitor’s right to assume the defense, as provided above), settle or otherwise deal with such claims, and cooperate, at the sole cost and expense of the Indemnitor, as applicable, in any such defense and give the Indemnitor reasonable access to and copies of information, records and documents reasonably relevant to the Third-Party Claim. Notwithstanding the foregoing, with respect to any Third-Party Claim for which an Indemnitee’s primary source of recovery is reasonably expected to be the R&W Insurance Policy, the Purchasers and the insurer under the R&W Insurance Policy will have the right to assume and conduct (directly or indirectly) the defense, settlement or compromise thereof in accordance with the terms of the R&W Insurance Policy and the terms of this Section 8.04(b) shall not apply, but subject to Section 8.04(c) and Section 8.04(d).

(c)    If the Indemnitor does not assume the defense of a Third-Party Claim as provided in this Section 8.04 or withdraws from the defense of a Third-Party Claim, the Indemnitee will be entitled to assume such defense, at its sole cost and expense, including reasonable attorney’s fees and expenses, investigation expenses and all other expenses (or, if the Indemnitee incurs a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to Section 8.02 or Section 8.03, as applicable, at the expense of the Indemnitor); provided, however, that the Indemnitor shall have the right (but not the obligation) to participate in the defense of any such Third-Party Claim and to employ separate counsel of its choosing at its sole cost and expense, but the Indemnitee shall control the investigation, defense and settlement thereof. The reimbursement of fees, costs and expenses required by this Section 8.04(c) shall be made by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.

(d)    Whether or not the Indemnitor has assumed the defense of such Third-Party Claim, the Indemnitor will not be obligated to indemnify the Indemnitee hereunder with respect to any settlement entered into or any judgment consented to in writing by the Indemnitee without the prior written consent of the Indemnitor.

Section 8.05    Indemnification Procedures for Direct Claims.

If an Indemnitee wishes to make a claim for indemnification hereunder for a Loss that does not result from a Third-Party Claim (a “Direct Claim”), the Indemnitee shall notify the Indemnitor in writing (a “Direct Claim Notice”) promptly (and in any event on or before the applicable Survival Period Termination Date) of such Direct Claim, which Direct Claim Notice shall (a) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (b) specify in reasonable detail, to the extent then known, each item of Loss included in the amount so stated, the basis for any anticipated liability and the breach of representation, warranty, covenant or agreement to which each such item is related and the computation of the amount to which the Indemnitee claims to be entitled hereunder; provided, that any failure to so notify the Indemnitor shall not release, waive or otherwise affect the Indemnitor’s obligations with respect thereto, except and only to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such Direct Claim. The Indemnitor shall have thirty (30) days after its receipt of such Direct Claim Notice to respond in writing to such Direct Claim. If the Indemnitor does not so respond within such 30-day period, the Indemnitor shall be deemed to have agreed to such claim and the Indemnitor’s obligation to indemnify the Indemnitee for the full amount of all Losses related to or resulting therefrom. The Indemnitee shall reasonably cooperate and assist the Indemnitor, as applicable, at such party’s sole cost and expense, in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters.

Section 8.06    Limitations on Indemnification.

(a)    Notwithstanding anything to the contrary in this Agreement, in no event shall CB HoldCo or any other Seller be required to indemnify, defend or hold harmless any Purchaser Indemnified Parties pursuant to Section 8.02(a) unless and until the aggregate indemnifiable Losses of the applicable Indemnitee exceed $262,500 (the “Deductible”) and then only for the excess over the Deductible up to the amount remaining in the Indemnity Escrow Account; provided that the limitation in this clause shall not apply to any claim in respect of Indemnified Taxes or any inaccuracy or breach of the Fundamental Representations set forth in Article II. With respect to a claim in respect of any Indemnified Taxes or inaccuracy or breach of the Fundamental Representations set forth in Article II, the Deductible shall not apply. Any amounts due to the Purchaser Indemnified Parties pursuant to Section 8.02(a) shall be paid as follows: (i) except for any claim in respect of Indemnified Taxes or any inaccuracy or breach of the Fundamental Representations set forth in Article II, first from the Indemnity Escrow Account and then the Purchaser Indemnified Parties’ sole recourse shall be the R&W Insurance Policy, provided, however, if the Purchaser Indemnified Parties are unable to recover the full amount of the Loss under the R&W Insurance Policy because the R&W Insurance Policy was exhausted due to paying of Losses for any inaccuracy or breach of Fundamental Representations, then Sellers shall be responsible for an additional amount of Loss up to the amount paid out under the R&W Insurance Policy as a result of an inaccuracy or breach of the Fundamental Representations; and (ii) with respect to any claim in respect of Indemnified Taxes or any inaccuracy or breach of the Fundamental Representations set forth in Article II, first, from the amount remaining in the Indemnity Escrow Funds, second, from CB HoldCo and the other Sellers up to the remaining part of the retention under the R&W Insurance Policy, third, from the R&W Insurance Policy, and fourth, if the Purchaser Indemnified Parties have fully eroded the retention under the R&W Insurance Policy and fully exhausted coverage under the R&W Insurance Policy from CB HoldCo and the other Sellers up to the Purchase Price. Any amounts due to the Purchaser Indemnified Parties pursuant to Section 8.02(b)-(g) shall be paid by the Sellers, subject to the limitations in this

Agreement; provided, however, if there are Losses recoverable under Section 8.02, Purchaser Indemnified Parties shall make good faith efforts to recover under the R&W Insurance Policy and any recovery thereunder shall reduce the amount of the Loss. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Sellers pursuant to (A) Section 8.02(a) (other than for claims in respect of breaches of any Fundamental Representation or Fraud) shall be equal to amounts then held in the Indemnity Escrow Account (such account being the Purchaser Indemnified Parties’ sole source of recovery against the Sellers for Losses under this Article VIII in respect of any claim for recovery under Section 8.02(a) (other than for claims in respect of breaches of any Fundamental Representation)), (B) the remainder of Section 8.02 (other than for claims in respect of Fraud and the Restructuring Indemnity) shall be the Purchase Price (including, for the avoidance of doubt, any portion of the Escrow Amount) and (C) the Restructuring Indemnity shall be $2,000,000.

(b)    No Purchaser Indemnified Party or Seller Indemnified Party shall be entitled to recover more than once for the same Loss under this Article VIII even if a claim for indemnification in respect of such Loss has been made as a result of a breach of more than one representation, warranty, covenant or agreement in this Agreement. Further, no Purchaser Indemnified Party or Seller Indemnified Party shall be entitled to recover any amount relating to any Loss arising under one provision of this Agreement to the extent such Purchaser Indemnified Party or Seller Indemnified Party (or any other Purchaser Indemnified Party in the case of a Purchaser Indemnified Party or any other Seller Indemnified Party in the case of a Seller Indemnified Party) has already recovered such amount with respect to such Loss pursuant to such provision or any other provisions of this Agreement or to the extent such amount has been taken into account in the calculation of Closing Cash, Closing Indebtedness, Closing Net Working Capital, the Purchase Price or any Positive Adjustment Amount or Negative Adjustment Amount.

(c)    The amount of Losses indemnifiable under this Article VIII by the Indemnitor will be decreased by any amounts actually recovered by the Indemnitee (after giving effect to any applicable deductible or retention and net of the costs and expenses of obtaining any such amounts, indemnification and proceeds) or any Affiliate thereof under insurance policies or from any other Person. In the event that an insurance recovery is made at any time after an indemnification payment by the Indemnitor has been made with respect to any indemnified Loss, then, to the extent of the amount of such indemnification payment, a refund equal to the aggregate net amount of the recovery (less the costs of recovery to the Indemnitee) shall be made promptly to the applicable Indemnitor.

Section 8.07    Exclusive Remedy.

(a)    Each Party acknowledges and agrees that should the Closing occur, its sole and exclusive monetary remedy with respect to this Agreement, the Seller Closing Certificate and the Bill of Sale and Assignment and Assumption Agreement, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at Law or in equity, or otherwise, shall be a claim pursuant to the provisions of this Article VIII and subject to the limitations set forth in this Agreement; provided, that the provisions of this Section 8.07 shall not apply in the case of and to the extent of (i) any matter covered by Section 1.06, (ii) Fraud, (iii) a remedy seeking specific performance or injunctive relief by any Seller or any Purchaser in accordance with Section 9.04 of this Agreement or (iv) any remedy pursuant to the terms of any other Transaction Document. The provisions in this Agreement relating to indemnification, and the limits imposed on any Indemnitee’s rights and remedies with respect to this Agreement and the Transactions (including this Article VIII) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Sellers hereunder. Notwithstanding anything to the contrary in this Section 8.07, the provisions of this Section 8.07 shall not apply in the case of any remedy sought by the Purchasers to enforce the terms of the R&W Insurance Policy.

(b)    Any indemnification of the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to this Article VIII shall be effected by wire transfer of immediately available funds from the applicable Persons to an account designated in writing by the applicable Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be, within fifteen (15) days after the determination thereof in accordance with this Article VIII.

(c)    Until the first (1st) anniversary of the Closing Date (the “Escrow Survival Date”), amounts remaining in the Indemnity Escrow Account shall be available to compensate, reimburse and indemnify the Purchaser Indemnified Parties pursuant to this Article VIII. No later than two (2) Business Days following Escrow Survival Date, CB HoldCo and the US Purchaser shall provide Joint Written Instructions to the Escrow Agent, and cause the Escrow Agent to, as soon as practicable thereafter, deliver by wire transfer to CB HoldCo, any funds remaining in the Indemnity Escrow Account less the amount of any Third-Party Claim or Direct Claim properly submitted pursuant to the Escrow Agreement and this Agreement prior to the Escrow Survival Date which are still unresolved pursuant to this Agreement on the Escrow Survival Date (such claimed amounts, the “Reserved Amounts”).

(d)    Upon settlement or other resolution of any Third-Party Claim or Direct Claim (or any portion thereof), for which there is a Reserved Amount, the US Purchaser and CB HoldCo will deliver a Joint Written Instruction to the Escrow Agent to release the applicable (portion of the) Reserved Amount to CB HoldCo or the US Purchaser.

Section 8.08    Mitigation.

Each Party shall use its commercially reasonable efforts to mitigate its Losses that are indemnifiable hereunder upon and after becoming aware of any event which could reasonably be expected to, or does, give rise to any Losses (it being understood that the costs of such mitigation shall be deemed to be Losses).

Section 8.09    Materiality Scrape.

For purposes of determining whether an inaccuracy in or breach of any representations or warranties existed or occurred and the amount of Losses resulting from or arising out of such inaccuracy in or breach of any representation or warranty contained in Article II or the Seller Closing Certificate, that may be indemnifiable pursuant to this Article VIII, all qualifications or exceptions therein referring to or including the terms “material”, “materiality”, “in all material respects” or “Material Adverse Effect” shall be disregarded (other than in Section 2.06(b), Section 2.14 and Section 2.19 or in the definitions of Material Adverse Effect or Material Contract or in any other representation or warranty that requires the listing of a matter set forth therein containing the word “material”).

Section 8.10    Subrogation; Contribution.

(a)    If an Indemnitor makes an indemnification payment to an Indemnitee with respect to any Loss, then such Indemnitor will be subrogated, to the extent of such payment, to all related rights and remedies of such Indemnitee under any insurance policy, acquisition agreement or other agreement or right (excluding the R&W Insurance Policy) against or with respect to such Loss, except with respect to amounts not yet recovered by such Indemnitee (or any other such Person entitled to indemnification hereunder) under any such insurance policy, acquisition agreement or other agreement or right that already have been netted against such Loss for purposes of determining the indemnifiable amount of such Loss. Promptly following such Indemnitor’s request, such Indemnitee will take all reasonably necessary, proper or desirable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing.

(b)    No Indemnitor will have any right to reimbursement or contribution from, subrogation to, or indemnification from the Purchasers (or any Affiliate thereof, including, following the Closing, the Acquired Entities) with respect to any indemnification claim of an Indemnitee against any Indemnitor in its capacity as such under this Agreement or otherwise in connection with this Agreement.

Section 8.11    Characterization of Indemnification Payments.

Except as otherwise required by applicable Law, the Parties shall treat any indemnification payment made hereunder as an adjustment to the Purchase Price.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01    Expenses.

Whether or not the Closing takes place, and except as set forth in this Agreement (including in Section 1.06(a), Section 4.04(c), Section 4.06(b), Section 4.07(b), Section 4.09(c) and Section 4.18) or any Transaction Document, all costs and expenses incurred in connection with this Agreement, the Transaction Documents and the Transactions shall be paid by the Party incurring such expense; provided, that, notwithstanding the foregoing, any amounts incurred and paid by CB HoldCo or any of its Affiliates prior to the Closing as required under the EY Letter shall be reimbursed to CB HoldCo or its designee by the Purchasers.

Section 9.02    Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, electronic mail or postage prepaid mail (registered or certified) or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or electronic mail, or, if mailed, three (3) days after mailing (one (1) Business Day in the case of overnight courier service), as follows:

(a)	if to the Purchasers, to:

Veritone, Inc.
5291 California Ave., Suite 350
Irvine, CA 92617
	Telephone:	(888) 507-1737
	Email:	legaldept@veritone.com
	Attention:	Chief Legal Officer

with copies to:

Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, CA 90401
	Telephone:	(310) 883-6400
	Facsimile:	(310) 883-6500
	Attention:	Thomas Hopkins
Bram Couvreur
	Email:	thopkins@cooley.com
bcouvreur@cooley.com
(b)	if to any Seller, to:

CareerBuilder, LLC
200 N. LaSalle Street, Suite 1100
Chicago, IL 60601
	Telephone:	(773) 527-5697
	Email:	legal@careerbuilder.com
	Attention:	General Counsel

with copies to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
	Telephone:	(212) 839-5883
	Facsimile:	(212) 839-5599
	Attention:	Tony Feuerstein
Grace Jamgochian
	Email:	tfeuerstein@sidley.com
grace.jamgochian@sidley.com

Section 9.03    Severability.

It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 9.04    Specific Performance.

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post any bond or other security as a prerequisite to obtaining equitable relief.

Section 9.05    Entire Agreement.

This Agreement, the License Agreements, the Transaction Documents, the Confidentiality Agreement, the Clean Team Agreement, the Data Sharing Agreement (including the Exhibits, Disclosure Schedules and Schedules hereto and thereto) contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither Party shall have any liability to any other Party in respect of, or be bound by, any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the License Agreements, the Transaction Documents, the Confidentiality Agreement, the Clean Team Agreement, or the Data Sharing Agreement.

Section 9.06    Assignment.

This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party, in whole or in part (including by operation of law in connection with a merger or consolidation or conversion of such Party), without the prior written consent of CB HoldCo (in the event of an assignment by the Purchasers) or the US Purchaser (in the event of an assignment by any Seller), as applicable, which CB HoldCo and the US Purchaser, as applicable, may withhold in their absolute discretion; provided, that (i) the Purchasers shall be permitted, without CB HoldCo’s consent, to assign any of its rights, interests and obligations under this Agreement to any of their Subsidiaries and (ii) in connection with a sale of all or substantially all of the assets of a Seller to an unaffiliated third party, each applicable Seller is permitted, without the Purchaser’s consent, and shall be required to, assign all of its rights, interests and obligations under this Agreement and to cause such third party to assume in writing all of its rights, interests and obligations under this Agreement; provided that no such assignment shall limit, relieve or otherwise affect the obligations or Liabilities of such assignor hereunder or impair, hinder or delay the Purchasers’ ability to consummate the Transactions. Wherever a Purchaser has the right under this Agreement to an assignment by a Seller of the Capital Stock or of an Acquired Asset, or an

assumption from a Seller of an Assumed Liability, such Purchaser may designate any of its Subsidiaries as its designee, subject to CB HoldCo’s consent (not to be unreasonably withheld), to acquire or assume any such Capital Stock, Acquired Assets or Assumed Liabilities, as applicable.

Section 9.07    No Third-Party Beneficiaries.

Except as set forth in the last sentence of this Section 9.07, this Agreement is for the sole benefit of the Parties and nothing in this Agreement expressed or implied shall give or be construed to give to any Person, other than the Parties, any legal or equitable rights under this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, (a) each of the Related Parties shall be third-party beneficiary of the provisions set forth in Section 9.12, (b) each of the Seller Group Members (as defined in Section 9.16 below) shall be a third-party beneficiary of the provisions set forth in (a), each of the Seller’s Affiliates and their respective Representatives and Related Parties shall be third-party beneficiaries of the provision set forth in Section 9.15, and (b) if the Closing occurs, each of the (i) D&O Indemnified Persons shall be a third-party beneficiary of the provisions set forth in Section 4.06 and (ii) the Indemnitees (other than any Party) shall be third-party beneficiaries of the provisions set forth in Article VIII in relation to indemnification of Indemnitees.

Section 9.08    Amendment.

This Agreement may be amended by the Parties at any time before the Closing, by an instrument in writing signed on behalf of each of Purchaser and CB HoldCo and any purported amendment, modification or supplement by any of the Purchasers and CB HoldCo in any manner that does not comply with this Section 9.08 shall be void and of no force and effect.

Section 9.09    Waiver.

No provision of this Agreement may be waived unless such waiver is in writing and signed by (a) CB HoldCo, in the case of a provision that is to be effective against CB HoldCo or any other Seller or (b) the US Purchaser, in the case of a provision that is to be effective against the Purchasers. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

Section 9.10    Governing Law; Jurisdiction.

(a)    This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

(b)    Each Party irrevocably agrees that any Action arising out of or relating to this Agreement brought by any other Party shall be brought and determined in the Court of Chancery of the State of Delaware (or, solely if such courts decline jurisdiction, in any federal court located in the State of Delaware), and each Party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions. Each Party agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware, as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and each party further waives any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.11    Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.11.

Section 9.12    No Recourse

All Actions, obligations, Losses or causes of action (whether in Contract, in tort, in Law or in equity, or granted by statute whether by or though attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (i) this Agreement, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with, or as inducement to, this Agreement), (iii) any breach or violation of this Agreement and (iv) any failure of the Transactions to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as Parties to this Agreement subject to the terms and conditions hereof, provided, that nothing in the foregoing shall prevent either Party from seeking specific performance in connection with this Agreement in accordance with Section 9.04. In furtherance and not in limitation of the foregoing, and notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement, the License Agreements, any Transaction Document or any other documents or instruments delivered in connection with this Agreement, the License Agreements or any Transaction Document shall be had against any Related Party, in each case, other than the Parties (and, in the case of any Transaction Document or the License Agreements, the applicable parties thereto), whether in Contract, tort, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any Party under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 9.12 shall relieve or otherwise limit the liability of any Party for any breach or violation of its obligations under such agreements, documents or instruments.

Section 9.13    Disclosure Schedules.

The information set forth in this Agreement and the Disclosure Schedules attached hereto is disclosed solely for purposes of this Agreement, and no information set forth herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Notwithstanding anything to the contrary set forth in the Disclosure Schedules or in this Agreement, the information and disclosures set forth in any section of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedules as though fully set forth in such section of the Disclosure Schedules for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any section of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 9.14    Interpretation.

The headings set forth in this Agreement, in any Exhibit, in any Schedule or in the Disclosure Schedules hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context requires otherwise, any reference in this Agreement to any Article, Section, clause, Schedule or Exhibit shall be to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation” and the term “dollar” or “$” means lawful currency of the United States. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date of this Agreement. Reference to a United States legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing will, in respect of any jurisdiction other than the United States, include a reference to what most nearly approximates in that jurisdiction to the United States legal term. Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case, unless the context otherwise requires. All Exhibits, Schedules and the Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. When a reference is made in this Agreement to a Section, Exhibit, Schedule or Disclosure Schedules, such reference shall be to a Section of, or an Exhibit, Schedule or Disclosure Schedules to, this Agreement unless otherwise indicated. When a reference is made in this Agreement to “ordinary course of business” or “ordinary course of the Business,” such references shall mean with respect to an action taken by or on behalf of the Sellers, the Business or any Acquired Entity, that is taken in the ordinary course of the normal operations of such Seller, the Business or such Acquired Entity and is consistent in nature, scope and magnitude with the past practices of management of the Business or such Acquired Entity through the date hereof. All references to a document or item of information having been “made available” will be deemed to include (i) with respect to the Purchasers, providing such document or item of information to the Purchasers, the Purchasers’ counsel or the Purchasers’ financial advisor on or prior to May 26, 2023 or (ii) the posting of such document or item of information in the Intralinks electronic data room accessible by the Purchasers or any of its Representatives on or prior to May 26, 2023.

Section 9.15    No Presumption Against Drafting Party.

Each of the Parties acknowledges that it has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 9.16    CB HoldCo Representative Privilege.

The Parties acknowledge and agree that the law firms listed on Schedule 9.16 (the “Seller Firms”) have represented the Sellers in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Transactions, and that the Sellers, their Subsidiaries and direct and indirect equityholders, and their respective partners, officers, directors, employees and representatives (the “Seller Group Members”) have a reasonable expectation that a Seller Firm will represent them in connection with any claim involving any Seller Group Member, on the one hand, and the Purchasers, the Acquired Entities or any of their respective Affiliates and representatives (the “Purchaser Group Members”), on the other hand, arising under this Agreement, the Related Documents or the Transactions. Each Purchaser hereby, on behalf of itself and the Acquired Entities and the other Purchaser Group Members, irrevocably: (a) acknowledges and agrees that any attorney-client privilege, solicitor-client privilege, work product or other attorney-client or solicitor-client confidential information (“Attorney-Client Information”) arising from communications prior to the Closing between any Seller or an Acquired Entity (including any one or more officers, directors, employees or stockholders of an Acquired Entity), on the one hand, and a Seller Firm, on the other hand, are not included in the property, rights, privileges, powers, franchises and other interests that are possessed by or vested in the Acquired Entities or the Business, that the Acquired Entities’ rights to such Attorney-Client Information shall be deemed property of, and controlled solely by, CB HoldCo for the benefit and on behalf of the Seller Group Members and, upon request, convey and transfer any Attorney-Client Information to CB HoldCo; (b) acknowledge and agree that the Seller Group Members shall have the right to retain, or cause any Seller Firm to retain, any such documentation or information in the possession of any Seller Firm or such Seller Group Members at the Closing; (c) agree not to access, retain or use any documentation or information constituting Attorney-Client Information and that no Purchaser Group Member shall have any right to waive any attorney-client privilege or other right to confidentiality with respect to such Attorney-Client Information; (d) disclaim the right to assert a waiver by any Seller Group Member with regard to the attorney-client privilege, solicitor-client privilege or other right to confidentiality with respect to such Attorney-Client Information solely due to the fact that such documentation or information is physically in the possession of an Acquired Entity or the Business after the Closing; (e) consent to any Seller Firm’s representation after the Closing of any Seller Group Member in any claim that may relate to a Purchaser Group Member or the Transactions and consent to and waive any conflict of interest arising therefrom without the need for any future waiver or consent; and (f) consent to the disclosure by any Seller Firm to any Seller Group Member of any documentation or information obtained by such Seller Firm during the course of its representation of Sellers, the Acquired Entities or any Subsidiary or direct or indirect equityholder prior to the Closing, whether related to this Agreement, the Related Documents, the Transactions or otherwise, whether or not such disclosure is made prior to or after the Closing and whether or not the documentation or information disclosed is subject to any attorney-client privilege, solicitor-client privilege or confidentiality obligation to the Acquired Entities, any Subsidiary or direct or indirect equityholder or any other Person. To the extent that the Acquired Entities have any rights to request or control files of a Seller Firm, only the Seller Group Members shall have such rights. If any claim arises after the Closing between any Purchaser Group Member and a Person other than a Seller Group Member, such Purchaser Group Member shall not disclose any documentation or information that is subject to an attorney-client privilege or other rights of confidentiality referenced in this Section 9.16 without the prior written consent of CB HoldCo; provided, however, that if such Purchaser Group Member is required by judicial order or other legal process to make such disclosure, such Purchaser Group Member shall promptly notify CB HoldCo in writing of such requirement (without making disclosure) and shall provide CB HoldCo with such cooperation and assistance as shall be necessary to enable CB HoldCo to prevent disclosure by reason of such attorney-client privilege, solicitor-client privilege or other rights of confidentiality. This Section 9.16 is for the benefit of the Seller Group Members and such Persons are intended third-party beneficiaries of this Section 9.16.

Section 9.17    Execution of Agreement.

This Agreement and any related agreements and instruments may be executed in multiple counterparts, all of which shall be considered one and the same agreement, and which shall become effective when each of the Parties has signed one or more such counterparts and delivered such signed counterparts to each other Party. Each Party may deliver its signed counterpart of this Agreement (or such related agreements and instruments) to each other Party by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

Section 9.18    Guarantee. The US Purchaser hereby absolutely, unconditionally and irrevocably guarantees, as primary obligor and not as surety, the due and punctual payment and performance by UK Purchaser of all of UK Purchaser’s obligations under this Agreement and the Transaction Documents (the “UK Purchaser Guaranteed Obligations”). The foregoing sentence is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of the UK Purchaser Guaranteed Obligations. Should the UK Purchaser default in the discharge or performance of all or any portion of the UK Purchaser Guaranteed Obligations, the obligations of the US Purchaser hereunder shall become immediately due and payable. The US Purchaser hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against the Sellers, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Agreement or elsewhere in a Transaction Document.

* * * *

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

VERITONE, INC.

By:	/s/ Ryan Steelberg
Name:	Ryan Steelberg
Title:	President

VERITONE UK LTD.

By:	/s/ Ryan Steelberg
Name:	Ryan Steelberg
Title:	President

[Signature Pages to Securities and Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

CAREERBUILDER, LLC

By:	/s/ Jeff Furman
Name:	Jeff Furman
Title:	Chief Executive Officer

CAREERBUILDER INTERNATIONAL HOLDING B.V.

By:	/s/ B. Walstra
Name:	B. Walstra
Title:	Director A

By:	/s/ W.H. Kamphuijs
Name:	W.H. Kamphuijs
Title:	Director B

CAREERBUILDER FRANCE HOLDING, LLC

By:	/s/ Jeff Furman
Name:	Jeff Furman
Title:	Chief Executive Officer

[Signature Pages to Securities and Asset Purchase Agreement]

ANNEX I

DEFINITIONS

Capitalized terms used but not otherwise defined in this Agreement have the respective meanings assigned to such terms below.

“280G Payments” has the meaning set forth in Section 4.10(b).

“280G Stockholder Approval” has the meaning set forth in Section 4.10(b).

“Accrued Tax Amount” means an amount equal to the sum of (a) the Income Tax liabilities of the Acquired Entities for any Pre-Closing Tax Period that are unpaid as of the Reference Time, calculated by (i) including in taxable income for the Pre-Closing Tax Period any adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) resulting from a change in method of accounting for a taxable period ending on or before the Closing Date, (ii) including in taxable income for the Pre-Closing Tax Period any advance payments, deferred revenue or other prepaid amounts received or arising on or before the Reference Time, regardless of when such amounts actually are recognized for Income Tax purposes, (iii) including any Taxes imposed on or with respect to an Acquired Entity pursuant to Sections 951, 951A or 965 of the Code arising out of, resulting from or attributable to income earned or property held by an Acquired Entity in any Pre-Closing Tax Period and (b) any employment or payroll Tax liability of the Acquired Entities deferred until after the Reference Time pursuant to any Pandemic Response Laws; provided that such amounts shall (1) not be a number less than zero in any jurisdiction or with respect to any taxpaying entity or group, (2) be calculated, except as otherwise set forth in this definition, in a manner consistent with Section 4.09(f) and the past practices of the Acquired Entities except as otherwise required by applicable Law, (3) take into account estimated (or other prepaid) Tax payments made, or tax credits earned, before the Reference Time (to the extent that such payments or credits have the effect of reducing (but not below zero) an accrued Tax liability otherwise included in the Accrued Tax Amount), (4) not include any Taxes resulting from transactions of the Acquired Entities taken at the direction of the Purchasers or their Affiliates on the Closing Date after the Closing (other than in the ordinary course of business or as explicitly contemplated by this Agreement), (5) not include any deferred Tax assets, (6) not include any contingent Taxes, and (7) not include any Taxes included in Acquired Entity Transaction Expenses.

“Acquired Assets” has the meaning set forth in Section 1.02(a).

“Acquired Entities” has the meaning set forth in the recitals.

“Acquired Entity Assets” has the meaning set forth in Section 1.02(a).

“Acquired Entity Employees” has the meaning set forth in Section 4.07(a).

“Acquired Entity Liabilities” has the meaning set forth in Section 1.02(c).

“Acquired Entity Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and all stock purchase, stock option, severance, employment or consulting, change-of-control, bonus, retention, incentive, deferred compensation and other benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA, (a) under which any Business Employee has any right to benefits from the Acquired Entities, (b) which are maintained, sponsored or contributed to by (or required to be contributed to by) the Acquired Entities or (c) to which any of the Acquired Entities is a party, excluding in each case any plans (i) maintained or sponsored by Sellers, one of their Affiliates (other than an Acquired Entity) or a Governmental Authority or (ii) to which contributions are made via social security or social insurance.

“Acquired Entity Transaction Expenses” means all (a) unpaid fees, costs, charges, expenses and obligations that are incurred by or on behalf of the Acquired Entities (and for which an Acquired Entity is liable) in connection with or relating to the consummation of the Transactions that remain unpaid after the Closing, (b) any change in control, transaction, retention or similar bonuses of the Acquired Entities payable to employees, officers or directors in connection with the Transactions and unpaid as of immediately prior to the Closing, (c) Transaction Payroll Taxes, (d) fifty percent (50%) of the cost of the D&O Tail Policy, (e) fifty percent (50%) of the Transaction Taxes and (f) fifty percent (50%) of the fees payable to the Escrow Agent pursuant to the Escrow Agreement, in each case of the preceding clauses (a) through (f), that remain unpaid as of Closing. For the avoidance of doubt, Acquired Entity Transaction Expenses shall exclude all fees, costs, charges, expenses and obligations that (i) are incurred by the Purchasers or any of its Affiliates, (ii) are incurred by any Acquired Entity in connection with any action or activity necessary for the Purchasers to satisfy its obligations set forth herein or in any of the Transaction Documents, (iii) are accrued or reflected in the Closing Net Working Capital, (iv) are reflected in Closing Indebtedness or (v) incurred in connection with that certain Engagement Letter, dated as of May 18, 2023, by and between Ernst & Young LLP and Broadbean UK (the “EY Letter”).

“Acquisition Proposal” has the meaning set forth in Section 4.19.

“Action” means any action, claim, complaint, petition, suit, investigation, litigation, arbitration or other proceeding whether civil or criminal, at law or in equity by or before any Governmental Authority or arbitrator.

“Adjustment Escrow Account” has the meaning set forth in Section 1.04(b).

“Adjustment Escrow Amount” has the meaning set forth in Section 1.04(b).

“Adjustment Escrow Amount Shortfall” has the meaning set forth in Section 1.06(g).

“Adjustment Escrow Funds” means, at any given time, the Adjustment Escrow Amount deposited with the Escrow Agent on the Closing Date (and including any interest or other earnings thereon), less amounts disbursed therefrom in accordance with this Agreement and the Escrow Agreement.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person; provided, however, that, (a) except with respect to Section 2.21 (Transactions with Interested Parties), Sections 4.03(a) and 4.03(c) (Confidentiality), Section 4.04(c) (Efforts to Consummate), Section 4.05(b) (Publicity), Section 4.19 (Exclusivity), Section 8.07 (Exclusive Remedy) and Section 9.12

(No Recourse) (and for application of the definition of “Related Party” for purposes of such Section 8.07 and Section 9.12), (i) Apollo Global Management, Inc., its affiliated investment funds and alternative investment vehicles and its and their Affiliates (defined without giving effect to this proviso) (including their portfolio companies and portfolio investments but excluding Camaro Parent and its Subsidiaries), (ii) Ontario Teachers’ Pension Plan Board and its Affiliates (defined without giving effect to this proviso) (including their portfolio companies and portfolio investments but excluding Camaro Parent and its Subsidiaries) (together, “Ontario Teacher’s Pension Plan”) and (iii) TEGNA Inc. and its Affiliates (defined without giving effect to this proviso) (excluding Camaro Parent and its Subsidiaries), in each case, shall be deemed not to be Affiliates of CB HoldCo, the Equity Sellers, the Asset Sellers and the Acquired Entities, (iv) “Affiliate” shall not include any portfolio company of any Person and (b) the Acquired Entities shall be deemed to be Affiliates of (i) the Sellers until the Closing and (ii) the Purchasers and their Affiliates from and after the Closing.

“After-Acquired Business” means any business activity that would violate Section 5.01 that is acquired from any Person or is carried on by any Person that is acquired by or combined with any Seller or any Subsidiary of any Seller, as applicable, in each case, after the Closing Date.

“Agreed Accounting Policies” means the accounting principles, policies, methods, practices, categories, estimates, judgments and assumptions described in the Example Statement of Net Working Capital and Agreed Accounting Policies attached hereto as Exhibit C.

“Agreement” has the meaning set forth in the initial paragraph hereof.

“Allocation” has the meaning set forth in Section 1.08(b).

“Allocation Objections Statement” has the meaning set forth in Section 1.08(b).

“Anti-Corruption Laws” has the meaning set forth in Section 2.07(c).

“Antitrust Laws” means the Hart-Scott-Rodino Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approval” means any consent, approval, authorization, waiver or Permit, or expiration of applicable waiting period.

“Asset Sellers” has the meaning set forth in the recitals.

“Assigned Contracts” has the meaning set forth in Section 1.02(a)(i).

“Assumed Liabilities” has the meaning set forth in Section 1.02(c).

“Attorney-Client Information” has the meaning set forth in Section 9.16.

“Base Purchase Price” has the meaning set forth in Section 1.04(a)(i).

“BB Acquisition Date” means March 31, 2014.

“BDO” has the meaning set forth in Section 1.06(d).

“Bill of Sale and Assignment and Assumption Agreement” means a Bill of Sale and Assignment and Assumption Agreement providing, among other things, for the assignment of the Acquired Assets and the assumption of the Assumed Liabilities as contemplated hereby, in substantially the form attached hereto as Exhibit A.

“Broadbean Australia” has the meaning set forth in the recitals.

“Broadbean France” has the meaning set forth in the recitals.

“Broadbean Inc.” has the meaning set forth in the recitals.

“Broadbean Programmatic Services” means demand-side programmatic software and services in a manner where there is non-exclusive publisher source attribution reported back to the customer.

“Broadbean UK” has the meaning set forth in the recitals.

“Bundled Contract” means that certain Contract set forth on Schedule 4.24.

“Business” means the business conducted by the Acquired Entities and the Sellers (solely with respect to the Acquired Assets), as of the Closing, which provides direct recruiters and agency recruiters with job distribution and multi-posting technology and candidate search software, through a subscription or pay-for-performance model that includes analytical feedback, OFCCP compliance job distribution, a network of diversity websites, media buy services and Broadbean Programmatic Services; provided, that, for the avoidance of doubt, the “Business” does not include CB Programmatic and Other Services.

“Business Confidential Information” means confidential or non-public information of the Sellers (solely with respect to the Business) and the Acquired Entities (including trade secrets) and the confidential or non-public information provided to the Sellers (solely with respect to the Business) and the Acquired Entities by any third party which the Sellers are obligated to keep confidential or non-public.

“Business Day” means any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in New York, New York are required or authorized by Law to be closed for business.

“Business Employee” means each employee primarily providing services to or otherwise primarily engaged in the Business who are identified on Schedule 4.07(a) (as may be updated by mutual agreement between the US Purchaser and CB HoldCo after the date hereof in a manner not inconsistent with Section 4.01), including, for the avoidance of doubt, all Acquired Entity Employees, all Offer Employees and all EOR Employees.

“Business Plans” means each of the Acquired Entity Plans and all “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and all stock purchase, stock option, severance, change-of-control, bonus, retention, incentive, deferred compensation and other benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA, under which the Acquired Entities have any liability (including contingent liability on account of an ERISA Affiliate), excluding in each case any plan maintained or contributed to by the third-party employer-of-record provider for the EOR Employees.

“Business Systems” means all information technology systems, including computer hardware, electronic data processing, information, record-keeping, communications, telecommunications and computer systems, networks, servers, and peripherals, that are: (i) owned by the Acquired Entities in the conduct of their business or (ii) are an Acquired Asset.

“Camaro Parent” means Camaro Acquisition, LLC, a Delaware limited liability company.

“Capital Stock” has the meaning set forth in the recitals.

“CareerBuilder B.V.” has the meaning set forth in the recitals.

“CareerBuilder B.V. Capital Stock” has the meaning set forth in the recitals.

“CB BB License Agreement” means that certain license and services agreement, dated as of October 31, 2022, by and between CB HoldCo and Broadbean UK, as amended by that certain amendment, dated as of May 8, 2023, by and between CB HoldCo and Broadbean UK.

“CB Entity Contracts” means those Contracts pursuant to which CB HoldCo or a Subsidiary thereof (other than the Acquired Entities) is obligated to deliver to a third-party customer, products and/or services of the Business, excluding any Shared Customer Contracts.

“CB HoldCo” has the meaning set forth in the initial paragraph hereof.

“CB Programmatic and Other Services” means (a) supply-side programmatic software and services (i) for the purposes of candidate acquisitions and other marketing purposes that are not visible to direct recruiters, agency recruiters, DSP exchanges, and job board partners, in each case that are customers or (ii) without source attribution visible to the end-user customer; (b) resume and profile search software and services, including the talent discovery platform and resume database; (c) the sourcing solutions business of CB HoldCo and its Subsidiaries, and (d) talent network platform, including client level career sites and analytics.

“CBFH” has the meaning set forth in the recitals.

“CBFH Capital Stock” has the meaning set forth in the recitals.

“Change of Control” means, with respect to any Person (the “Target Person”), the consummation of any transaction or series of related transactions involving any direct or indirect purchase or acquisition (whether by way of merger, share purchase or exchange, consolidation, license, lease, business combination, consolidation or similar transaction or otherwise) by another Person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange

Act of 1934, as amended), other than by any Person who, prior to such transaction or series of related transactions, is an Affiliate of the Target Person, of either (a) a majority of the voting power of the securities entitled to elect or designate (as the case may be) the board of directors or equivalent governing body or Person (including the general partner or the managing member) of the Target Person (or any direct or indirect parent company) or (b) all or substantially all of the assets of the Target Person and its Subsidiaries, taken together as a whole.

“Claim Notice” has the meaning set forth in Section 8.04(a).

“Clean Team Agreement” has the meaning set forth in Section 4.03(a).

“Closing” has the meaning set forth in Section 1.03.

“Closing Cash” means, as of the Reference Time, all cash and cash equivalents (including short term investments) of the Acquired Entities and all checks (regardless of whether cleared) and funds received by any Acquired Entity or their banks (e.g., checks deposited or funds paid to lock-box accounts). Notwithstanding the foregoing, Closing Cash (a) shall be increased by, to the extent not already included, checks and funds received by any Acquired Entity or its banks (e.g., checks deposited or funds paid to lock-box accounts) from a third party as of the Reference Time; and (b) shall be reduced by (i) cash restricted from withdrawal by Law or contract, cash in reserve accounts, cash escrow accounts and custodial cash and (ii) cash necessary to cover all outstanding checks and wire transfers that have been mailed, transmitted or otherwise delivered by any Acquired Entity or their banks but have not yet cleared the bank or other accounts, in each instance as determined in accordance with GAAP.

“Closing Cash Balance” means the Closing Cash balance of Broadbean Australia, Broadbean UK, Broadbean France and Broadbean Inc., as applicable, in each case as of the Reference Time and as of the Closing; provided, that, if any such balance is expressed in AUS$, GBP£ or EUR (each, an “Alternative Currency”), as applicable, such balance shall mean the equivalent of such amount in USD$ for purposes of Section 4.12 and shall be determined by using the rate of exchange for the purchase of United States dollars with the Alternative Currency provided by Reuters on the date of the Reference Time.

“Closing Date” has the meaning set forth in Section 1.03.

“Closing Indebtedness” means the Indebtedness as of the Closing.

“Closing Net Working Capital” means the Net Working Capital as of the Reference Time.

“Closing Payment” has the meaning set forth in Section 1.04(a).

“COBRA” has the meaning set forth in Section 2.11(h).

“Code” means the Internal Revenue Code of 1986.

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 4.03(a).

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device; or (ii) damaging or destroying any data or file without the user’s consent.

“Continuation Period” has the meaning set forth in Section 4.07(c).

“Continuing Employees” has the meaning set forth in Section 4.07(a).

“Contract” means any written or enforceable oral contract, agreement, license, sublicense, lease, sublease, sales order, purchase order, credit agreement, indenture, mortgage, note, bond or warrant (including all amendments, supplements and modifications thereto).

“control” means (including, with correlative meanings, “controlled by” and “under common control with”), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“CPA Firm” has the meaning set forth in Section 1.06(d).

“Current Policies” has the meaning set forth in Section 4.06(b).

“Customary Commercial Contracts” means customary Contracts with vendors, lessors, lenders and the like entered into in the ordinary course of business and that do not relate primarily to Taxes.

“D&O Indemnified Persons” has the meaning set forth in Section 4.06(a).

“D&O Tail Policy” has the meaning set forth Section 4.06(b).

“DAC 6” has the meaning set forth in Section 2.09(a).

“Data” means the data contained in the databases of the Sellers (solely with respect to the Business) and the Acquired Entities and the data and databases that the Sellers (solely with respect to the Business) and the Acquired Entities use in the operation of their business, including Products Data, Business Confidential Information, and Personal Information.

“Data Sharing Agreement” has the meaning set forth in Section 4.03(a).

“Deductible” has the meaning set forth in Section 8.06(a).

“Direct Claim” has the meaning set forth in Section 8.05.

“Direct Claim Notice” has the meaning set forth in Section 8.05.

“Disclosure Schedules” means the disclosure schedules of the Sellers delivered to the Purchasers in connection with this Agreement.

“Draft Allocation” has the meaning set forth in Section 1.08(b).

“Encumbrance” means any lien, encumbrance, security interest, pledge, adverse ownership interest, charge, covenant, mortgage, easement, deed of trust, hypothecation, restriction on transfer of title or voting, whether imposed by Contract, understanding, Law, equity, arising under the PPSA or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities Laws.

“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

“Environmental Laws” has the meaning set forth in Section 2.13.

“EOR Employees” has the meaning set forth in Section 4.07(a).

“Equity Sellers” has the meaning set forth in the recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 2.11(f).

“Escrow Agent” has the meaning set forth in Section 1.04(b).

“Escrow Agreement” has the meaning set forth in Section 1.04(b).

“Escrow Amount” means the sum of the Adjustment Escrow Amount and the Indemnity Escrow Amount.

“Escrow Survival Date” has the meaning set forth in Section 8.07(c).

“Estimated Acquired Entity Transaction Expenses” has the meaning set forth in Section 1.04(c).

“Estimated Closing Cash” has the meaning set forth in Section 1.04(c).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.04(c).

“Estimated Closing Statement” has the meaning set forth in Section 1.04(c).

“Estimated Net Working Capital” has the meaning set forth in Section 1.04(c).

“Example Statement of Net Working Capital and Agreed Accounting Policies” means the Example Statement of Net Working Capital and Agreed Accounting Policies attached hereto as Exhibit C.

“Excluded Assets” has the meaning set forth in Section 1.02(b).

“Excluded Liabilities” has the meaning set forth in Section 1.02(d).

“Excluded Tax Assets” has the meaning set forth in Section 1.02(b)(xviii).

“Excluded Trademarks” means the trademarks, trade names, company names, business names, trade styles, service marks and logos using the name “CareerBuilder”.

“Existing Guaranty” has the meaning set forth in Section 4.11(a).

“Export Control Laws” has the meaning set forth in Section 2.07(c).

“EY Letter” has the meaning set forth in the definition of Acquired Entity Transaction Expenses.

“Final Closing Statement” has the meaning set forth in Section 1.06(d).

“Financial Controls” has the meaning set forth in Section 2.05(c).

“Financial Statement Exceptions” has the meaning set forth in Section 2.05(a).

“Financial Statements” has the meaning set forth in Section 2.05(a).“Fraud” means, with respect to any Seller, that such Seller (a) has made a representation or warranty in Article II or the Seller Closing Certificate with actual knowledge that such representation or warranty was inaccurate or false at the time it was made, or (b) has made an omission with actual knowledge that such omission would render any representation or warranty in Article II or the Seller Closing Certificate, inaccurate or false at the time it was made, in each case, with the specific intent to induce any other Party to rely on such representations or warranties to such other Party’s detriment in entering into this Agreement, and, for the avoidance of doubt, does not include constructive fraud or merely making a negligent misrepresentation, negligent omission or negligent disclosure.

“Fundamental Representations” means (i) with respect to Sellers, the representations and warranties set forth in Sections 2.01(a), 2.02, Section 2.03(a), 2.04(a)(i), 2.05(d)(i), Section 2.09, Section 2.17, 2.18, 2.21 and 2.22 and (ii) with respect to the Purchasers, the representations and warranties set forth in Sections 3.01, 3.02, 3.03(a)(i), and 3.08.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“GLJ” means Groupe Les Jeudis SAS.

“Governmental Antitrust Authority” has the meaning set forth in Section 4.04(b).

“Governmental Authority” means any supranational, federal, state, provincial, local, county or municipal government, governmental, regulatory or administrative agency, department, court, commission, board, bureau or other authority or instrumentality, domestic or foreign.

“Group Relief” means any relief capable of being surrendered, transferred or otherwise made available by or to a company for United Kingdom Tax purposes pursuant to Part 5 or 5A of the CTA 2010 or Chapter 4 of Part 22 of the CTA 2010.

“Hazardous Substances” means (a) any substance that is listed classified or regulated under any Environmental Laws as hazardous or toxic, (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive material or radon or (c) any other substance that may give rise to liability under any Environmental Laws.

“Inbound IP Contracts” has the meaning set forth in Section 2.10(c).

“Income Taxes” means Taxes imposed on, or determined by reference to, net income or gains, in whole or in part (including corporation tax in the United Kingdom and company tax in Australia).

“Indebtedness” means, with respect to the Acquired Entities, without duplication, all obligations (a) of indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures, loan agreements, indentures, sale and leaseback agreements, mortgages, pledges, hypothecations, deeds of trust, conditional sale or title retention agreements, security agreements, equipment financing obligations or similar instruments, (c) for reimbursement or payment under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds, performance bonds, advance payment guarantees or bonds, bid guarantees or bonds, in each case issued or created by or for the account of the Acquired Entities and solely to the extent drawn, (d) for the deferred purchase price of, or contingent payment for, properties, goods or services, including earnouts and similar agreements (other than trade liabilities in the ordinary course of business), (e) as lessee that are capitalized in accordance with GAAP (for the avoidance of doubt, excluding any operating lease obligations), (f) secured by an Encumbrance (other than Permitted Encumbrances) on the property or assets of an Acquired Entity, (g) obligations under interest rate, currency, commodity derivatives or other hedging agreements, including caps, collars and swaps (valued at the termination value thereof), (h) all obligations for unfunded Liabilities of the Acquired Entities earned and accrued as of the Closing relating to any Acquired Entity Plan that is a defined benefit plan (as defined in ERISA Section 3(35)) with respect to and all obligations accrued and earned as of the Closing under any Acquired Entity Plan that is a deferred compensation plan payable by the Acquired Entities (other than, for the avoidance of doubt, any paid time off or similar benefit), in each case, together with any applicable employer portion of payroll Taxes related thereto, (i) the Accrued Tax Amount and (j) in the nature of guarantees of the obligations described in the immediately preceding clauses (a) through (i) above of any other Person. For the avoidance of doubt, Indebtedness shall not include any amounts reflected in Net Working Capital, Acquired Entity Transaction Expenses or obligations incurred by or on behalf of the Purchasers or any obligations or Liabilities between or among the Sellers and/or their Subsidiaries (other than the Acquired Entities) on the one hand, and the Acquired Entities, on the other hand, that are retained or settled by the Sellers (or cancelled) at or prior to Closing.

“Indemnified Taxes” means (a) Pre-Closing Taxes, (b) Taxes of any member of an affiliated, consolidated, combined or unitary group of which an Acquired Entity (or any predecessor of any Acquired Entity) is or was a member on or prior to the Closing Date (other than a member that is itself an Acquired Entity), including pursuant to Treas. Reg. § 1.1502-6 or any analogous or similar state, local, or non-U.S. Tax Law (including any liability for Tax of any Acquired Entity after Closing to make a payment to the Sellers or their Affiliates for, or refund of a payment for, Group Relief or in connection with entering into a similar joint election pursuant to any arrangement or agreement entered into on or before Closing), (c) any Taxes of the Sellers, their direct or indirect equityholders or any of their Affiliates (other than Taxes of the Acquired Entities or any of their Subsidiaries) for any Tax period, (d) all Taxes of any Person imposed on an Acquired Entity as a transferee or successor to a Seller, by Contract or pursuant to any applicable Law, which Taxes relate to an event or transaction occurring before the Closing, (e) all Transaction Payroll Taxes, (f) the portion of Transaction Taxes that the Sellers bear pursuant to Section 4.09(c); provided Indemnified Taxes shall not include any portion of Transaction Taxes that is the responsibility of a Purchaser under Section 4.09(c), (g) any payroll, employment or social contribution Taxes of an Acquired Entity which arise as a result of (i) shares, other securities, options or other rights to acquire shares or securities or any interests in shares or securities granted, or acquired by, any current or former employee, director or office-holder (or associate of any of the foregoing) of any Acquired Entity prior to Closing or (ii) Part 7A of ITEPA 2003 (or any equivalent legislation in a jurisdiction outside the United Kingdom) where (A) the arrangement giving rise to the charge was entered into on or before Closing, (B) the arrangement was designed to reward any officer or employee or former officer or employee of an Acquired Entity (or any Affiliate of an Acquired Entity prior to Closing) and (C) the arrangement was entered into at a time when the third party was acting on the instructions of, or for the benefit of, any of the Sellers or an Affiliate of any of the Sellers; (h) an amount equal to a liability of Broadbean UK to account to His Majesty’s Revenue and Customs for a refund of credits arising from any R&D Claim made by Broadbean UK in respect of a Pre-Closing Tax Period, where such liability arises as result of such R&D Claim being wholly or partially disallowed; and (i) the amount of any Seller Tax Refund that constitutes an Indemnified Tax pursuant to Section 4.09(l).

“Indemnitee” has the meaning set forth in Section 8.04(a).

“Indemnitor” has the meaning set forth in Section 8.04(a).

“Indemnity Escrow Account” has the meaning set forth in Section 1.04(b).

“Indemnity Escrow Amount” has the meaning set forth in Section 1.04(b).

“Indemnity Escrow Funds” means, at any given time, the Indemnity Escrow Amount deposited with the Escrow Agent on the Closing Date (and including any interest or other earnings thereon), less amounts disbursed therefrom, or subject to an unresolved claim, in accordance with this Agreement and the Escrow Agreement.

“Independent Auditor” has the meaning set forth in Section 4.18(b).

“Information” has the meaning set forth in Section 4.03.

“Insolvency Event” means any of the following in respect of an Acquired Entity (a) a receiver, receiver and manager, liquidator, provisional liquidator, administrator or trustee is appointed in respect of the Acquired Entity or a substantial portion of its assets or anyone else is validly appointed who (whether or not as agent for the Acquired Entity) is in possession, or has control, of a substantial portion of the Acquired Entity’s assets for the purpose of enforcing an Encumbrance, (b) to the extent not contested in a timely and appropriate manner, an application is made to a court of competent jurisdiction or a resolution is passed or an order is made for the winding up or dissolution of the Acquired Entity, (c) the Acquired Entity proposes or takes any steps to implement a voluntary winding-up, dissolution or liquidation prior to the Closing, (d) the Acquired Entity stops paying its debts when they become due and payable or is declared or taken under any applicable Law to be insolvent or the Acquired Entity board of directors resolves that the Acquired Entity is insolvent, (e) any Person in whose favor the Acquired Entity has granted any Encumbrance over all or a substantial portion of its assets enforces any security under that Encumbrance, or (f) any equivalent event under any other applicable Law which is equivalent to any of the events referred to in (a) to (e) above.

“Intellectual Property” means all intellectual property and intellectual property rights arising throughout the world, including: (a) trademarks, trade names, service marks, designs, trade dress, logos, domain names and indicia of source, whether or not registered, and all registrations of and pending applications to register any of the foregoing, including the goodwill symbolized thereby or associated therewith; (b) patents, patent applications, patent or invention disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), and all reissues, divisional, reexaminations, renewals, extensions, provisionals, continuations and continuations-in-part in connection therewith; (c) copyrights and all works of authorship (whether or not copyrightable), whether or not registered, and all registrations and all pending applications for registration of the same; (d) trade secrets, know-how, technologies, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications and other proprietary and confidential business information; and (e) source code, object code, application programming interfaces, databases and other software (“Software”).

“Intentional Breach” means a breach which has resulted from either (i) fraud or (ii) a deliberate act or failure to act with actual knowledge that the act or failure to act constituted or would result in a breach.

“Interim Balance Sheet” has the meaning set forth in Section 2.05(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 2.05(a).

“Interim Financial Statements” has the meaning set forth in Section 2.05(a).

“International Trade Control Laws” has the meaning set forth in Section 2.07(c).

“Invoice” has the meaning set forth in Section 4.16(a).

“IP Agreement” has the meaning set forth in Section 2.10(k).

“IRS” means the United States Internal Revenue Service.

“Joint Written Instructions” has the meaning set forth in Section 1.06(g).

“Key Customers” has the meaning set forth in Section 2.19(a).

“Key Employee” means each individual set forth on Schedule 10.

“Key Suppliers” has the meaning set forth in Section 2.19(b).

“Knowledge of the Sellers” means the actual knowledge (after reasonable inquiry of their respective direct reports) of the individuals set forth on Schedule 11.

“Law” means any law, statute, ordinance, rule, regulation, order, writ, judgment, injunction, decree or other binding directive issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Authority.

“Liability” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising.

“License Agreements” means (i) the CB BB License Agreement and (ii) that certain license and services agreement, dated as of May 8, 2023, by and among CareerBuilder UK Limited, a limited company incorporated under the laws of England and Wales, CareerSite.biz Ltd., a limited company incorporated under the laws of England and Wales, Groupe Les Jeudis S.A.S., a company organized under the laws of France, and Broadbean UK, a limited company incorporated under the laws of England and Wales.

“Licensed Mark” has the meaning set forth in Section 4.13.

“Lookback Date” means the date that is three (3) years prior to the date of this Agreement.

“Losses” means any losses, Liabilities, charges, interest, penalties, damages, Taxes, claims, deficiencies, awards, costs, fees and expenses (including (i) interest and (ii) reasonable attorneys’, consultants’ and advisors’ fees and disbursements and other reasonable out-of-pocket expenses incurred in investigating, preparing or defending the foregoing), judgments, fines and amounts paid in settlement (in the case of settlements), assessments or deficiencies of any kind; provided that notwithstanding the foregoing, (a) “Losses” shall not include exemplary or punitive damages unless awarded to a third party by a Governmental Authority or arbitrator in connection with a third-party claim and (b) “Losses” shall not include any costs, fees, or expenses related to a Purchaser Indemnified Party’s voluntary participation in a Tax Claim controlled by CB HoldCo.

“Material Adverse Effect” means any change, circumstance, occurrence, event or effect (“Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), or results of operations, of the Business (taken as a whole); provided, that, any Effect attributable to, resulting from or arising out of, the following shall not be taken into account in determining whether a “Material Adverse Effect” shall have occurred: (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein); (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof); (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index; (iv) changes in the industries in which the Business operates or seasonal fluctuations in the Business; (v) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof; (vi) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism (including cyber-attacks) or military conflicts; (vii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires, pandemics (including COVID-19 or any mutation or variation thereof or related health condition), public health emergencies, widespread occurrences of infectious diseases, natural disasters, or any national, international or regional calamity; (viii) any change in, or failure of the Business to meet, or publication regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Business (it being understood that the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); (ix) any Action arising from or relating to this Agreement or the Transactions; (x) the execution, announcement, performance or existence of this Agreement or identity of the Purchasers; (xi) compliance by the Sellers with the terms of this Agreement, including the failure to take any action restricted by this Agreement; (xii) the effect of any event or action taken or omission to act at the express written request of the US Purchaser and (xiii) any action taken, or omission to act, by the Purchasers in breach of this Agreement; provided, however, that, to the extent any of the Effects in the preceding clauses (i) through (vii) have a disproportionate adverse impact on the Acquired Entities, taken as a whole, as compared generally to other participants that operate in the industries in which the Acquired Entities operate, such Effect may (solely to the extent of such disproportionate adverse impact) be taken into account in determining whether a Material Adverse Effect on the Sellers, taken as a whole, has occurred.

“Material Contracts” has the meaning set forth in Section 2.14(a).

“Negative Adjustment Amount” has the meaning set forth in Section 1.06(g).

“Net Working Capital” has the meaning set forth in the Example Statement of Net Working Capital and Agreed Accounting Policies.

“Objection” has the meaning set forth in Section 1.06(c).

“Off-the-Shelf Software” means licenses for generally commercially available third-party Software that is: (i) licensed under “shrink-wrap,” “click-through,” or other standard contracts or agreements; (ii) not included in or distributed with any of the Products; and (iii) available for a total replacement cost of less than $100,000.

“Offer Employees” has the meaning set forth in Section 4.07(a).

“Open Source Software” shall mean (i) any Software that is licensed pursuant to any license that is a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, or (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Organizational Documents” means the articles of incorporation, certificate of formation, certificate of incorporation, charter, bylaws, articles of formation, articles of organization, constitution, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, organization or governance of a Person, including any amendments thereto.

“Outbound IP Contracts” has the meaning set forth in Section 2.10(d).

“Outside Advisor” has the meaning set forth in Section 4.18(c).

“Outside Date” has the meaning set forth in Section 7.01(a)(ii).

“Overhead and Shared Services” means ancillary corporate or shared services provided by the Sellers or their Affiliates (other than the Acquired Entities) to or in support of the Business that are general corporate or other overhead services provided to both (a) the Business and (b) other businesses of the Sellers and their Affiliates, including access to hardware and software related to research and development services, treasury services, public relations, procurement, legal and risk management services, payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, internal audit services, executive management services, investor relations services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, and property management services, in each case, including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other Intellectual Property used in connection therewith. Overhead and Shared Services shall not include any item in the immediately preceding sentence (i) primarily used in, primarily held for use in, or primarily related to Business or (ii) that is provided by the Acquired Entities or by using exclusively Business Employees or any of the Acquired Assets.

“Owned Intellectual Property” means all: (i) Intellectual Property that is owned or purported to be owned by an Acquired Entity and (ii) Seller Business Intellectual Property.

“Pandemic Response Laws” means the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the COVID-related Tax Relief Act of 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster (as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65)), the UK’s Coronavirus Job Retention Scheme, and any other similar or additional U.S. federal, state, or local or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parachute Payment Waiver” has the meaning set forth in Section 4.10(a).

“Parent Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and all stock purchase, stock option, severance, employment or consulting change-of-control, bonus, retention, incentive, deferred compensation and other benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA which are sponsored, maintained or contributed to by CB HoldCo, the Equity Sellers, or any of their Subsidiaries in which Business Employees or former employees that supported the Business participate or in respect of which any Acquired Entity may have any direct or indirect actual or contingent liability to any of the Business Employees or former employees that supported the Business, or their spouses, eligible dependents or beneficiaries and, in each case, which are not Acquired Entity Plans, excluding in each case any plans maintained or sponsored by a Governmental Authority or to which contributions are made via social security or social insurance.

“Parties” has the meaning set forth in the initial paragraph hereof.

“Payoff Letter” has the meaning set forth in Section 4.16(a).

“Pensions Regulator” has the meaning set forth in Section 2.11(j).

“Permissible Transaction” has the meaning set forth in Section 4.19(z).

“Permit” means any permit, license, approval, consent, registration, variance, certification, endorsement or qualification granted by or obtained from any Governmental Authority pursuant to Law.

“Permitted Activities” has the meaning set forth Section 5.01(b)(B).

“Permitted Encumbrances” means (a) those Encumbrances set forth in Section I of the Disclosure Schedules, (b) mechanics’, carriers’, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of the Business or which are being contested in good faith by appropriate filings, (c) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of the Business, (d) statutory liens for Taxes, assessments and other governmental charges (i) that are not due and payable or that may thereafter be paid without penalty or (ii) that are being contested in good faith by appropriate proceedings diligently conducted for which adequate reserves have been established on the face of the Interim Balance Sheet, (e) all Encumbrances created by, arising under, or existing as a result of, any Law, (f) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties, (g) easements, covenants, rights-of-way and other similar restrictions of record, (h) any conditions that may be shown by a current, accurate survey or physical inspection of any parcel of real property owned or leased by any Acquired Entity made prior to the Closing, (i) (i) zoning, building and other similar restrictions, (ii) Encumbrances that have been placed by any developer, landlord or other third party on property over which any Acquired Entity has easement, lease or license rights and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in this clause (i), individually or in the aggregate, materially impairs the continued use and operation of any parcel of real property owned or leased by any Acquired Entity in the Business, (j) Encumbrances which have been insured against by owner or leasehold title insurance policies benefitting the Acquired Entities owning or leasing the parcel of real property, (k) all finance lease obligations that are, or are required to be, classified as a balance sheet liability in accordance with GAAP, (l) non-exclusive licenses of Intellectual Property rights granted, in the ordinary course of the Business, and (m) to the extent terminated in connection with the Closing, Encumbrances securing payment, or other obligations, of the Sellers or any of the Subsidiaries of the Sellers with respect to indebtedness for borrowed money.

“Person” means and includes any domestic or foreign individual, partnership, corporation, limited liability company, group, association, joint stock company, trust, estate, joint venture, unincorporated organization or any other form of business or professional entity or Governmental Authority (or any department, agency or political subdivision thereof).

“Personal Information” means (i) information about an identified or identifiable natural person; (ii) information that constitutes “personal data”, “personally identifiable information”, “nonpublic personal information”, “customer proprietary network information,” “individually identifiable health information,” “protected health information,” “personal information,” or similar term as defined under applicable Law or any similar information governed by Privacy Requirements.

“Phase-Out Period” has the meaning set forth in Section 4.13.

“Positive Adjustment Amount” has the meaning set forth in Section 1.06(h).

“Post-Closing Covenant” has the meaning set forth in Section 8.01.

“PPSA” means the Australian Personal Properties Securities Act 2009 (Cth).

“Pre-Closing Tax Period” means any Tax period (or portion thereof) that ends on or before the Closing Date.

“Pre-Closing Taxes” means Taxes of the Acquired Entities and Taxes relating to the Business, the Acquired Assets, or the Assumed Liabilities, in each case for any Pre-Closing Tax Period (including, for the avoidance of doubt, any such Taxes resulting from any reorganization, or restructuring steps, actions or transactions implemented by the Sellers prior to the Closing).

“Preparation Costs” has the meaning set forth in Section 4.18(c).

“Privacy Policies” means each external past or present privacy policy or privacy or security-related representation, policy, or promise of the Sellers (solely with respect to the Business) and the Acquired Entities, including any policy, representation, or promise relating to: (i) the privacy of users of the Products or any website or service operated by or on behalf of the Sellers (solely with respect to the Business) and the Acquired Entities; or (ii) the creation, collection, use, storage, retention, hosting, disclosure, security, transmission, interception, transfer, disposal, or other processing of any Personal Information.

“Privacy Requirements” means any applicable Law, any applicable rule, principle, or other requirement of a self-regulatory organization, and any applicable published industry best practice or other standard, contractual obligation, or internal or external policy of the Sellers (solely with respect to the Business) and the Acquired Entities, in each case, as amended from time to time, that pertains to (A) privacy, data security or data protection, (B) the creation, collection, use, disclosure, transfer, transmission, storage, security, hosting, disposal, destruction, retention, interception or other processing of Data, (C) direct marketing and any other initiation, transmission, monitoring, recording, or receipt of communications (in any format, including voice, video, email, phone, text messaging, or otherwise), or consumer protection, or (D) security breach notification, and the Privacy Policies.

“Products” means all products and services of the Business from which any Seller or Acquired Entity has derived since the Lookback Date, or is currently deriving revenue from the sale, license, subscription, provision, support or maintenance thereof.

“Products Data” means (i) all data and content uploaded or otherwise provided by or for customers or users (or any of their respective customers or users) of the Sellers (solely with respect to the Business) and the Acquired Entities to, or stored by or for customers or users (or any of their respective customers or users) of the Sellers (solely with respect to the Business) and the Acquired Entities on the Products and (ii) all data and content (including any voice, video, email, text messaging, or other communications) created, compiled, inferred, derived, transmitted, intercepted, or otherwise collected or obtained by or for the Products or by or for the Sellers (solely with respect to the Business) and the Acquired Entities in connection with its provision of the Products or operation of the Business

“Prohibited Party” has the meaning set forth in Section 2.07(e).

“Proposed Closing Statement” has the meaning set forth in Section 1.06(a).

“Purchase Price” has the meaning set forth in Section 1.04(a).

“Purchaser” has the meaning set forth in the initial paragraph hereof.

“Purchaser Closing Certificate” has the meaning set forth in Section 1.05(a)(iii).

“Purchaser Group Members” has the meaning set forth in Section 9.16.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.02.

“Purchaser Outside Advisor” has the meaning set forth in Section 4.18(a).

“Purchaser Payments” has the meaning set forth in Section 4.10(b).

“R&D Claim” means any claim for relief for expenditure on research and development under any of the provisions of Part 13 CTA 2009 or an R&D expenditure credit (as defined for the purposes of section 104A CTA 2009) under any of the provisions of Chapter 6A of Part 3 CTA 2009 or any equivalent or similar claim or regime for relief in any other jurisdiction.

“R&W Insurance Policy” has the meaning set forth in Section 4.15.

“Real Property Leases” has the meaning set forth in Section 2.15(a).

“Reference Time” means 11:59 p.m. Eastern time on the day immediately prior to the Closing Date.

“Registered Intellectual Property” has the meaning set forth in Section 2.10(a).

“Related Documents” means the Bill of Sale and Assignment and Assumption Agreement, the Escrow Agreement and the Transition Services Agreement.

“Related Party” means a Person’s Affiliates, and such Person’s and such Person’s Affiliates’ current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents and advisors (including accountants, consultants, investment bankers, legal counsel and other experts) and other representatives.

“Required Financial Information” has the meaning set forth in Section 4.18(a).

“Required Financials” has the meaning set forth in Section 4.18(a).

“Reserved Amounts” has the meaning set forth in Section 8.07(c).

“Resolution Period” has the meaning set forth in Section 1.06(c).

“Resolved Matters” has the meaning set forth in Section 1.06(c).

“Restricted Activities” has the meaning set forth in Section 5.01(a)(i).

“Restricted Area” means the United States of America, the United Kingdom, the European Union and Australia and any other country in which the Business operates as of immediately prior to the Closing.

“Restricted Parties” has the meaning set forth in Section 5.01(a).

“Restructuring Indemnity” has the meaning set forth in Section 8.01.

“Retained Employees” means the employees of Broadbean France who are not Business Employees.

“Review Period” has the meaning set forth in Section 1.06(c).

“Sales Tax” means any sales, goods, services, value-added or similar tax.

“Sanction” has the meaning set forth in Section 2.07(c).

“Sanctioned Countries” has the meaning set forth in Section 2.07(e).

“Sanctions Authority” means the United States of America (including the U.S. Department of the Treasury’s Office of Foreign Assets Control, Department of State and the Bureau of Industry and Security of the Department of Commerce), His Majesty’s Treasury of the United Kingdom, the Council of the European Union and the Australian Sanctions Office.

“Sanctions Laws” has the meaning set forth in Section 2.07(c).

“Seller Business Intellectual Property” means all Intellectual Property that is owned or purported to be owned by a Seller and primarily used in, primarily held for use in, or primarily related to the Business.

“Seller Closing Certificate” has the meaning set forth in Section 1.05(b)(iii).

“Seller Firms” has the meaning set forth in Section 9.16.

“Seller Group” has the meaning set forth in Section 2.21.

“Seller Group Members” has the meaning set forth in Section 9.16.

“Seller Indemnified Parties” has the meaning set forth in Section 8.03.

“Sellers” has the meaning set forth in the recitals.

“Seller Tax Refunds” has the meaning set forth in Section 4.09(m).

“Shared Customer Contracts” has the meaning set forth in Section 1.02(b)(ii).

“Signing Press Release” has the meaning set forth in Section 4.05(a).

“Stamp Duty” means any stamp, transfer, transaction or registration duty, tax or charge imposed, and includes any interest, fine or penalty in respect of the above.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person, of which an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person. For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary.

“Substitute Guaranty” has the meaning set forth in Section 4.11(a).

“Survival Period Termination Date” has the meaning set forth in Section 8.01.

“TAA” has the meaning set forth in Section 1.07(c).

“Target Net Working Capital” means negative $4,482,000.

“Tax” or “Taxes” means, with respect to any Person, all U.S. federal, state, local or non-U.S. income taxes (including any tax on or based upon net income, gross income, or income, or earnings, profits, or selected items of income, earnings or profits) and all gross receipts, ad valorem, transfer, escheat, franchise, license, Stamp Duty, withholding, payroll, employment, social security contribution, levy (including apprenticeship levy and health & social care levy) or windfall profits taxes, alternative or add-in minimum taxes, customs duties, Sales Tax, any liability of any Acquired Entity at any time to make a payment for, or refund of a payment for, Group Relief to the Sellers (or an Affiliate of the Sellers), or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority on such Person.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claim” has the meaning set forth in Section 4.09(j).

“Tax Returns” means any returns, reports, certificates, forms or similar statements or documents (including any related or supporting information or schedules attached thereto and any information returns, amended Tax returns, claims for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“TCGA” means Taxation of Chargeable Gains Act 1992.

“Terminated Agreements” means all Contracts, written or oral, between any Acquired Entity, on the one hand, and any Seller or any of its Affiliates (other than any other Acquired Entity), except for this Agreement, the License Agreements, the Shared Customer Contracts, the Related Documents and the Contracts listed in Section 4.16 of the Disclosure Schedules.

“Terminated Employee Payment” has the meaning set forth in Section 4.07(b).

“Third-Party Claim” has the meaning set forth in Section 8.04(a).

“Third-Party Consents” has the meaning set forth in Section 4.21.

“Third-Party Notices” has the meaning set forth in Section 4.21.

“Transaction Documents” means the Related Documents and the R&W Insurance Policy and the other certificates, instruments, documents, schedules, annexes and exhibits contemplated by this Agreement or otherwise entered into substantially contemporaneously with this Agreement or the Closing with respect to the Transactions (but excluding the License Agreements).

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred or accrued by the Acquired Entities with respect to any bonuses, option exercises or other compensatory payments made in connection with the Transactions.

“Transaction Taxes” has the meaning set forth in Section 4.09(c).

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transferred Claims” has the meaning set forth in Section 1.02(a)(viii).

“Transferred Permits” has the meaning set forth in Section 1.02(a)(ix).

“Transferred Records” has the meaning set forth in Section 1.02(a)(vii).

“Transition Services Agreement” means a transition services agreement providing, among other things, for the provision by CB HoldCo and its Affiliates to the Purchasers and one or more of its subsidiaries of certain services for a transitional period following the Closing, in substantially the form attached hereto as Exhibit D.

“Treasury Regulations” means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, in effect as of the date hereof.

“UK Purchaser” has the meaning set forth in the initial paragraph hereof.

“UK Purchaser Guaranteed Obligations” has the meaning set forth in Section 9.18.

“Unresolved Matters” has the meaning set forth in Section 1.06(d).

“US Purchaser” has the meaning set forth in the initial paragraph hereof.

“Waived Payments” has the meaning set forth in Section 4.10(a).

“Wire Instructions Allocation” has the meaning set forth in Section 1.04(c).

“Wrong Pocket Contract” has the meaning set forth in Section 4.24.

“Year-End Financial Statements” has the meaning set forth in Section 2.05(a).